03007872

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise"

*CURRENT ADDRESS 62 Radyanska St

Marganets, Dnipropetrovsk

oblast, 53400

**FORMER NAME

PROCESSED

APR 10 2003

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34710 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: ERS

DAT : 3/31/03

ATTACHMENT 1

82-34710

03 MAR 17 AM 7:21

[Translation from the Ukrainian language]

REGISTERED

by the Executive Committee of the Marganets City Council of the People's Deputies

Order No. 229-R
Dated 20 June 2002

Deputy Head of the City

[signature] Slinchenko
[seal]

APPROVED

by the General Shareholders' Meeting of the Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise"

Minutes No.8
Dated 16 May 2002

CHARTER

OF THE OPEN JOINT STOCK COMPANY

"MARGANETSKY ORE MINING AND PROCESSING ENTERPRISE"

(AMENDED AND RESTATED)

2002

ATTACHMENT 1

03 MAR 17 AM 7:21

1. GENERAL PROVISIONS

1.1. The Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" (hereinafter – the "Company") has been established pursuant to Order No.12/138-AO of the Regional Department of the State Property Fund of Ukraine in Dnipropetrovsk oblast, dated 22 December 1995 by the reorganization of the state enterprise – "Marganetsky Ore Mining and Processing Enterprise" – into the Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" according to the Decree No. 699/94 of the President of Ukraine "On Measures for Securing the Rights of Citizens to Use Privatization Property Certificates", dated 26 November 1994.

1.2. The name of the Company shall be:

1.2.1. Full name shall be:

in Ukrainian – відкрите акціонерне товариство "Марганецький гірничо-збагачувальний комбінат";

in Russian – открытое акционерное общество "Марганецкий горно-обогатительный комбинат".

1.2.2. The abbreviated name shall be:

in Ukrainian - ВАТ "МГЗК";
in Russian – ОАО "МГОК".

1.3. The address of the Company shall be at 62 Radyanska Street, Marganets, Dnipropetrovsk oblast, Ukraine, 322970.

1.4. The Company shall be the legal successor of all rights and obligations of the state enterprise "Marganetsky Ore Mining and Processing Enterprise" upon the termination of its activities as a state enterprise according to applicable legislation.

2. LEGAL STATUS OF THE COMPANY

2.1. The Company shall be a legal entity under the laws of Ukraine, shall have independent balance sheet, current and other accounts in banks, round seal with its name, stamps, letterhead, company name, trademarks and other requisites.

2.2. The Company shall become a legal entity from the date of its state registration.

2.3. The Company may establish branches, subsidiaries and representative offices on the territory of Ukraine and abroad. Branches and representative offices of the Company shall act pursuant to regulations thereof, while subsidiaries shall act on the basis of charters. Heads of branches and representative offices shall act on the basis of powers of attorney, issued by the Management Board of the Company, approved by the Supervisory Council. Heads of subsidiaries may act without powers of attorney.

2.4. The Company may be a participant of joint ventures, joint stock and other companies, concerns, consortiums, associations and other voluntary associations.

2.5. The Company shall not be liable under the obligations of the shareholders. Shareholders shall be liable under the obligations of the Company to the extent of the shares owned by them. Shareholders, who have not paid up shares owned by them in full, shall be liable under the obligations of the Company to the extent of such unpaid amount, if the Company is subject to liquidation and if property is subject to seizure. The Company shall not be liable under the obligations of the state, neither the state shall be liable under the obligations of the Company.

2.6. The Company shall be liable under its obligations with all its property, which may be seized according to applicable legislation.

2.7. The Company has the right to enter into agreements (contracts), *inter alia,* sale-purchase agreements, services agreements, property insurance, carriage, custody, agency, lease and commission agreements etc., to acquire proprietary and individual non-proprietary rights, incur obligations, appear before the court and arbitration.

2.8. The Company shall carry out the foreign economic activity according to applicable legislation of Ukraine.

2.9. The property of the Company shall be protected according to applicable legislation of Ukraine, and in certain cases, according to requirements of international legislation.

2.10. The Company has the right to attract and use on contractual basis financial resources, intellectual property objects, property and particular proprietary rights of citizens and legal entities, including non-residents of Ukraine.

2.11. The Company may own buildings, structures, machinery, equipment, transport means, securities, information, scientific, engineering, technological developments, other property and rights to property, including intellectual property rights.

2.12. The Company has the right to sell, to pledge, to transfer to other enterprises, institutions, organizations, to barter, to lease, to grant free of charge for temporary usage or to lend buildings, structures, equipment, transport means,

inventory, raw materials owned by it and other assets, accounted at its balance sheet.

2.13. The Company has the right to buy, to take a pledge, lease, receive as a result of assignment, donation, rent or in other way to receive property or rights to property from enterprises, institutions, organizations and citizens.

2.14. The Company has the right to invest free funds into bonds, shares, bank certificates and other securities in circulation, to hold auctions, exhibitions, fairs and to participate therein, to carry out transactions at commodity and stock exchanges.

2.15. The Company may grant financial aid, as well as to participate in sponsor and charitable activities with respect to legal entities and individuals (including foreign).

2.16. The Company shall carry out its activities according to applicable legislation of Ukraine and this Charter.

3. PURPOSE AND SUBJECT MATTER OF THE COMPANY'S ACTIVITIES

3.1. The Company was established with the purpose of obtaining profit out of production and business, scientific, research and design, financial and other activities and realization on the basis of obtained profit the interests of the Company's shareholders.

3.2. The principal purpose of the Company's activities shall be:

3.2.1. Satisfaction of needs of citizens, state, private, other enterprises and organizations in products and services in the sphere, determined by objectives of the Company's activities;

3.2.2. Ensuring of development and improvement of productive efficiency, arrangement of conditions for highly productive labor;

3.2.3. Realization on the basis of obtained profits of economic and social interests of shareholders and members of labor collective.

3.3. The subject matter of the Company's activities shall be as follows:

3.3.1. Mining and dressing of manganese ore, mining of other minerals (clay, silica sand, plastic clay, limestone), production of manganese sulphate;

3.3.2. Sales and distribution of enriched manganese ore, manganese clay, clay substance used for production of expanded clay, silica sands, plastic clays, sulphate, manganese, which shall be sold at local and foreign markets;

3.3.3. Lateral utilization of muds of ore-dressing plants and their processing for mining of manganese components and other minerals;

3.3.4. Carrying out of surveyor and neo-physical, special engineering-geological works, lands inventory, privatization surveys followed by issuance of state deeds, cadastral surveys;

3.3.5. Retreatment of disturbed lands;

3.3.6. Mining of granite, production and sales of products out of granite (blocks, products of mechanic processing of granite, road metal, screening etc), production of clay for production of expanded clay, calculon, sand;

3.3.7. Extraction and sales of heat energy and steam;

3.3.8. Production and sales of building blocks out of coquina limestone;

3.3.9. Cooperation with consumers of the Company's products – producers of ferroalloys and ferrous metals through processing of conversion raw materials, tolling, futures contracts, leasing, barter and other forms of cooperation;

3.3.10. Promotion of manganese products at local and foreign markets by establishment of own infrastructure, liaisons with end-consumers and other participants of organized markets;

3.3.11. Attraction of internal and foreign investments for development of highly technological, competitive and ecologically safe production;

3.3.12. Organization of rational management of both own and attracted financial resources with the help of modern financial methods;

3.3.13. Storage and sales of scrap;

3.3.14. Housing construction;

3.3.15. Design estimate, building and construction, repair, precommissioning and other works in the area of construction, production of building materials and constructions;

3.3.16. Brokerage activity, marketing, engineering, management, intermediate trading transactions, rendering commercial services, scientific, expert, consulting and other types of services for domestic and foreign entities and citizens;

3.3.17. Rendering internal and international transport services, including conveyance of passengers. Repairs, restoration, sales and after-sales service of motor transport.

3.3.18. Development of auxiliary agriculture for the production and sales of agricultural products;

3.3.19. Wholesale and retail trade, including by means of foreign currency according to applicable legislation;

3.3.20. Carrying out of medical activity, including trade of medical preparations;

3.3.21. Organization of excursion and tourist activities, including international;

3.3.22. Training, retraining and professional development of workers and specialists;

3.3.23. Issuance and sales of securities;

3.3.24. Foreign economic activities;

3.3.25. Fulfillments of mobilization tasks according to applicable Ukrainian legislation;

3.3.26. Other type of activities, which do not contradict the legislation of Ukraine and the Charter: rendering radio- telephone communications services etc.

3.3.27. Charitable and sponsor activities;

3.3.28. Supply of natural gas;

3.3.29. Supply of combustive-lubricating materials;

3.4 Activities which are subject to licensing may be carried out by the Company after obtaining appropriate license.

3.5 During a period between a general shareholders' meetings, the Supervisory Council shall have a right to obtain licenses and permits for certain types of activities, specify and work out in detail pursuant to requirements of applicable legislation, provisions of Chapter 3 of the Charter "Purpose and Subject Matter of the Company's Activities", subject to further approval by the general shareholders' meeting.

4. CHARTER FUND OF THE COMPANY

4.1. The Charter fund of the Company shall amount to one hundred sixty two million four hundred sixty nine thousand two hundred (UAH 162,469,200) hryvnias.

4.2. The Charter fund of the Company shall be divided into six hundred forty nine million eight hundred seventy six thousand eight hundred

(649,876,800) common registered shares, each having the nominal value of point twenty five (UAH 0.25) hryvnia.

4.3. Shares may be purchased at the expense of buildings transferred to the Company, structures, equipment and other tangible valuables, securities, rights of use of land, water and other natural resources, buildings, intellectual property, monetary funds in national or in foreign currency. The value of a property contributed shall be approved by the General Shareholders' Meeting of the Company.

4.4. The Company shall have the right to increase the amount of the Charter Fund, if all shares of previous issuance were paid in full at the price not lower than the nominal value.

The increase of the Charter Fund shall be carried out by means of the issuance of new shares, the exchange of the bonds into the shares and increase of the nominal value of the shares.

The increases of the Charter Fund to the sum of the indexation of fixed assets shall be carried out by means of the additional issuance of shares. At that, the shares of the additional issuance shall be carried out among shareholders *pro rata* the number of previously issued shares.

The shareholders shall possess the pre-emptive right to purchase additionally issued shares.

4.5. The reduction of the amount of the Charter Fund shall be carried out by means of reduction of the nominal value of the shares or reduction of the number of the shares through partial purchase of the shares from their owners for the purposes of cancellation of such shares.

4.6. The Company's resolution on changes in the amount of the Charter Fund shall come into effect upon introduction of such changes into the State Register.

5. SHARES AND OTHER SECURITIES OF THE COMPANY

5.1. The Company shall issue common registered shares pursuant to applicable legislation and this Charter.

Not later than 6 months after the registration of the issuance of shares, the Company shall be obliged to issue certificates of shares to shareholders.

The Company shall issue shares in a documentary (certificated) form.

The General Shareholders' Meeting may approve a resolution on the issuance of privileged registered shares and other types of shares pursuant to applicable legislation of Ukraine.

Shares cannot be issued to cover losses of the Company.

Additional issuances of shares shall be carried out after the registration of previous issuances of shares and payment in full of the value of the earlier issued shares.

5.2. Resolution on the additional issuance of shares shall be adopted by the General Shareholders' Meeting and documented by a protocol of the General Shareholders' Meeting pursuant to requirements of applicable legislation.

Upon the failure to pay within 3 months after the set payment date, the Company shall sell such shares, which are not bound by the subscription.

5.3. Circulation of the Company's shares shall be carried out after the registration of the issuance of shares pursuant to applicable Ukrainian legislation.

5.4. Upon the reorganization of a legal entity or death of a citizen, which is owner of shares, their legal successors (heirs) shall become owners of such shares pursuant to applicable Ukrainian legislation.

5.5. The General Shareholders' Meeting shall approve standards of net profit distribution for the current year. Dividends on shares shall be paid out pursuant to a resolution of the General Shareholders' Meeting once a year based on the results of a calendar year at the expense of a profit, which remains in a disposal of the Company after payment of taxes, other payments to budget, interest on bank loans, in amounts approved by the General Shareholders' Meeting.

5.6. To attract additional funds (subject to the payments in full of all earlier issued shares), the Company shall have the right to issue bonds to be placed among legal entities and individuals. The Company may issue both common and bearer bonds. The circulation of registered bonds shall be recorded in the book of bonds' registration. The resolution on the bonds' issuance and terms of the issuance shall be prepared by the Management Board and approved by the Supervisory Council.

The volume of the bonds' issuance cannot exceed 25% of the Charter fund of the Company. The Company shall issue promissory notes and participate in the circulation of promissory notes pursuant to applicable Ukrainian legislation.

5.7. The value of shares shall be denominated in national currency, regardless of the form of payment of shares.

5.8. Legal successors (heirs) shall be liable to the Company under obligations of an owner of shares, and under the Company's debts to third parties, which occurred before the reorganization of a legal entity (death of a citizen) -

owner of shares, within limits of the value of shares, owned by such letal entity (citizen).

The shares shall be disposed pursuant to an agreement with their owner or holder, as well as according to the procedures of inheritance or legal succession by legal entities.

6. FOUNDERS AND SHAREHOLDERS OF THE COMPANY

6.1. The Founder of the Company is Regional Department of the State Property Fund of Ukraine in Dnipropetrovsk region (Order No.12/138-AO, dated 22 December 1995).

6.2. State privatization authorities, as well as individuals and legal entities, which acquire ownership rights to the Company's shares in the process of privatization, as a result of additional issuance of new shares and at the secondary securities market may become the Company's shareholders.

6.3. Shareholders shall have the following rights:

6.3.1. To participate in the General Shareholders' Meetings and to vote directly or through their representatives.

6.3.2. To participate in the management of the Company, to elect and to be elected into governing bodies of the Company pursuant to the Charter.

6.3.3. To participate in distribution of the profit of the Company and obtain a portion thereof in the form of dividends on the shares owned by such shareholders.

6.3.4. To obtain information on the activities of the Company, to review copies of annual balance sheets, annual reports of the Company, minutes of the General Shareholders' Meetings.

6.3.5. To demand the introduction of issues into the agenda of the General Shareholders' Meeting pursuant to para 8.9. of this Charter.

6.3.6. To dispose freely shares held by such shareholders pursuant to the applicable legislation and this Charter.

6.3.7. In the event of liquidation of the Company to obtain a portion of the Company's property in the amount proportionate to the number of the shares held by such shareholders.

6.4. Shareholders of the Company shall be obliged to:

6.4.1. Comply with the Company's Charter.

6.4.2. Comply with the resolutions of the General Shareholders' Meetings.

6.4.3. Refrain from disclosure of commercial secrets and confidential information in respect of the Company's activities.

6.4.4. Facilitate the Company in its activities and perform other obligations if stipulated by applicable legislation.

7. PROCEDURE OF PROFIT DISTRIBUTION AND COVERING COSTS AND EXPENSES

7.1. The Company's profit shall be formed out of proceeds from business activities after covering material and similar cost and expenses, and expenses on labor remuneration. The Company's balance profit shall be used in order to pay interest under banks' loans and bonds, as well as to pay taxes and other payments to budget as envisaged by the applicable Ukrainian legislation. The net profit received after the said payments shall remain in unrestricted disposal of the Company.

7.2. The net profit shall be divided among shareholders pursuant to the resolution of the General Shareholders' Meeting.

7.3. To cover losses, concerned with reparation of damages and unplanned expenses, the Company shall establish the Reserve Fund. The reserve fund shall be established in the amount not less than 25% of the Charter Fund of the Company. The reserve fund shall be formed by means of annual contributions in the amount of 5% of the net profit of the Company.

7.3.1. The dividend payment fund shall be established at the expense of the net profit of the Company.

Such funds shall be paid to the shareholders in the amount proportionate to the total value of the shares held by such shareholders. Dividends shall be paid once a year on the term determined by the Supervisory Council through the transfer of appropriate funds to the shareholder's personal account or otherwise according to the resolution of the Supervisory Council.

8. GOVERNING BODIES OF THE COMPANY

8.1. The General Shareholders' Meeting shall be the highest governing body of the Company.

8.2. All shareholders, regardless of the number of the shares owned by such shareholders, shall have the right to participate in the General Shareholders' Meeting.

The members of the executive bodies who are not the shareholders shall be entitled to participate at the General Shareholders' Meeting in the advisory

capacity. Shareholders, which participate in the Meeting, shall register with specification of the number of votes possessed by each participant. The registration of the shareholders (their representatives), which come to participate in the General Shareholders' Meeting, shall be done according to the register of the shareholders on the day of the General Shareholders' Meeting by the executive body of the joint stock company or by the registrar pursuant to the agreement entered into with such registrar. Such a list shall be signed by the Chairman and the Secretary of the General Shareholders' Meeting.

8.3. The shareholders may appoint for the set term their representatives, which shall act pursuant to the power of attorney executed according to the established by the applicable legislation procedure. The shareholders shall be entitled to replace their representatives at any time upon the notification of the Company.

8.4. <u>The following issues shall be within the competence of the General Shareholders' Meeting</u>:

8.4.1. Determination of the principal directions of the Company's activities, approval of its plans and reports on their fulfillment.

8.4.2. Introduction of amendments and supplements to the Charter of the Company.

8.4.3. Election and withdrawal of the Chairman of the Management Board of the Company, Chairman and members of the Supervisory Council, Head of members of the Audit Commission of the Company.

8.4.4. Establishment, reorganization, and liquidation of branches, subsidiaries, and representative offices, approval of their charters and regulations.

8.4.5. Approval of annual results of the activities of the Company, including its branches, subsidiaries, and representative offices, approval of the reports of the Audit Commission, the procedures for distribution of profit of the Company, and determination of the procedure of cover of losses.

8.4.6. Approval of the following regulations: "On the Supervisory Council", "On the Management Board", "On the Audit Commission", and "On the General Shareholders' Meeting".

8.4.7. Making resolutions on the election and re-election of a registrar, which maintain the register of owners of registered securities.

8.4.8. Making resolutions on the termination of the activities of the Company, appointment of the liquidation commission, approval of the liquidation balance sheet.

Other issues concerning the activities of the Company may be also considered by the highest body of the Company.

The issues set forth in paras 8.4.1., 8.4.2., 8.4.4., 8.4.5., 8.4.7., 8.4.8. shall be within exclusive competence of the General Shareholders' Meeting.

8.5. The General Shareholders' Meeting may delegate the part of its competence to the Supervisory Council of the Company.

8.6. The General Shareholders' Meeting shall be valid and effective if attended by the shareholders or their representatives possessing 60% and more votes.

8.7. The notice on convening of the General Shareholders' Meeting and the agenda thereof shall be done by the Management Board.

8.8. Issues, specified in paras 8.4.2., 8.4.4., 8.4.6., shall be approved by the majority of not less than ¾ of votes, other issues shall be approved by simple majority votes of the shareholders participating in the meeting.

8.9. The holders of the registered shares shall be notified on convening of the General Shareholders' Meeting individually.

Furthermore, the general notice in respect of convening of the General Shareholders' Meeting shall be published in local printed media according to the location of the joint stock company and in one of the official editions of Verkhovna Rada [the Parliament] of Ukraine, the Cabinet of Ministers of Ukraine or the State Commission on Securities and the Stock Market of Ukraine with time, location, and agenda specified. The notice shall be done not less than 45 days prior to convening of the General Shareholders' Meeting. Not later than 30 days prior to the Meeting, any shareholder shall have the right to submit proposals in respect of the agenda of the General Shareholders' Meeting. The proposals of the shareholders owning in aggregate more than 10% of votes shall obligatory be incorporated into the agenda.

The resolution on the changes in the agenda shall be brought to the notice of all Shareholders not latter than 10 days prior to convening the Meeting by means of general notice in local press, as well as by individual notification of the shareholders, which submitted their proposals to the agenda.

Prior to convening of the Meeting, the shareholders shall have the right to review documents related to the agenda of the General Shareholders' Meeting.

8.10. If extraordinary General Shareholders' Meeting is to be convened or if the date of the Meeting is to be shifted to other date, all shareholders shall be notified about the date, place and agenda of the Meeting. Participants of

the Meeting shall be deemed to be informed if the Company has sent all the information by mail, courier or telefax to each owner of the registered shares individually.

8.11. The General Shareholders' Meeting shall not be entitled to make resolutions on the issues, which are not included into the agenda.

8.12. The General Shareholders' Meeting shall be convened not less than once a year.

8.13. An extraordinary General Shareholders' Meeting shall be convened in case of the Company's insolvency, and if it is necessary to resolve on issues which fall under the competence of the Meeting pursuant to the Charter, and in any other cases, if required by the Company's interests in general.

8.14. The shareholders owning in aggregate more than 10% of votes shall have the right to demand the convening of the extraordinary meeting at any time and due to any reason.

8.15. In certain cases, the General Shareholders' Meeting may be convened by the executive body upon the written demand of the Supervisory Council or the Audit Commission.

8.16. The General Shareholders' Meeting shall elect the Supervisory Council for a term of five years.

8.17. <u>The following issues shall be within the competence of the Supervisory Council:</u>

8.17.1. Election at the suggestion of the Head of the Supervisory Council of its deputies out of members of the Supervisory Council, determination of their obligations and granting them with appropriate authorities.

8.17.2. Making resolutions on the redemption and further sale by the Company of its own shares.

8.17.3. Approval of personal composition of the Management Board of the Company at the suggestion of the Chairman of the Management Board.

8.17.4. Entering into and termination of contracts with the Chairman of the Management Board and members of the Management Board, as well as determination of conditions of their remuneration.

8.17.5. Election of the members of the Audit Commission subject to further approval by the General Shareholders' Meeting, in case of withdrawal of a member of the Audit Commission under its own will.

8.17.6. Approval of the rules of procedure, internal regulations and other internal documents of the Company.

8.17.7. Approval of resolutions as to making officials of the Company materially liable.

8.17.8. Organization of the redemption from the shareholders of shares paid by them for the purposes of further selling, distribution among the shareholders of the Company or cancellation of such shares.

8.17.9. Approval of agreements (contracts) entered into for the total amount exceeding five hundred thousand (UAH 500,000) hryvnias.

8.17.10. Approval of the Company's property pledge agreements.

8.17.11. Analysis of the activities of the Management Board regarding the Company's management, realization of the investment, technical and price policies, compliance with commodity and services classification.

8.17.12. Submitting proposals to the highest body of the Company in respect of the Company's activities.

8.17.13. Involving experts for the analysis of certain issues in respect of the Company's activities. Appointment of the official auditor of the Company and entering into the agreement therewith.

8.17.14. Granting consent to the Management Board with respect to transactions on the disposal of the fixed assets, including lease and write-off of such assets.

8.17.15. Performing of other actions concerning the control over the activities of the Management Board of the Company, as well as actions delegated to it by the General Shareholders' Meeting.

8.18. The Supervisory Council shall be entitled to:

8.18.1. Receive information on the Company's activities.

8.18.2. Listen to the reports of the Management Board, officials of the Company on particular issues of their activities, terminate labor contracts with the Chairman and members of the Management Board of the Company.

8.19. Meetings of the Supervisory Council shall be held not less than once per quarter and shall be deemed valid and effective if attended by 2/3 of its members.
The Company shall cover all expenses in connection with the meetings of the Supervisory Council.

The resolutions of the Supervisory Council shall be approved by majority vote. In the event of tie vote, the Head if the Supervisory Council shall have the casting vote. The Supervisory Council may decide on secret vote regarding principal issues.

8.20. The Supervisory Council may not interfere into the operative activities of the Management Board of the Company.

8.21. The Supervisory Council shall submit the report on its annual activities to the highest body of the Company. If the activity of the Supervisory Council is declared unsatisfactory, the highest body of the Company shall change its composition.

8.22. The extraordinary meetings of the Supervisory Council shall be convened upon the request of the Head of the Supervisory Council, 1/3 of the total number of its members or the Management Board of the Company.

8.23. Members of the Supervisory Council shall be officials of the Company and shall be liable before the General Shareholders' Meeting within their competence. The Head of the Supervisory Council shall be paid for the performance of its duties 60% of the average monthly salary of the Chairman of the Management Board, Deputy (ies) Head of the Supervisory Board shall be paid 50% of the average monthly salary of the Chairman of the Management Board, other members of the Supervisory Council shall be paid 40% of the average monthly salary of the Chairman of the Management Board. Members of the Supervisory Council may not be the members of the executive body.

8.24. The Head of the Supervisory Council shall:

8.24.1. Report to the General Shareholders' Meeting and the Supervisory Council of the Company and organize the execution of the resolutions thereof.

8.24.2. Act on behalf of the Company without power of attorney and resolve all issues of its activities within the competence of the Supervisory Council, if it has resolved accordingly.

8.24.3. Present the Company's interests in relations with state authorities, enterprises, institutions, organizations, other legal entities and individuals.

8.24.4. Control the execution of the resolutions of the General Shareholders' Meeting, the Supervisory Council and the activities of the Management Board.

8.24.5. Sign on behalf of the Company labor contracts with the Chairman and members of the Management Board.

8.24.6. Perform other duties within the competence granted to him/her by the General Shareholders' Meeting and the Supervisory Council.

8.25. The Head of the Supervisory Council may be replaced according to the resolution of the General Shareholders' Meeting in the following cases:

8.25.1. The Head constantly fails to comply with the resolutions of the General Shareholders' Meeting and the Supervisory Council.

8.25.2. The circumstances leading to impossibility to perform his responsibilities occurred.

8.26. The Management Board of the Company shall be the executive body of the Company carrying out day-to-day activities of the Company. Members and the Chairman of the Management Board shall act in accordance with the Charter of the Company and Regulation on the Management Board. The Management Board shall be elected for the term of five years. The Management Board shall report on its activities to the highest body of the Company and the Supervisory Council, and organize performance of their resolutions.

8.27. The Management Board of the Company shall:

8.27.1. Resolve all issues of the Company's activities, except for those issues, which fall within the competence of the General Shareholders' Meeting and the Supervisory Council.

8.27.2. Determine the personnel structure of the Company.

8.27.3. Carry out operational management of the Company's activities.

8.27.4. Determine the conditions for remuneration and awarding of the Company's employees.

8.27.5. Determine the directions of the technical re-equipment and reconstruction of the production, forms and volumes of the investments attraction, directions of its allocation.

8.27.6. Organize convening of the General Shareholders' Meeting of the joint stock company.

8.28. The Chairman of the Management Board shall manage the activities of the Management Board. The Chairman shall be entitled to carry out acts on behalf of the Company without power of attorney, shall be authorized to manage day-to-day activities of the Company, implement the resolutions of the highest body of the Company and the Supervisory Council, represent the Company in its relations with other legal entities, hold negotiations and execute agreements on behalf of the Company, issue orders, and directives mandatory for all employees of the Company, organize keeping of minutes of the meetings of the Management Board.

The competence, functions and conditions of endowment of the Chairman of the Management Board shall be specified in the contract.

8.29. The meeting of the Management Board shall be held not less than once per month and shall be deemed valid and effective if attended by 2/3 of the total number of its members. The resolution of the Management Board shall be approved by majority vote. In the event of tie vote, the Chairman of the Management Board shall have the casting vote.
An extraordinary meeting of the Management Board shall be convened upon the request of the Chairman of the Management Board or 1/3 of the total number of its members.

8.30. Based on the resolutions adopted by the Management Board, the Chairman of the Management Board shall issue orders and other regulatory documents concerning the Company's activities.

8.31. The Audit Commission shall control financial and business activities of the Management Board and shall be elected for the term of 5 years out of the shareholders.

8.32. Upon its request, the Audit Commission shall receive all necessary materials, bookkeeping documents etc. and personal explanations of the officials. In order to perform its duties, the Audit Commission shall have the right of access to all office accommodations of the Company. Audit of the Company's business activities shall be carried out not less than once per year.

8.33. The Audit Commission shall be elected by the General Shareholders' Meeting.

8.34. The Audit Commission shall consist of 3 members.
The Head of the Audit Commission shall be the Company's official. The Head shall be monthly paid 40% of the average monthly salary of the Chairman of the Management Board for the performance of his/her duties.

8.35. The Audit Commission shall:

8.35.1. Report on the results of audit to the General Shareholders' Meeting only.

8.35.2. Conclude on annual reports and balance sheets. The General Shareholders' Meeting may not approve the Company's balance sheet without the conclusion of the Audit Commission.

8.35.3. Be obligated to require convening the extraordinary meetings of the Supervisory Council or the General Shareholders' Meeting, in the event of jeopardy to the interests of the Company has arisen, or abuses by the officials have been revealed.

8.36. The Head of the Audit Commission shall:

8.36.1. Be elected by the General Shareholders' Meeting.

8.36.2. Have the right to engage to the activities of the Audit Commission auditing organizations, experts, consultants and particular specialists out of the shareholders.

8.36.3. Have the right to participate at the meetings of the Supervisory Council in the advisory capacity.

8.37. A member of the Audit Commission may abdicate his responsibilities on his own desire at any time upon written notification of the Head of the Audit Commission.

Authorities of a member of the Supervisory Council shall be terminated upon:

- disposal of all Company's shares owned by him;
- impossibility of performance of duties of a member of the Supervisory Council.

In its activities, the Head and members of the Audit Commission shall be governed by applicable legislation, this Charter, as well as the Regulations on the Supervisory Council of the OJSC "MGOK".

9. ACCOUNTING AND REPORTING

9.1. The Company shall carry out operative, bookkeeping and accounting records, as well as maintain statistical reports and submit them in the established procedure and volume to the state statistics authorities.

9.2. The first financial year shall commence on the date of the Company's registration and end on 31 December of the same year. The following financial years shall be determined according to the calendar.

9.3. Financial and business activities of the Company shall be carried out according to plans adopted by the highest body of the Company.

10. INTRODUCTION OF AMENDMENTS AND SUPPLEMENTS TO THE COMPANY'S CHARTER

10.1. Introduction of amendments and supplements to the Company's Charter shall be within the competence of the highest body of the Company.

10.2. Amendments and supplements to the Company's Charter shall be subject to the state registration under the procedure, established by the applicable legislation.

11. TERMINATION OF THE ACTIVITIES OF THE COMPANY

11.1. The termination of the activities of the Company shall be carried out in the form of reorganization (merger, joining, split, spin-off, restructuring), and liquidation. The Company shall be re-organized according to the resolution of the highest body of the Company.

11.2. In the event of re-organization of the Company all complex of its rights and obligations shall pass to the legal successor.

11.3. The Company may be liquidated pursuant to:

- resolution of General Shareholders' Meeting;
- court decision or arbitration award.

11.4. Liquidation of the Company shall be carried out by the Liquidation Commission appointed by the highest body of the Company. In the event of the Company's liquidation pursuant to the court decision or arbitration award, the Liquidation Commission shall be appointed by such bodies.
From the day of appointment of the Liquidation Commission, all powers and authorities of the Management Board of the Company in respect of managing its affairs shall be delegated to the Liquidation Commission The Liquidation Commission shall notify on the beginning of the Company's liquidation and the terms of submission of claims thereto in one of the official newspaper.

11.5. The Liquidation Commission shall evaluate the Company's property, identify its creditors and debtors, settle their demands, apply measures to pay of the Company's debts to the third parties and the shareholders, strike the liquidation balance and submit it to the highest body of the Company or another body, which appointed the Liquidation Commission.
Monetary funds, including proceeds received as result of sale of the Company's property, remaining with the Company after payments to the budget, banks and other creditors, as well as payments regarding labor remuneration with the employees of the Company shall be distributed by the Liquidation Commission among the shareholders in proportion to the aggregate nominal value of the shares, held by them according to the applicable legislation

11.6. Liquidation shall be deemed completed and the Company shall be deemed as terminated its activities from the moment of entry of the record thereof into the state register.

ATTACHMENT 1

AMENDMENTS AND SUPPLEMENTS TO THE CHARTER OF THE OJSC "MARGANETSKY GOK" IN CONNECTION WITH THE RESOLUTION OF THE REGULAR GENERAL SHAREHOLDERS' MEETING

II-nd General Shareholders' Meeting

Old version	New version
Para 2.13. The Company shall have the right to buy, to take a pledge, lease, receive as a result of assignment, donation, rent or in other way to receive property or rights to property from enterprises, institutions, organizations and citizens.	**Para 2.13.** The Company shall have the right to buy, to take a pledge, lease, receive as a result of assignment, donation, rent or in other way to receive property or rights to property from enterprises, institutions, organizations and citizens, as well as to be the guarantor under the guarantee agreements for individuals and legal entities. The guarantees for the legal entities shall be issued after approval with the Supervisory Council thereof.
Para 8.17.8. Approval of agreements (contracts) to be entered into for the total amount exceeding UAH five (5) million. Approval of the list of agreements and contracts, which are subject to the approval of the Supervisory Council.	**Para 8.17.8.** Approval of agreements (contracts) exceeding UAH five hundred thousand (UAH 500,000). Approval of the list of agreements and contracts, which are subject to the approval of the Supervisory Council.
Para 8.17.15. Not provided.	**Para 8.17.15.** Approval of the issuance of guarantees to legal entities by the Company.
Para 5.4. The Company shall issue shares to the total amount of the Charter Fund and shall register them following the procedure established by the applicable legislation. The Company shall issue shares in the non-documentary form.	**Para 5.4.** The Company shall issue shares to the total amount of the Charter Fund and shall register them following the procedure established by the applicable legislation. The Company may issue shares both in the documentary and in non-documentary form.

ATTACHMENT 1

III-rd General Shareholders' Meeting

Old version	New version
Para 3.5. Not provided.	**Para 3.5.** During the period between the General Shareholders' Meetings the Supervisory Council shall have the right to specify and itemize provisions of the section 3 of the Charter "Purpose And Objectives (Types) Of The Company's Activities" in order to obtain licenses and permits for particular types of activities subject to subsequent approval at the General Shareholders' Meeting thereof.
Para 7.3. The Company shall form the following funds: - reserve (insurance) fund; - dividend payment fund; - accumulations fund; - other funds.	**Para 7.3.** The Company shall have the right to form the following funds: - reserve fund; - production development fund; - social development fund; - consumption and material rewards fund; - other funds (including, dividend payment fund), at that, according to the applicable legislation of Ukraine, the Company shall not be obliged before the Shareholders to form the dividend payment fund and to pay dividens.
Para 7.3.3. Accumulations fund shall be established at the expense of the net profit of the Company by means of annual contributions in the amount of 30% of the net profit. The amount, procedure and directions of funds allocation from such a fund shall be recommended by the Management Board and approved by the Supervisory Council.	**Para 7.3.3.** To delete.
Para 8.17.14. Performing of other actions concerning the control over the activities of the Management Board of the Company, as well as actions delegated to it by the General Shareholders' Meeting.	**Para 8.17.14** Approval of the Company's current expenses scheme out of the profit.
Para 8.28. The Chairman of the Management Board shall manage the activities of the Management Board. The Chairman shall be entitled to carry out acts on behalf of the Company without power of attorney,	**Para 8.28.** The Chairman of the Management Board shall manage the activities of the Management Board. The Chairman shall be entitled to carry out acts on behalf of the Company without power of attorney,

shall be authorized to manage day-to-day affairs of the Company, implement the resolutions of the highest body of the Company and the Supervisory Council, represent the Company in its relations with other legal entities, hold negotiations and execute agreements on behalf of the Company, issue orders, and directives mandatory for all employees of the Company, organize keeping of minutes of the meetings of the Management Board. The competence, functions and conditions of endowment of the Chairman of the Management Board shall be specified in the contract.	shall be authorized to manage day-to-day affairs of the Company, implement the resolutions of the highest body of the Company and the Supervisory Council, represent the Company in its relations with other legal entities, hold negotiations and execute agreements on behalf of the Company, issue orders, and directives mandatory for all employees of the Company, organize keeping of minutes of the meetings of the Management Board, sign on behalf of the owners the collective agreement with workers' collective. The competence, functions and conditions of endowment of the Chairman of the Management Board shall be specified in the contract.

ATTACHMENT 1

APPROVED:
By the Minutes No.5 dated 8 June 2001
Of the General Shareholders' Meeting of the
OJSC "Marganetsky GOK"

Amendments and supplements to the Charter of the OJSC "Marganetsky Ore Mining and processing Enterprise"

The General Shareholders' Meeting of the OJSC "Marganetsky GOK" being guided by the Law of Ukraine "On Companies", resolve to introduce into the Company's Charter the following amendments and supplements:

Old version	New version
Para 3.3.20 of the Section 3 Carrying out of medical activity, including trade of medical preparations regarding needs of the Company's employees;	**Para 3.3.20 of the Section 3** Providing of medical services, including trade of medical preparations.
Para 3.3.28 of the Section 3 **Not provided.**	**Para 3.3.28 of the Section 3** Purchase and sale of the natural gas and combustive-lubricating materials.
Para 6.3.1 of the Section 6 To participate in the General Shareholders' Meetings and to vote directly or through their representatives. The electoral quotients for voting at the General Shareholders' Meeting – 100,000 shares.	**Para 6.3.1 of the Section 6** To participate in the General Shareholders' Meetings and to vote directly or through their representatives.
Para 8.14 of the Section 8 The shareholders owning in aggregate more than 20% of votes shall have the right to convene an extraordinary meeting at any time and due to any reason. If within 20 days the Management Board fails to comply with such a request, such shareholders shall have the right to convene the General Shareholders' Meeting themselves.	**Para 8.14 of the Section 8** The shareholders owning in aggregate more than 10% of votes shall have the right to convene an extraordinary meeting at any time and with any agenda.

Chairman of the Management Board [signature] P.A.Kravchenko
Of the OJSC "Marganetsky GOK" [seal]

ATTACHMENT 2

[stamp] *REGISTERED*
14 May 1996 [seal]
Certificate No. 71/1/ 96

INFORMATION ON THE ISSUANCE OF SHARES OF THE OPEN JOINT STOCK COMPANY "MARGANETSKY ORE MINING AND PROCESSING ENTERPRISE" ESTABLISHED IN THE PROCESS OF PRIVATIZATION

The Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" was established pursuant to the Resolution of the regional department of the State Property Fund of Ukraine in Dnipropetrovsk oblast dated 22 December 1995 No.12 / 138-AO through the reorganization of the Marganetsky State Ore Mining and Processing Enterprise into the Open Joint Stock Company.

The legal address of the Joint Stock Company:

62, Radyanska Str., Marganets, Dnipropetrovsk region, 322970.
Tel. (05665) 2-22-02, fax (05665) 2-14-02, teletype 349818 "Klen".

Current account No. 000263406 in PIVB Marganets, MFO 305307

The Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" was registered on 12 January 1996, registration No. 25-p, the Certificate No. 00190911.

Types of the Company activities:

- Open mining and processing of manganese ores;
- Mining of other minerals (clay, silica sand, loam, limestone) of commercial value;
- Sales and distribution of enriched manganese ore, manganese mud and clay, clay raw materials for production of expanded clay, silica sands, loams, limestone, manganese sulphate.

Balance sum as of 1 October 1995 – 8,136,512 mln.krb.

Financial results (profit) as of 1 October 1995 – 1,006,581 mln.krb.

Average number of employees is 8,783.

The Charter provides for the issuance of common registered shares at the amount of the Company's charter fund.

The total amount of the issuance: 5,415,640,000,000 (five trillion four hundred fifteen billion six hundred forty million) krb.

The nominal value of each share: 25,000 (twenty five thousand) krb.

ATTACHMENT 2

03 MAR 17 AM 7:21

Total number of shares: 216,625,600 shares.

Shares sale to citizens of Ukraine and financial intermediaries for privatisation property certificates at the certificate auction:

Starting date: 1 June 1996;
Closing date: 1 October 1996.

The Chairman of the Management Board	[signature]	Nadtochenko M.M.
Chief accountant	[signature]	Dobrenkova L.G.

[seal]

[on the back of the page]
Numbered, tied and affixed
3 (three) pages

Executor officer
[signature]
[seal]

ATTACHMENT 3

Information on the Second Issuance of Shares
of the Open Joint Stock Company
"MARGANETSKY ORE MINING AND PROCESSING ENTERPRISE"

1. Description of the issuer

1.1. Full and abbreviated names.

Full name – Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" (hereinafter – the "Company"). Code 00190911

Abbreviated name – OJSC "MGZK".

1.2. Address, telephone and fax numbers.

Address – 62, Radyanska Street, City of Marganets, Dnipropetrovsk region.

Telephone number – (05665) 2-22-02

Fax number – (05665) 2-30-31.

1.3. State Registration Date, State Registration Authority.

OJSC "Marganetsky Ore Mining and Processing Enterprise" was reorganized pursuant to Order No. 12/138 – AC of the Regional Department of the State Property Fund of Ukraine in Dnipropetrovsk oblast "On the Reorganization of the state enterprise "Marganetsky Ore Mining and Processing Enterprise" into open joint stock company", dated 22 December 1995, and was registered pursuant to Order No. 25-P of the Executive Committee of the Marganetsky City Council of Peoples Deputies, dated 12 January 1996. State Registration Certificate No. 00190911.

1.4. Subject Matter and Purposes of the Company's Activities.

The principal purpose of the Company's activities is obtaining profit from the contributed capital for purposes of the satisfaction of interests of participants of OJSC "Marganetsky Ore Mining and Processing Enterprise" and member of the labour collective of the Issuer, who are not participants of the Company.

The subject matter of the Issuer's activities is digging of ferrous metal ores, open mining and enrichment of manganese ores, production of commercial and domestic pottery, whole-sale of non-governmental organizations, except consumers' cooperation, and production of wall blocks.

1.5. Charter Fund Amount.

The Charter fund of the Company shall amount to fifty four million one hundred fifty six thousand four hundred (UAH 54,156,400) hryvnias. Actually paid out charter

fund amounts fifty four million one hundred fifty six thousand four hundred (UAH 54,156,400) hryvnias.

1.6. Number of staff members.

As of 1 January 2002, the total number of employees constitutes 7,387 (seven thousand three hundred eighty seven) persons.

1.7. Number of shareholders.

As of 31 December 2001, a number of shareholders constitutes 15,250 (fifteen thousand two hundred fifty) persons.

2. ***Data on officers of the Issuer, including Head and members of the executive body, Head and members of the Council (Supervisory Council) of the Company, Head of the Audit Commission and Chief Accountant:***

Position	Surname, name, patronymic	Year of birth	Education	Qualification	Industrial work record (in years)	Record of employment at the position (in years)
Chairman of the Management Board	Kravchenko Pavlo Olexandrovych	1957	higher	Engineer - mechanic	22	3
Deputy Chairman of the Management Board	Zimnenko Volodymyr Mykolaevych	1947	higher	Mining engineer	32	3
Deputy Chairman of the Management Board	Kalutskyi Mykolai Ivanovych	1953	Higher	Engineer - mechanic	28	2
Deputy Chairman of the Management Board	Fedan Tamara Volodymyrivna	1946	Higher	Economist	38	3
Chairman of the Supervisory Board	Novikov Timur Yurievych	1973	higher	Economist	11	3
Chairman of the Audit Commission	Chmona Lyubov Ivanivna	1966	higher	Economist	17	3
Chief	Dobrenkova	1958	Higher	Economist	27	3

Accountant	Lidiya Grygorievna					

3. ***Information on average monthly salary of members of the Executive Body of the Company.***

Data on average monthly salary of members of the Executive Body:

No.	Position	Surname and initials	Average monthly salary, UAH	
			2000	2001
1	2	3	4	5
1.	Chairman of the Management Board	Kravchenko Pavlo Olexandrovych	4,071.77	5,386.48
2.	Deputy Chairman of the Management Board	Zimnenko Volodymyr Mykolaevych	2,387.40	2,654.52
3.	Deputy Chairman of the Management Board	Kalutskyi Mykolai Ivanovych	2,387.40	2,654.52
4.	Deputy Chairman of the Management Board	Fedan Tamara Volodymyrivna	2,577.70	2,858.88
5.	Chief Accountant	Dobrenkova Lidiya Grygorivna	2,780.38	3,304.63

4. ***List of the Issuer's licenses (permits) for certain types of activities.***

No.	License name	Series, No.	Date of license issue	Issuing authority	License expiry Date
1.	Customs - brokerage services	1040A	11/11/96	Customs Committee	11/11/02
2.	Training and retraining GROZ and etc.	048402	07/01/00	Statistics Department	07/01/02
3.	Control over the scopr of SM repair works	02296ДП	12/27/99	Statistics Department	27/12/02

5. ***<u>Information on the Issuer's interests in holding companies, concerns, associations etc.</u>***

The Company does not have any interests in holding companies, concerns, organizations and other groups of enterprises.

6. *Information on legal entities, in which the Issuer holds more than 10% of the charter fund (assets), including subsidiaries, branches and representative offices of the Issuer.*

The Company has two subsidiaries: DP "Agropromtorg" and DP "Teleradiocompaniya TV - MGOK".

7. ***Description of the Issuer's business activity.***

7.1. Volume of the principal types of products, services and works, which are carried out and rendered by the Issuer.

Indicator	1999	2000	2001
Manganese concentrate, thous.ton	577.0	917.1	1003.2
Manganese agglomerate, thous.ton	-	-	-
Iron-ore agglomerate, thous.ton	-	-	-
Manganese ore charging, thous.ton	1,290.0	1,988.5	2,266.8
Removing the overburden, thous. cubic meters	2,014.0	5,507.8	6,161.7

7.2. Markets and peculiarities of development of industry, in which the Issuer carries out its activities.

The principal markets of the Issuer are located in Ukraine.

7.3. Volumes and directions of investment activities of the Issuer.

The Issuer does not carry out investment activities.

7.4. Policy regarding researches and engineering.

The Company does not conduct any scientific researches and engineering.

8. ***Possible risk factors in the Issuer's business activities***

The following risk factors are possible in business activity:

- Instability of economic situation;

- Instability of the Ukrainian legislation;
- Acts of God and other force majeure circumstances.

9. Perspectives of the Issuer's activities for the current and future years.

In 2002, it is anticipated to increase the extraction of ore by 101%, production of manganese concentrate by 101%. It is anticipated to contribute 3,36 million hryvnias annually into technical re-equipment, which contributions are 12% more than in 2001. It is planned to purchase two walking excavators ЕШ 15/90, to preserve the number of employees at the level of 7,390 persons, to increase an average salary from 405.7 hryvnias in 2001 up to 530 hryvnias in 2002, to keep all of the social and cultural objects.

10. Annual financial reporting.

10.1. Balance sheet as of December 31, 2001

ASSET	Line code	At the beginning of year	At the end of year
1	2	3	4
I. NON-WORKING ASSETS			
Intangible assets:			
residual value	010	74.00	64.00
initial value	011	370.00	370.00
depreciation	012	296.00	306.00
Uncompleted construction	020	22,208.00	28,845.00
Fixed Assets: residual value	030	273,894.00	261,883.00
initial value	031	748,858.00	751,509.00
depreciation	032	474,964.00	489,626.00
Long-term financial investments: accounted using the method of participation in the capital of other enterprises	040		
other financial investments	045	2,683.0	2,683.0
Long-term accounts receivable	050	14,00	-
Deferred tax assets	060	-	6,346.0
Other non-working assets	070	-	-
SECTION I TOTAL	**080**	**298,873.00**	**299,821.00**
II. WORKING CAPITAL			
Inventories: production inventory	100	20,001.00	15,361.00
animals under growing and feeding	110	-	-
uncompleted construction	120	1,651.00	4,079.00
finished products	130	2,132.00	9,522.00
goods	140	479.00	12,083.00

ATTACHMENT 3

Promissory notes received	150	551.00	47,975.00
Accounts receivable for goods, works, services:			
net sales value	160	64,837.00	51,896.00
initial value	161	64,837.00	51,896.00
doubtful debt reserve	162	-	-
Accounts receivable under settlements: with budget	170	23,057.00	48,488.00
on granted advance payments	180	29,047.00	104,042.00
on accrued revenues	190	-	-
from internal settlements	200	-	-
Other current accounts receivable	210	968.00	1,224.00
Current financial investments	220	50.00	-
Monetary funds and their equivalent: in the Ukrainian currency	230	87.00	31.00
in foreign currency	240	-	-
Other working capital	250	344.00	16,800.00
SECTION II TOTAL	**260**	**143,204.00**	**311,501.00**
III. EXPENSES OF FUTURE PERIODS	**270**	**10.00**	**19.00**
BALANCE	**280**	**442,087.00**	**611,341.00**

LIABILITIES	Row Number	At the beginning of year	At the end of year
1	**2**	**3**	**4**
I. Equity Capital			
Charter capital	300	54,156.00	54,156.00
Share capital	310	-	-
Additionally contributed capital	320	-	-
Other additional capital	330	268,545.00	268,161.00
Reserve capital	340	-	-
Undistributed profit (uncovered loss)	350	-1,571.00	33,074.00
Unpaid capital	360	-	-
Withheld capital	370	-	-
SECTION I TOTAL	**380**	**321,130.00**	**355,391.00**
II. Security For Further Expenses And Payments			
Secured payments for personnel	400	25.00	-
Other security	410	-	-
Target financing	420	23,826.00	37,280.00
SECTION II TOTAL	**430**	**23,851.00**	**37,280.00**
III. Long-Term Liabilities			
Long-term bank loans	440	-	-
Other long-term financial liabilities	450	-	-
Deferred tax liabilities	460	-	-
Other long-term liabilities	470	35,553.00	1,018.00
SECTION IIITOTAL	**480**	35,553.00	1,018.00
IV. Current Liabilities			
Short-term bank loans	500	44.00	71,320.00

Current indebtedness under long-term liabilities	510	355.00	159.00
Issued promissory notes	520	3.00	4,760.00
Accounts payable for goods, works, services	530	42,253.00	33,811.00
Current liabilities under settlements:			
for received advance payments	540	2,191.00	77,077.00
with budget	550	2,463.00	834.00
for off-budget payments	560	186.00	-
for insurance	570	501.00	854.00
for labor remuneration	580	1,939.00	777.00
with participants	590	-	-
for internal settlements	600	-	-
Other current liabilities	610	8,950.00	25,746.00
SECTION IV TOTAL	**620**	**58,885.00**	**215,338.00**
V. Future Revenues	**630**	**2,668.00**	**2,314.00**
Balance	**640**	**442,087.00**	**611,341.00**

10.2. Financial results report for 2001.

Report on the financial results for 2001.

I. FINANCIAL RESULTS

Indicator	Line code	For reported period	For previous period
1	2	3	4
Sales income (proceeds) (goods, works, services)	010	638,120.00	433,489.00
Value added tax	015	56,854.00	28,846.00
Excise tax	020	-	-
	025	-	-
Other income allocations	030	4,802.00	4,307.00
Net sales income (proceeds) (goods, works, services)	035	576,464.0	400,336.0
Prime cost of products sold (goods, works, services)	040	542,822.00	366,629.00
Gross: income	050	33,642.00	33,707.00
loss	055	-	-
Other working income	060	36,765.00	11,517.00
Administrative expenses	070	9,043.00	9,914.00
Sales expenses	080	9,026.00	4,907.00
Other working expenses	090	23,973.00	19,142.00
Financial results from operating activity: income	100	28,365.00	11,261.00
loss	105	-	-

ATTACHMENT 3

Interest income	110	-	-
Other financial income	120	4.00	2,164.00
Other income	130	1,808.00	41,183.00
Financial expenses	140	339.00	552.00
Interest losses	150	-	-
Other expenses	160	1,539.00	42,065.00
Financial results from ordinary activity before taxation: income	170	28,299.00	11,991.00
loss	175	-	-
Tax on income from ordinary activity	180	-6,346.00	-
Financial results from ordinary activity: Income	190	34,645.00	11,991.00
Loss	195	-	-
Extraordinary: income	200	-	-
expenses	205	-	-
Extraordinary income tax	210	-	-
Net: income	220	34,645.00	11,991.00
loss	225	-	-

I.

II. ELEMENTS OF WORKING EXPENSES

Indicator	Line code	For reported period	For previous period
1	2	3	4
Material costs	230	60,374.00	309,527.00
Costs for salaries	240	34,926.00	32,302.00
Social payments	250	13,492.00	11,229.00
Depreciation cost	260	22,233.00	24,464.00
Other working costs	270	39,902.00	12,079.00
TOTAL	280	170,927.00	389,601.00

III. PROFIT-ON-SHARE INDICES CALCULATION

Indicator	Line code	For reported period	For previous period
1	2	3	4
Average annual number of common shares	300	216,625,600	216,625,600
Corrected average annual number of common shares	310	216,625,600	216,625,600
Net income per an common share (UAH)	320	0.00016	0.000056

Corrected net income per an common share (UAH)	330	0.00016	0.000056
Dividends per an common share (UAH)	340	-	-

12. *Information on the issuance of shares.*

12.1. Date and number of the resolution (protocol) on the issuance of shares – protocol No. 7 dated 15 February 2002.

12.2. Governing Body, which adopted the resolution on the second issuance of shares – General Shareholders' Meeting. The number of votes which voted for the resolution on the second issuance of shares amounts _______________ votes, which is equal to _______________ % of the total number of shareholders' votes, which registered for the participation in the General Shareholders' Meeting.

12.3. Total nominal value of shares, which are planned to be subscribed – UAH 108,312,800 (one hundred eight million three hundred twelve thousand eight hundred) 00 kopecks.

12.4. The purpose of utilization of financial resources, attracted upon the issuance – 100% of the attracted investment funds will be utilized for the replenishment of the Company's working assets.

12.5. Obligations of the Issuer with respect to non-utilization of funds, attracted through the issuance of shares, for the covering of losses of the Company. The Issuer undertakes not to utilize funds attracted through the issuance of shares for the covering of losses of the Company.

12.6. Number of shares by types and categories. The Company issues 433,251,200 (four hundred thirty three million two hundred fifty one thousand two hundred) items of common registered shares. No shares on bearer and privileged shares are issued.

12.7. Form of the shares' issuance.

The shares shall be issued in the documentary form.

12.8. List of founders with specifications as to number, type and category of shares owned.

The State in the person of the State Property Fund of Ukraine is the Company's founder. The state's stock in the share capital of the Company at the amount of 25% of the charter capital plus one share was transferred under the management of the state joint stock company "Ukrayinski polimetaly". As of 15 February 2002, the shares of OJSC "Marganetsky Ore Mining and Processing Enterprise" are owned by individuals and legal entities.

12.9 Rights of owners of common registered shares.

Owners of common registered shares are entitled to:

- Participate in the General Shareholders' Meeting personally or through its representatives;
- Elect and be elected to the governing bodies of the Company;
- Take part in the distribution of the Company's profit and receive its share (dividends);
- Use priority right to purchase shares of new issues;
- Receive part of the property in case of the Company's liquidation;
- Receive information on the Company's activity;
- Manage shares owned by such shareholders pursuant to procedure set forth by applicable Ukrainian legislation.

12.10 Nominal value of shares.

Nominal value of a share amounts UAH 0 (nought) 25 kopecks.

12.11 Series and numbers of shares.

Shares of "A" series are issued. Numbers from "216,625,601" to "649,876,800" inclusive.

12.12 Addresses, starting and ending dates of the first stage of subscription on shares.

The subscription shall be carried out in two stages within 17 (seventeen) calendar days. The first stage of the subscription on the shares of the OJSC "Marganetsky Ore Mining and Processing Enterprise" of the second issuance shall be carried out at the following address: 32 Naberezhna Peremohy Street, room 504, Dnipropetrovsk, 49094, Ukraine, tel. (0562) 36-07-86, telefax (0562) 36-07-85. The first stage shall last 15 (fifteen) calendar days, starts on 16 March 2002 and ends on 30 March 2002 inclusive.

12.13 Addresses, starting and ending dates of the second stage of subscription on shares.

The second stage of the subscription on the shares of the OJSC "Marganetsky Ore Mining and Processing Enterprise" of the second issuance shall be carried out at the following address: 32 Naberezhna Peremohy Street, room 504, Dnipropetrovsk, 49094, Ukraine, tel. (0562) 36-07-86, telefax (0562) 36-07-85. The second stage of the subscription shall start on the day following the end of the first stage and last 2 (two) calendar days, starts on 31 March 2002 and ends on 1 April 2002 inclusive.

12.14 Planned shares' selling rate.

It is planned to sell shares at the price not less than the nominal price, which is UAH 0 (nought) 25 kopecks per share. Shares may be paid both in national currency of Ukraine, and foreign currency, according to the rate of the National Bank of Ukraine as of the date of payment under Agreement with the Issuer on the acquisition of shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

12.15 Information on the market value of shares.

There is no information with respect to the market value of the shares of the OJSC "Marganetsky Ore Mining and Processing Enterprise" at the stock exchanges and over the counter market.

12.16 Detailed description of the shares subscription procedure and their payment.

The subscription on the Company's shares shall be conducted in two stages:

- on the first stage priority shareholders' right to purchase additionally issued shares at the amount proportionate to their share in the charter capital at the date of the resolution on the issuance of shares shall be realized;

- on the second stage other investors' and existing shareholders' right to purchase additionally issued shares at the amount exceeding number of shares covered by realization of a shareholder priority right is realized. At that on the second stage the Company's shareholders possess the priority right to purchase additionally issued shares.

Within the set period of time persons, who desire to subscribe to the shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise" shall submit an application in derived form, but mandatory including last name, first name and patrimony as for individuals or name and EDRPOU code as for legal entities, number of shares, which such person desires to subscribe to. The application shall be signed by individuals and signed and affixed with seal by legal entities, which desire to subscribe for the shares of the second issuance.

Applications, received from investors, which are not shareholders, are not subject to consideration until the second stage of the subscription.

Persons, who desire to purchase shares, shall enter into an Agreement with the Issuer, according to which they are obliged to pay in cash at the Company's cash desk or to pay to the current account of the OJSC "Marganetsky Ore Mining and Processing Enterprise", EDRPOU code 00190911, No. 2608132701001 at PrivatBank, MFO code 305299, or to the foreign currency account of the OJSC "Marganetsky Ore Mining and Processing Enterprise", EDRPOU code 00190911, No. 26007132701002 at PrivatBank, MFO code 305299, at the amount of 100% of shares value, they subscribed to. Payment shall be done within the period set forth by the Agreement with the Issuer but not later than the date of completion of subscription for the shares

of the second issuance. After that persons, who entered into the Agreement with the Issuer on subscription for the shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise", receive temporary certificates on the purchase of a number of shares, specified by the Agreement.

The subscription shall be confirmed by:

1. Submission of an application on the desire to subscribe to certain number of shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise";

2. Entering into the Agreement with the Issuer on the subscription for the shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise";

3. Payment of no less than 100% of value of shares , which were specified in the Agreement with the Issuer on the subscription for the shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

In the event when the subscription for the shares of the second issuance cannot be carried out during the terms specified in the resolution on the shares' issuance, and in information on the second issuance of the shares, the Management Board shall be authorized to amend the resolution on the issuance of share of the second emission and information related to the commencement of the subscription and terms of the subscription.

Upon the approval of the results of the subscription for the shares of the second issuance by the Management Board on behalf of the General Shareholders' Meeting, state registrations of the amendments to the Charter related to the increase of the charter fund, and the registration of information on persons, subscribed on the shares of the second issuance at the register of the owners of registered securities of the OJSC "Marganetsky Ore Mining and Processing Enterprise", such persons receive the shares certificates, which confirm their ownership rights to the Issuer's shares. The said certificate shall be issued no later than 6 months following the registration of the second issuance of shares of the OJSC "Marganetsky Ore Mining and Processing Enterprise" with the State Commission on Securities and the Stock Market of Ukraine.

12.17 Procedure of the realization by shareholders of their pre-emptive right to purchase shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

All shareholders of the Company have an equal pre-emptive right to purchase the additionally issued shares in the number proportionate to their share in the charter fund of the Company *as of the date of the resolution on the shares' issuance*.

In order to realize their pre-emptive right for the purchase of shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise", shareholders, within the set period, shall submit an application in derived form, but mandatory including last name, first name and patrimony as for individuals or name

and EDRPOU code as for legal entities, number of shares, which such person desires to subscribe to. The application shall be signed by individuals and signed and affixed with seal by legal entities, which desire to subscribe for the shares of the second issuance.

During realization of the shareholders' pre-emptive right, the Company cannot restrict the utilization of the monetary funds as a form of payment for shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

Shareholders, who desire to purchase shares, shall enter into an Agreement with the Issuer, according to which they are obliged to pay in cash at the Company's cash desk or to pay to the current account of the OJSC "Marganetsky Ore Mining and Processing Enterprise", EDRPOU code 00190911, No. 2608132701001 at PrivatBank, MFO code 305299, or to the foreign currency account of the OJSC "Marganetsky Ore Mining and Processing Enterprise", EDRPOU code 00190911, No. 26007132701002 at PrivatBank, MFO code 305299, at the amount of 100% of shares value, they subscribed to. Payment shall be done within the period set forth by the Agreement with the Issuer but not later than the date of completion of the relevant stage of the subscription for the shares of the second issuance. After that persons, who entered into the Agreement with the Issuer on the subscription for the shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise", receive temporary certificates on the sale to them of a number of shares, specified by the Agreement.

The subscription shall be confirmed by:

1. Submission of an application on the desire to subscribe to certain number of shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise";

2. Entering into the Agreement with the Issuer on the subscription for the shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise";

3. Payment of no less than 100% of value of shares , which were specified in the Agreement with the Issuer on the subscription for the shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

In the event when the subscription for the shares of the second issuance cannot be carried out during the terms specified in the resolution on the shares' issuance, and in information on the second issuance of the shares, the Management Board shall be authorized to amend the resolution on the issuance of share of the second emission and information related to the commencement of the subscription and terms of the subscription.

Upon the approval of the results of the subscription for the shares of the second issuance by the Management Board on behalf of the General Shareholders' Meeting, state registrations of the amendments to the Charter related to the increase of the charter fund, and the registration of information on persons, subscribed on the shares of the second issuance at the register of the owners of registered securities of the

OJSC "Marganetsky Ore Mining and Processing Enterprise", such persons receive the shares certificates, which confirm their ownership rights to the Issuer's shares. The said certificate shall be issued no later than 6 months following the registration of the second issuance of shares of the OJSC "Marganetsky Ore Mining and Processing Enterprise" with the State Commission on Securities and the Stock Market of Ukraine.

12.18 Actions to be carried out in case of exceeding of (failure to achieve) the planned shares subscription level or its pre-term completion.

In the event, the planned level of the subscription is achieved ahead of time, the placement of the shares of the second issuance shall be ceased and finished, provided that all shareholders were granted a possibility to purchase shares of such issuance.

If, as a result of two subscription stages, 60% or more of the shares of the second issuance are covered by the subscription but the subscription dimension, specified in the information on second issuance of the Issuer's shares, is not achieved, the second issuance shall be considered to be taken place. The General Shareholders' Meeting shall adopt the resolution on the increase of the charter fund of the Issuer up to an amount, specified in agreements on the purchase of shares of the second issuance entered into with the Issuer.

If, as a result of two subscription stages, 60% of shares of the second issuance are failed to be covered by the subscription, the second issuance shall be deemed missed. Agreements on the subscription to shares of the second issuance, entered with the Issuer, shall be terminated. Funds, received by the Issuer under the said agreements, shall be returned to persons, subscribed to shares of the second issuance, within 30 (thirty) days from the date of adoption of the relevant resolution.

12.19 Name of the securities trader

The Issuer shall not enter into agreement on the placement of shares of the second issuance with the securities trader.

12.20 Terms, procedure and addresses of locations for dividend payments as a result of a year.

Dividends on the shares shall be paid once a year based on the results of a calendar year from 1 April to 31 December under the procedure, set forth by the Company's Charter, at the expense of income, which remains upon payment of taxes, other payments to budget under applicable legislation and of interest for bank credit. Based on information specified in the shareholder's application, dividends shall be paid:

- Personally to a shareholder or to its authorized person through a pay desk of the Company;
- Money order;
- To the personal account of the shareholder, specified in the shareholder's application.

Persons, which are shareholders at the beginning of dividends payment term, are entitled to receive dividends.

Dividends to the shareholders shall be paid in proportion to the number of shares owned by such shareholders once per year upon the end of the calendar year and approval of the annual balance sheet. Dividends, which were not received within the set term, shall be deposited at the special account in the closed joint stock commercial bank "PrivatBank".

Address of dividends payments: 62 Radyanska Street., City of Marganets, Dnipropetrovsk region, Ukraine, telephone (05665) 2-22-02.

13. *List and results of previous issues of the Company's securities.*

The first issuance of securities was carried out for the purpose of the formation of the Company's charter fund. 216,625,600 (two hundred sixteen million six hundred twenty five thousand six hundred) common registered shares of nominal value of UAH 0.25 were issued totaling UAH 54,156,400 (fifty four million one hundred fifty six thousand four hundred). Shares were issued in the documentary form.

No shares on bearer, privileged shares, interest-bearing and passive bonds were issued.

The first issuance of shares was registered with the State Commission on Securities and the Stock Market of Ukraine (registration number of the certificate on the registration of securities issuance No. 336/04/1/98 dated 3 December 1998).

14. *Number of shares, owned by members of the Executive Body and list of persons, whose interest in the charter fund exceeds 5%.*

14.1. Number of shares, owned by members of the Executive Body of the Company (as of 15 February 2002).

No.	Position or name of a company	Surname, name, patrimony	Number of shares	
			items	% in the charter capital
1.	Chairman of the Management Board	Kravchenko Pavlo Olexandrovych	-	-
2.	Deputy Chairman of the Management Board	Zimnenko Volodymyr Mykolaevych	3,000	0.0014
3.	Deputy Chairman of the Management Board	Kalutskyi Mykolai Ivanovycg	-	-
4.	Deputy Chairman of the Management Board	Fedan Tamara Volodymyrivna	2,160	0.001

5.	Chief Accountant	Dobrenkova Lidiya Grygorievna	2,000	0.0009
	Total		**7,160**	**0.0033**

14.2. List of persons, whose interest in the charter fund of the Company exceeds 5% (as of 15 February 2002).

No.	Company name	Number of shares	% in the charter capital
1.	"BLUMBERG INDASTRIS LLC"	53,939,775	24.9
2.	"SAINT JOHN TRADING Ltd."	37,051,182	17.1038
3.	"RUFFLES COMMODITIES Limited"	20,579,412	9.5
4.	"VARKIDZH LIMITED"	18,209,673	8.4061
5.	"OXIDENTAL MANAGEMENT COMPANY Ltd."	37,286,621	17.2125
6.	"ULRICH LIMITED"	34,557,733	15.9527

15. Information on the Registrar

The Limited Liability Company "Slavutych-Reestrator", EDRPOU code – 14360570, is the registrar of the OJSC "Martganetsky Ore Mining and Processing Enterprise". Address of the registrar – 32 Naberezhna Peremohy, room 504, Dnipropetrovsk, 49094 Ukraine, telephone (0562) 36-07-86, telefax (0562) 36-07-85. Permit No. 162-P dated 19 November 1996.

16. Data on persons, responsible for information on the share issuance.

1. Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" is a resident. Address – 62 Radyanska Street, City of Marganets, Dnipropetrovsk region, Ukraine, tel. (05665) 2-22-02.

2. Limited Liability Company Auditing Firm "Cowperwood" is a resident. Address – 15a Hohol str., fifth floor, Dnipropetrovsk, 49044, Ukraine, tel. (0562) 44-82-21, (0562) fax 47-37-33, certificate on entry into the Register of Subjects of Auditing Activity No.0031 issued by the Decision of the Auditing Chamber of Ukraine No. 98 dated 26 January 2001, EDRPOU code 20219083.

17. Information on the stock exchanges and over-the-counter trade information systems, where the Company's securities were or are sold.

No.	Country	Name	Address
1.	Ukraine	"Persha fondova torhivelna systema" (PFTS)	31 Shchorsa str., fifth floor, Kyiv

ATTACHMENT 3

18. <u>Data on persons, responsible for the Company's auditing.</u>

Limited Liability Company Auditing Firm "Cowperwood" is a resident. Address – 15a Hohol str., fifth floor, Dnipropetrovsk, 49000, Ukraine, tel. (0562) 44-82-21, (0562) fax 47-37-33, certificate on entry into the Register of Subjects of Auditing Activity No. 0031 issued by the Decision of the Auditing Chamber of Ukraine No. 98 dated 26 January 2001, EDRPOU code 20219083.

I, Kravchenko Pavlo Olexandrovych, the Chairman of the Management Board of Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" certify authenticity of information provided in information on the second issuance of shares of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

[SEAL] (Kravchenko P.O.)

I, Galasyuk Valeriy Victorovych, the General Director of the limited liability company auditing firm "Cowperwood" certify that indicators of the Balance sheet and the Financial Results Report, presented in information on the second issuance of shares of the OJSC "Marganetsky Ore Mining and Processing Enterprise" correspond to indicators of the financial statements, confirmed by our audit reports dated 31 December 2001.

(Galasyuk V.V.)

ATTACHMENT 6

[Translation from Ukrainian]

03 MAR 17 AM 7:21

[Published in *Investgazeta* newspaper No. 17 (289) of 24-30 April 2001]

Information on financial and business activities in 2000 **OJSC "Marganetsky Ore Mining and Processing Enterprise"**	
Name of the issuer	OJSC "Marganetsky Ore Mining and Processing Enterprise"
Code EDRPOU	00190911
Number of the state registration certificate of the issuer	00190011
Date of issuance of the state registration certificate	12/01/1996
Location (mailing address) of the issuer	62 Radyanska Street, Marganets, 53400
Long-distance code and telephone	(265) 2-22-03
Fax	(265) 2-30-31
E-mail	actions@mgok.dp.ua
Principal types of activities (code)	(name)
12120	Mining and dressing of ore row materials
Number of shareholders	15,257
Number of employees of the issuer as of the end of the period under report	6,599
Charter capital (UAH thousand)	54,156.4
Nominal value of a common share (UAH)	0.25
Number of common shares	216,625,600
Share of the common shares in the charter capital (%)	100.00
Number of preferred shares	-
Share of the preferred shares in the charter capital (%)	-
Aggregate value of the bonds to be repaid according to the nominal value (UAH thousand)	-
Date of the last shareholders' meeting (for OJSC)	12 January 2001
Address at which it is possible to review annual report of the issuer	62 Radyanska Street, Marganets, 33400
Dividend payment commencement date (if any)	-
Dividend payment closing date	-
Interest under bonds payment commencement date	-
Interest under bonds payment closing date	-
Dividend payment terms and date, if any	-

Legal entities rendering services to the issuer	Name	Location	License (permit) number
Registrar of the issuer	LLC "Slavutych-Reyestrator"	32 Naberezhna Peremohy, Dnipropertrovsk	162-p
Securities custodian	no data	no data	no data
Depository of the issuer	no data	no data	no data
Securities traders with which securities placement agreements were executed	no data	no data	no data
Legal entities authorized by the issuer to sell (purchase) its securities	no data	no data	no data
Auditors (auditing firms) rendering auditing services to the issuer	LLC auditing firm "Kaupervud"	15a Hohol Street, Dnipropetrovsk	AB 000031

ATTACHMENT 6

Basic indicators of financial and business activities		
Indicator description	Period	
	Under report	Previous
Net income (revenues) as result of sale of the products (goods, works, services) (UAH thousand)	400,358	83,994
Prime cost of the products (goods, works, services) sold (UAH thousand)	366,703	67,042
Net profit (losses) (UAH thousand)	12,037	-7,433
Non-current assets (UAH thousand)	298,592	340,369
Current assets (UAH thousand)	143,332	214,696
Long-term obligations (UAH thousand)	35,571	167,676
Current obligations (UAH thousand)	58,778	46,008
A portion of net profit allocated for payment of dividends on preferred shares (UAH thousand)	no data	no data
Average annual number of common shares	216,625,600.0	216,625,600
Net profit distributed on one common share (UAH)	0.05557	no data
Dividends accrued on one common share (UAH)	no data	no data
Aggregate amount of money spent by the issuer on re-purchase of shares within a period (UAH thousand)	no data	no data
Amount of shares re-purchased by the issuer within a period (shares)	no data	no data
Aggregate amount of money spent by the issuer on re-purchase of bonds within a period (UAH thousand)	no data	no data
Amount of interest paid up on bonds (UAH thousand)	no data	no data
Amount of bonds re-purchased by the issuer within a period	no data	no data

ATTACHMENT 7

[Translation from Ukrainian]

03 MAR 17 AM 7:21

[Published in *Investgazeta* newspaper No. 21 (347) of 28 May – 3 June 2002]

Information on financial and business activities in 2001 **OJSC "Marganetsky Ore Mining and Processing Enterprise"**	
Name of the issuer	OJSC "Marganetsky Ore Mining and Processing Enterprise"
Code EDRPOU	00190911
Number of the state registration certificate of the issuer	00190911
Date of issuance of the state registration certificate	12/01/1996
Location (mailing address) of the issuer	62 Radyanska Street, Marganets, 53400
Long-distance code and telephone	(265) 2-22-03
Fax	(265) 2-30-31
E-mail	Actions@mgok.dp.ua
Principal types of activities (code)	(name)
12120	Mining and dressing of ore raw materials
Number of shareholders	15,253
Number of employees of the issuer as of the end of the period under report	7,198
Charter capital (UAH thousand)	54,156.4
Nominal value of a common share (UAH)	0.25
Number of common shares	216,625,600
Share of the common shares in the charter capital (%)	100.00
Number of preferred shares	-
Share of the preferred shares in the charter capital (%)	-
Aggregate value of the bonds to be repaid according to the nominal value (UAH thousand)	-
Date of the last shareholders' meeting (for OJSC)	15 February 2002
Address at which it is possible to review annual report of the issuer	62 Radyanska Street, Marganets, 53400
Dividend payment commencement date (if any)	-
Dividend payment closing date	-
Interest under bonds payment commencement date	-
Interest under bonds payment closing date	-
Dividend payment terms and date, if any	-

Legal entities rendering services to the issuer	Name	Location	License (permit) number
Registrar of the issuer	LLC "Slavutych-Reyestrator"	32 Naberezhna Peremohy, Dnipropertrovsk	162-p
Securities custodian	no data	no data	no data
Depository of the issuer	no data	no data	no data
Securities traders with which securities placement agreements were executed	no data	no data	no data
Legal entities authorized by the issuer to sell (purchase) its securities	no data	no data	no data
Auditors (auditing firms) rendering auditing services to the issuer	LLC auditing firm "Cowperwood"	15a Hohol Street, Dnipropetrovsk	No. 0031

ATTACHMENT 7

Basic indicators of financial and business activities		
Indicator description	Period	
	Under report	Previous
Net income (revenues) as result of sale of the products (goods, works, services) (UAH thousand)	576,464	400,336
Prime cost of the products (goods, works, services) sold (UAH thousand)	542,822	366,629
Net profit (losses) (UAH thousand)	34,645	11,991
Non-current assets (UAH thousand)	299,821	298,873
Current assets (UAH thousand)	311,501	143,204
Long-term obligations (UAH thousand)	1,018	35,553
Current obligations (UAH thousand)	215,338	58,885
A portion of net profit allocated for payment of dividends on preferred shares (UAH thousand)		
Average annual number of common shares	216,625,600.0	216,625,600
Net profit distributed on one common share (UAH)	0.15993	0.05535
Dividends accrued on one common share (UAH)		
Aggregate amount of money spent by the issuer on re-purchase of shares within a period (UAH thousand)		
Amount of shares re-purchased by the issuer within a period (shares)		
Aggregate amount of money spent by the issuer on re-purchase of bonds within a period (UAH thousand)		
Amount of interest paid up on bonds (UAH thousand)		
Amount of bonds re-purchased by the issuer within a period		

ATTACHMENT 8

State Commission on
Securities and Stock Market

03 MAR 17 AM 7:21

Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" | 00190911
(name of the issuer) | (EDRPOU code)

We hereby confirm that the notification on changes in the activity of the open joint stock company (entity – issuer of bonds) dated 29 July 2002, in hard and soft copies, which are attached hereto, are dully filled in and data contained therein are true and correct.

The control amount of the information is 990,008,242

Chairman of the Management Board of OJSC "MGZK" (position) | [signature] [seal] | Kravchenko Pavlo Olexandrovych (full name)

29 July 2002

ATTACHMENT 8

Reliability of the information contained herein is certified:

Chairman of the Management Board of OJSC "MGZK"	[signature]	Kravchenko Pavlo Olexandrovych
(position)	[seal]	(full name)

29 July 2002
(date)

Contact person with respect to the below notification:

Position, department	Head of the Department on Liaisons with Shareholders
Full name	Demchenko Yuriy Victorovych
Intercity code, telephone, fax	265 2-22-03 2-30-31
E-mail	actions@mgok.dp.ua

NOTIFICATION ON CHANGES IN THE ACTIVITY OF OPEN JOINT STOCK COMPANY (ENTITY - ISSUER OF BONDS)			
Full name of the issuer	Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise"		
Legal form	Collective Enterprise	EDRPOU code	00190911
Address (post address)	62 Radyanska Str., Marganets, Dniptopetrovsk region, 53400	Intercity code and telephone	265 2-22-03
		Fax	2-30-31
		E-mail	actions@mgok.dp.ua

Notification accepted by: ______________ ______________________________

(signature) (full name of the Commission officer)

Control amount of the notification:	
990,008,242	

Date of acceptance of notification	
Registration number	0 - 02 /
Notes	

ATTACHMENT 8

Notification on Changes in Personnel Composition of the Issuer

Position	Full Name	Interest in the Charter Capital of the Issuer (%)	Changes (appointed/dismissed)	Date of the Decision
f the Management Board	Krasnikov Valentyn Volodymyrovych		Dismissed	29 July 2002
f the Management Board	Zymnenko Volodymyr Mykolayovych		Dismissed	29 July 2002
f the Management Board	Zagoruyko Anatoliy Mykhaylovych		Appointed	29 July 2002

	None of the issuer's official has current convictions for acquisitive crimes or official malfeasances. Decision on changes was adopted by the Supervisory Council of the Company on 29 July 2002.

ATTACHMENT 9

**State Commission on Securities
and the Stock Market**

Open Joint Stock Company "Marganetsky
Ore Mining and Processing Enterprise"
(name of an issuer)

00190911
(EDRPOU code)

We hereby certify that notification on changes in the activities of the
Open Joint Stock Company (enterprise – issuer of bonds) dated 27 September 2002, in electronic
and paper forms, attached hereto, properly filled out;
information provided therein is true

Control amount of notification 1037408280

Acting Chairman of the Management Board of the OJSC "MGZK"		Kalutskyi Mykola Ivanovy
(position)	(signature)	(last name, first name, patronymic)

______________________ year

ATTACHMENT 9

I certify an authenticity of information included in the notification:

Acting Chairman of the Management Board of OJSC "MGOK" ______________ ______________ Kalutskyi Mykola Ivanovych

(position) (signature) (name of director)

[seal]

1 October 2002

(date)

Contact person on the issues of the drawn up notification:

Position, department	Head of Department on Activities with Shareholders
Surname, name, patronymic	Demchenko Yuri Viktorovych
Inter-city code, telephone, fax	265 2-22-03 2-30-31
E-mail	actions@mgok.dp.ua

Notification on the changes in the activities of Open Joint Stock Company (enterprise – issuer of bonds)

Full name of the issuer	Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise"		
Organizational - Legal Form	COLLECTIVE ENTERPRISE	EDRPOU code	00190911
Location (postal address)	62 Radyanska Street, Marganets, Dnipropetrovsk Region, 53400	Inter-city code and telephone	265 2-22-03
		Fax	2-30-31
		e-mail	actions@mgok.dp.ua

Notification is accepted: ______________ ______________________________

(signature) (surname, name, patronymic of an employee of the Commission)

Control amount of the notification:
1037408280

Date of acceptance of the notification
Registration number 4-02
Notes

ATTACHMENT 9

Information on changes in the composition of the issuer's officers

position	surname, name, patronymic	share in the charter capital of the issuer (%)	changes (appointed/dismissal)	date of resolution adoption
Chairman of the Management Board	Kravchenko Pavlo Olexandrovych		dismissed	27/09/2002
Acting Chairman of the Management Board	Kalutskyi Mykola Ivanovych		appointed	30/09/2002

Notes:	

Officers do not have uncleared convictions.

The resolution on the dismissal was adopted by the Supervisory Council of the Company dated 27 September 2002, Order on the appointment dated 30 September 2002

ATTACHMENT 10

State Commission on
Securities and Stock Market

03 MAR 17 AM 7:21

Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise"	00190911
(name of the issuer)	(EDRPOU code)

We hereby confirm that the notification on changes in the activity of the open joint stock company (entity – issuer of bonds) dated 7 November 2002, in hard and soft copies, which are attached hereto, are dully filled in and data contained therein are true and correct.

The control amount of the information is 4,129,246,600

Chairman of the Management Board of OJSC "MGZK"	[signature]	Kravchenko Pavlo Olexandrovych
(position)	[seal]	(full name)

13 November 2002 [signature]

ATTACHMENT 10

Reliability of the information contained herein is certified:

Acting as Chairman of the Management Board of OJSC "MGZK"	[signature]	Kuzmenko Volodymyr Oleksiyovych
(position)	[seal]	(full name)

11 November 2002
(date)

Contact person with respect to the below notification:

Position, department	Head of the Department on Liaisons with Shareholders
Full name	Demchenko Yuriy Victorovych
Intercity code, telephone, fax	265 2-22-03 2-30-31
E-mail	actions@mgok.dp.ua

NOTIFICATION ON CHANGES IN THE ACTIVITY OF OPEN JOINT STOCK COMPANY (ENTITY - ISSUER OF BONDS)			
Full name of the issuer	Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise"		
Legal form	COLLECTIVE ENTERPRISE	EDRPOU code	00190911
Address (post address)	62 Radyanska Str., Marganets, Dniptopetrovsk region, 53400	Intercity code and telephone	265 2-22-03
		Fax	2-30-31
		E-mail	actions@mgok.dp.ua

Notification accepted by: ____________ (signature) ____________________ (full name of the Commission officer)

Control amount of the notification:	
4,129,246,600	

Date of acceptance of notification	
Registration number	4 - 02 /
Notes	

ATTACHMENT 10

Notification on Changes in Personnel Composition of the Issuer

Position	Full Name	Interest in the Charter Capital of the Issuer (%)	Changes (appointed/dismissed)	Date of the Decision
the Chairman of the ent Board	Kalutskyy Mykola Ivanovych		Dismissed	7 November 2002
the Chairman of the ent Board	Kyzmenko Volodymyr Oleksiyovych		Appointed	7 November 2002
Chairman of the ent Board on Commerce	Olenchenko Volodymyr Stanislavovych		Appointed	7 November 2002

e issuer's official has current convictions for acquisitive crimes or official malfeasances.

03 MAR 17 AM 7:21

ATTACHMENT 11

Addendum to the
Accounting Regulations (standards) 2

		CODES
	Date (year, month, day)	2001 | 1 | 01
Company name: Open Joint Stock Company "Marganetsky Ore Mining And Processing Enterprise"	ERDPOU code	00190911
Territory: Dnipropetrivsk	KOATUU code	054
Title: COLLECTIVE	KFV code	20
State authority: OPEN JOINT STOCK COMPANIES, ESTABLISHED FOR	SPODU code	6024
Industry: EXTRACTION AND PROCESSING OF NON-ORE RAW MATERIALS	ZKGNG code	12120
Types of economic activities:	KVED code	13201
Measure: UAH 1,000	Controlling amount	

Address 62 Radyanska str, Marganets, Dnirpopetrovsk region, 53400

BALANCE SHEET
As of 31 December 2000

Form No.1 DKUD code 1801001

Asset	Account number	At the beginning of year	At the end of reporting period
1	2	3	4
1. Non-working assets			
Intangible assets:			
residual value	010	106.0	74.0
initial value	011	454.0	370.0
depreciation	012	(348.0)	(296.0)
Uncompleted construction	020	33,001.0	22,208.0
Fixed assets: residual value	030	300,082.0	273,613.0
initial value	031	776,848.0	748,379.0
depreciation		(476,766.0)	(474,766.0)
Long-term financial investments: accounted using the method of participation in the capital of other enterprises	040		
Other financial investments	045	2,683.0	2,683.0
Long-term accounts receivable	050	4,497.0	14.0
Deferred tax assets	060		
Other non-working assets	070		
Goodwill under consolidation	075		
TOTAL under section I	080	340,369.0	298,592.0

ATTACHMENT 11

II. Working assets			
Reserves: production reserves	100	15,376.0	20,068.0
breeding animals	110	182.0	
uncompleted construction	120	6,865.0	1,663.0
finished products	130	7,909.0	2,132.0
goods	140	274.0	479.0
Received promissory notes	150	16,730.0	551.0
Accounts receivable for goods, works, services			
Net selling value	160	15,921.0	64,886.0
Initial value	161	15,921.0	64,886.0
Reserve of doubtful debts	162	( )	( )
Accounts receivable under settlements: with budget	170	3,979.0	23,057.0
on granted advance payments	180	142,211.0	29,047.0
on accrued revenues	190		
from internal settlements	200		
Other current accounts receivable	210	857.0	968.0
Current financial investments	220	412.0	50.0
Cash and cash equivalents: National currency	230	3,819.0	87.0
Foreign currency	240		
Other working assets	250	161.0	344.0
TOTAL under section II	260	214,696.0	143,332.0
III. Future expenses	270	166.0	10.0
Balance	280	555,231.0	441,934.0

ATTACHMENT 11

Liabilities	Account number	At the beginning of year	At the end of year
1	2	3	4
I. Equity capital			
Charter capital	300	54,156.0	54,156.0
Share capital	310		
Additionally contributed capital	320		
Other additional capital	330	273,873.0	280,545.0
Reserve capital	340		
Undistributed profit (uncovered loss)	350	-24,939.0	-12,902.0
Unpaid capital	360	( )	( )
Withdrawn capital	370	( )	( )
Cumulated currency difference	375		
TOTAL under section I	380	303,090.0	321,799.0
Minority share	385		
II. Security for Further Expenses and Payments			
Payments to personnel security	400	5.0	25.0
Other security	410		
	415		
	416		
Target financing	420	35,137.0	23,854.0
TOTAL under section II	430	35,142.0	23,879.0
III. Long-term liabilities			
Long-term bank loans	440	124,300.0	
Other long-term financial liabilities	450	700.0	
Deferred tax liabilities	460		
Other long-term liabilities	470	42,676.0	35,571.0
TOTAL under section III	480	167,676.0	35,571.0
IV. Current liabilities			
Short-term bank loans	500	1,186.0	44.0
Current indebtedness for long-term liabilities	510	355.0	355.0
Issued promissory notes	520	281.0	3.0
Accounts payable for goods, works, services	530	11,749.0	42,251.0
Current liabilities under settlements:			
on granted advance payments	540	80.0	2,191.0
with budget	550	5,965.0	2,463.0
with off-budget payments	560	1,231.0	126.0
for insurance	570	1,166.0	501.0
for labour remuneration	580	2587.0	1939.0
with participants	590		
Internal settlements	600	89.0	
Other current liabilities	610	21,319.0	8,905.0
TOTAL under section IV	620	46,008.0	58,778.0

ATTACHMENT 11

V. Future income	630	3,315.0	1,907.0
Balance	640	555,231.0	441,934.0

Director Kravchenko Pavlo Olexandrovych

Chief accountant Dobrenkova Lidiya Hryhorivna

03 MAR 17 AM 7:21

ATTACHMENT 12

Addendum to the
Accounting Regulations (standards) 2

		CODES
	Date (year, month, day)	2002 / 1 / 01
Company name: Open Joint Stock Company "Marganetsky Ore	ERDPOU code	00190911
Territory: Dnipropetrivsk	KOATUU code	054
Title: COLLECTIVE	KFV code	20
State authority: OPEN JOINT STOCK COMPANIES, ESTABLISHED FOR	SPODU code	6024
Industry: EXTRACTION AND PROCESSING	ZKGNG code	12120
Types of economic activities:	KVED code	13201
Measure: UAH 1,000	Controlling amount	

Address 62 Radyanska str, Marganets, Dnirpopetrovsk region, 53400

BALANCE SHEET
As of 31 December 2001

Form No.1 DKUD code 1801001

Asset	Account number	At the beginning of year	At the end of reporting period
1	2	3	4
1. Non-working assets			
Intangible assets:			
residual value	010	74.0	64.0
initial value	011	370.0	370.0
depreciation	012	(296.0)	(306.0)
Uncompleted construction	020	22,208.0	28,845.0
Fixed assets: residual value	030	273,894.0	261,883.0
initial value	031	748,858.0	751,509.0
depreciation	032	(474,964.0)	(489,626.0)
Long-term financial investments: accounted using the method of participation in the capital of other enterprises	040		
Other financial investments	045	2,683.0	2,683.0
Long-term accounts receivable	050	14.0	
Deferred tax assets	060		6,346.0
Other non-working assets	070		
Goodwill under consolidation	075		
TOTAL under section I	**080**	**298,873.0**	**299,821.0**
II. Working assets			

ATTACHMENT 12

Reserves: production reserves	100	20,001.0	15,361.0
breeding animals	110		
uncompleted construction	120	1,651.0	4,079.0
finished products	130	2,132.0	9,522.0
goods	140	479.0	12,083.0
Received promissory notes	150	551.0	47,975.0
Accounts receivable for goods, works, services			
Net selling value	160	64,837.0	51,896.0
Initial value	161	64,837.0	51,896.0
Reserve of doubtful debts	162	( )	( )
Accounts receivable under settlements: with budget	170	23,057.0	48,488.0
on granted advance payments	180	29,047.0	104,042.0
on accrued revenues	190		
from internal settlements	200		
Other current accounts receivable	210	968.0	1,224.0
Current financial investments	220	50.0	
Cash and cash equivalents: National currency	230	87.0	31.0
Foreign currency	240		
Other working assets	250	344.0	16,800.0
TOTAL under section II	260	143,204.0	311,501.0
III. Future expenses	270	10.0	19.0
Balance	280	442,087.0	611,341.0

Liabilities	Account number	At the beginning of year	At the end of year
1	2	3	4
I. Equity capital			
Charter capital	300	54,156.0	54,156.0
Share capital	310		
Additionally contributed capital	320		
Other additional capital	330	268,545.0	268,161.0
Reserve capital	340		
Undistributed profit (uncovered loss)	350	-1,571.0	33,074.0
Unpaid capital	360	( )	( )
Withdrawn capital	370	( )	( )
Cumulated currency difference	375		
TOTAL under section I	380	321,130.0	355,391.0
Minority share	385		
II. Security for Further Expenses and Payments			
Payments to personnel security	400	25.0	
Other security	410		
	415		

ATTACHMENT 12

	416		
Target financing	420	23,826.0	37,280.0
TOTAL under section II	430	23,851.0	37,280.0
III. Long-term liabilities			
Long-term bank loans	440		
Other long-term financial liabilities	450		
Deferred tax liabilities	460		
Other long-term liabilities	470	35,553.0	1,018.0
TOTAL under section III	480	35,553.0	1,018.0
IV. Current liabilities			
Short-term bank loans	500	44.0	71,320.0
Current indebtedness for long-term liabilities	510	355.0	159.0
Issued promissory notes	520	3.0	4,760.0
Accounts payable for goods, works, services	530	42,253.0	33,811.0
Current liabilities under settlements:			
on granted advance payments	540	2,191.0	77,077.0
with budget	550	2,463.0	834.0
with off-budget payments	560	186.0	
for insurance	570	501.0	854.0
for labour remuneration	580	1939.0	777.0
with participants	590		
Internal settlements	600		
Other current liabilities	610	8,950.0	25,746.0
TOTAL under section IV	620	58,885.0	215,338.0
V. Future income	630	2,668.0	2,314.0
Balance	640	442,087.0	611,341.0

Director [signature] Kravchenko Pavlo Olexandrovych

Chief accountant [signature] Dobrenkova Lidiya Hryhorivna
[seal]

ATTACHMENT 13

Excerpt from Protocol No. 4/1 dated 14 April 2000
of the General Shareholders' Meeting
of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

RESOLUTION
of the General Shareholders' Meeting
of the OJSC "Marganetsky Ore Mining and Processing Enterprise"
dated 14 April 2000

The General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" **RESOLVED:**

1. *To approve the Agenda and Procedure of the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise".*

2. *To approve the Report of the Management Board on results of the Company's activities in 1999.*

   To recognize the work of the Management Board in 1999 as satisfactory.

3. *To approve the Report-Conclusion of the Audit Commission on financial and business activities of the Company in 1999.*

4. *To approve the Company's annual report and balance sheet for 1999 on results of financial and business activities of the Company for 1999.*

5. *To approve the proposal of the Management Board regarding the use of the Company's profits under results of its business activities in 1999.*

6. *Due to the lack of profits not to make any allocation to the dividend fund, and not to pay any dividends.*

7. *To accept as basis the planned performance of business activities of the Company for 2000.*

8. *To approve planned norms of profit distribution for 2000.*

   To approve actual distribution of profits remained at the disposal of the Company under results of activities in 2000 at the regular General Shareholders' Meeting.

9. *In connection with the transfer of housing resources of the Company to the municipal property of the city of Marganets (Resolution No. 293 of the Executive Committee dated 16 December 1999) and due to the lack of a subject matter of activities, to liquidate a subsidiary of the Company "Housing-Communal Enterprise".*

10. *To authorize the Management Board to execute, pursuant to the procedures established by the applicable legilation, necessary documents related to the*

liquidation of the subsidiary of the Company "Housing-Communal Enterprise" registered under resolution of the Executive Committee of the Margenets City Council on 3 June 1999.

To provide the Chairman of the Management Board of the Company, Mr. Pavel Alexandrovich Kravchenko, with the right to sign documents related to the liquidation of the subsidiary "Housing-Communal Enterprise" and its exclusion from the state register of enterprises.

11. *To write-off from the balance of the Company equipment left in the Company's mines blocked by underground excavations in accordance with Appendix No. 1 to this Protocol.*

12. *For the purpose of ensuring the production activities of the enterprise, to assign to the Management Board to develop a program of reconstruction and creation of a repair fund at the expense of the fixed assets to be written-off in accordance with Appendices No. 2 and No. 3 to this Protocol.*

    To delegate to the Supervisory Council of the Company the right to approve acts on writing-off the fixed assets.

13. *To write-off from the balance of the Company the equipment dismantled upon the liquidation of the Central Concentrating Mill in accordance with Appendix No. 4 to this Protocol.*

14. *To approve protocols on agreement upon changes in production capacities related to the manganese ore extraction by Grushevsky open-cast mine and mine No. 1 bis, and ore dressing by the Central Concentrating Mill.*

16. *To announce a technical break in the work of the General Shareholders' Meeting in order to provide the possibility to complete the preparation of information required for making a decision by the shareholders' meeting to increase the charter fund of the Company by additional issuance of securities (shares).*

17. *To continue the work of the General Shareholders' Meeting on 16 June 2000 at 11 a.m. (registration of shareholders shall be from 8 a.m. to 10:30 a.m.) at: 1, Lenin Square, Marganets.*

    Decision of the meeting on a technical break for the preparation of an issue on increasing the charter fund of the Company shall be published in mass media.

18. *To consider the shareholders present at the meeting as those being notified in person on the date, place and time of the adjourned General Shareholders' Meeting, as well as the issue of the agenda, which is subject to further consideration.*

19. *Materials of the regular annual General Shareholders' Meeting of 2000 shall be formalized in two Protocols: Protocol No. 4/1 dated 14 April 2000 (the first*

part of the meeting), and Protocol No. 4/2 with the date of its actual holding (the second part of the meeting).

Protocols of Credentials and Returning Commissions shall constitute integral part of the above said Protocols.

Chairman of the Meeting	*[signature]*	*/V.I. Timshin/*
Secretary of the Meeting	*[signature]*	*/O.M. Vitko/*

14 April 2000
Marganets

ATTACHMENT 14

Excerpt from Protocol No. 5 dated 12 January 2001
of the General Shareholders' Meeting
of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

RESOLUTION
of the General Shareholders' Meeting
of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

The General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" **RESOLVED:**

To approve the Agenda and Procedure of the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

1.1 To authorize the Management Board to terminate the agreement on the maintaining of the register of shareholders of the OJSC "Marganetsky Ore Mining and Processing Enterprise" with the Registrar JSCB "Kiev-Privat", and to consider authorities of JSCB "Kiev-Privat" as an independent Registrar of holders of registered securities of the OJSC "Marganetsky Ore Mining and Processing Enterprise" as being terminated.

1.2 To determine that the LLC "Slavutych – Registrator" to be the Registrar of Owners of Registered Securities of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

1.3 To authorize the Management Board, under consent of the Supervisory Council, to enter within a 10 day period of time with independent registrar LLC "Slavutych – Registrator" into an agreement on the maintaining of the Register of holders of registered securities of the Company.

1.4 To authorize the Management Board to carry out within two months all required actions in connection with the transfer of the register of holders of registered securities of the Company from JSCB "Kiev-Privat" to the new registar LLC "Slavutych – Registrator".

3.1 To establish an independent subsidiary of the Company under the name of "Teleradiocompany MGOK-TV".

3.2 To approve the charter of the Company's subsidiary "Teleradiocompany MGOK-TV".

3.3 In accordance with applicable legislation, to authorize Mr. P.A. Kravchenko, the Chairman of the Management Board, to ensure the transfer of the necessary property and equipment necessary from the Company's balance to the balance of the subsidiary, to arrange the formalizing of all required documentation, and to enter on behalf of the Company into contract with a director of the subsidiary.

4.1 To increase the amount of the charter fund of the OJSC "Marganetsky Ore Mining and Processing Enterprise" by the additional issuance of shares for the total amount of 108,312,800 (one hundred eight million three hundred twelve thousand eight hundred) UAH with the issuance of additional shares in the amount of 433,251,200 (four hundred thirty three million two hundred fifty one thousand two hundred) shares having nominal value of 0.25 UAH per share.

ATTACHMENT 14

4.2 To approve Protocol of the Resolution of the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" on the increase of the charter fund by the second issuance of shares (Attachment No. 2 to Protocol No. 5 of the General Shareholders' Meeting dated 12 January 2001).

4.3 To approve information "On the Second Issuance of Shares of the Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" (Attachment No. 3 to Protocol No. 5 of the General Shareholders' Meeting dated 12 January 2001).

4.4 To authorize the Management Board of the Company to register, as prescribed by applicable legislation, information on the Second Issuance of Shares of the OJSC "Marganetsky Ore Mining and Processing Enterprise" with the State Commission on the Securities and the Stock Market and publish such information in mass media.

4.5 To authorize the Management Board to conclude with Investment Company "Business Invest" (Dnepropetrovsk) an agreement on rendering of necessary services with respect to the issuance and allocation of the Second Issuance of Shares of the Company.

4.6 Results of the subscription to the Second Issuance of Shares of the OJSC "Marganetsky Ore Mining and Processing Enterprise" shall be approved at the regular General Shareholders' Meeting.

Based on the decision to approve the results of subscription to the Second Issuance of Shares of the OJSC, to make a decision to make respective amendments to the Charter of the Company.

Chairman of the Meeting [signature] V.I. Timshin

Secretary of the Meeting [signature] O.M. Vitko

Marganets, 12 January 2001.

ATTACHMENT 15

[Translation from the Russian language]

PROTOCOL No. 5
of the General Shareholders' Meeting
of the Open Joint Stock Company
"Marganetsky Ore Mining and Processing Enterprise"

The city of Marganets *8 June 2001*

The General Shareholders' Meeting is opened by the Chairman of the Management Board of the OJSC "Marganetsky Ore Mining and Processing Enterprise", Mr. Kravchenko Pavel Alexandrovych.

Kravchenko P.A.:
In accordance with the Order of the OJSC of 3 April of this year No.188, an **Organizational Committee, Working Group and Credentials Committee** were created out of the Company's employees with the objective to prepare the annual General Shareholders' Meeting.

The Organizational Committee was created consisting of:
Zymnenko V.N. – the Chairman of the Committee

Members of the Committee: Fedan T.V., Zagoruyko A.M., Y. Dobren'kova L.G., Yakuba A.V., Popova V.I., Demchenko Y.V.

***The following employees were included into the* Working Group**:
Demchenko Y.V. – the Chairman of the Group

Members of the Group: Vlad I.I., Vysotskaya Y.I., Chehlataya V.V., Platonova T.V., Safonov A.M.

The Credentials Committee was approved composed of:

Zagoruyko A.M. - the Chairman of the Committee;

Members of the Committee: Vlad I.I., Kirey N.P., Palyamar A.F., Solovyeva Y.I., Chehlataya V.V., Kosov I.M., Safonov A.M., Vysotskaya Y.I., Povorot'ko Y.N.

The Organizational Committee, Working Group and Credentials Committee performed preparatory procedures for the Meeting, registered shareholders and verified the authorities of shareholders' proxies.

I ask the shareholders **to confirm the authorities of the Credentials Committee** by voting.

Please vote.

"For"? "Against"? "Abstained"? Accepted.

The floor is given to the Chairman of the Credentials Committee Zagoruyko A.M.

Zagoruyko A.M.:

(Reads out Minutes of the Credentials Committee. Minuets of the Credentials Committee is attached hereto.)

Kravchenko P.A.:

Dear shareholders! According to the information submitted by the Chairman of the Credentials Committee, it is ascertained that the regular **General Shareholders' Meeting of the OJSC "Marganetsky GOK" is**

ATTACHMENT 15

Being guided by Minutes of the Credentials Committee, I announce the **General Shareholders' Meeting of the OJSC "Marganetsky GOK" to be opened.**

Moreover, I notify you that decisions of our Meeting shall be taken by;

- majority of ¾ votes of the shareholders; participating in the Meeting with respect to introduction of amendments to the Charter of the Company, resolving on termination of Company's activities, adopting the decision on establishment of branches of the Company;

- simple majority of votes of the shareholders participating in the Meeting with respect to all other issues.

To preside over the Meeting we have to elect the Returning Board, Presidium, Chairperson and Secretariat of the Meeting.

It is proposes to elect the Working Presidium consisting of 3 persons, namely:

Presidium:

1.Kravchenko P.A....... - Chairman of the Management Board of the Company;

2.Timshin V.I............ - Deputy Head of the Supervisory Council of the Company

3.Ostanin A.P............. – Representative of "St. John Trading / Overseas/ Ltd."

It is proposed to elect Mr. Timshin Vitaliy Ivanovich as the Chairman of the Meeting and Mrs. Vitko Oksana Mihaylovna as the Secretary of the Meeting.

Is there any other proposal regarding the quantitative and personal composition of the Presidium, the Chairman and the Secretary of the Meeting? Accepted.

I put to the vote:

the election of Timshin V.I. as the Chairman of the Meeting, Kravchenko A.P., Ostanin O.P. as members of the Presidium, Vitko O.M. as the Secretary of the Meeting.

Vote please:

"For"? "Against"? "Abstained"? Accepted.

We need to elect the Returning Board.

It is proposed to elect the Returning Board consisting of 12 persons, namely:

1.Chechel K.N. - Chairman of the Returning Board;

2.Yakuba N.V. – Secretary of the Returning Board;

Members of the Board:

3.Zhuk V.V., Safonov A.M., Palyamar A.F., Solovyeva Y.I., Kirey N.P., Kosov I.M., Chehlatov A.V., Vlad I.I., Pokotylo Y.V., Vysotskaya Y.I.

Are there any other comments regarding the quantitative and personal membership of the Returning Board?

ATTACHMENT 15

Who vote for:

The election of the Returning Board in the suggested composition.

Vote please.

"For"? "Against"? "Abstained"? Accepted.

I am calling the Presidium, Returning Board and Secretariat of the Meeting to start their work.

__Timshin V.I. - Chairman of the Meeting__

Dear shareholders!

The working bodies of the Meeting are elected.

We need to determine the procedure for voting on issues to be decided by the shareholders.
The number of votes of shareholders required to approve any decision is as provided for in the Charter of the Company.

Those participants of the Meeting, who upon the registration received special cards confirming their right to vote, shall participate in voting.

I propose **to vote by show of hands**.

The Returning Board shall calculate votes. The results of voting shall be executed in the form of Minutes of the Returning Board and shall be submitted to the Presidium if the Meeting.

Are there any objections on the voting procedure?

Vote please for these proposals.

"For", "Against", "Abstained"? Accepted

We need to approve the Agenda and Procedure Rules of the General Shareholders' Meeting.

The Agenda shall include the following issues:

1. Report of the Management Board regarding results of the Company's activities in 2000.
   (*P.A. Kravchenko, Chairman of the Management Board*)

2. Report and conclusions of the Head of the Audit Commission regarding financial and economic activity of the Company in 2000.
   (*P.G. Dubovik, Deputy Head of the Audit Commission*)

3. Approval of the annual report, balance sheet and profit distribution for 2000.
   (*L.G. Dobren'kova, Chief Accountant, member of the Management Board*)

4. Approval of the major performance and budget for 2001.
   (*T.V. Fedan, Deputy Chairman of the Management Board*)

5. On introduction of amendments to the Company's Charter.
   (*Popova V.I., Head of Legal Department).*

ATTACHMENT 15

The proposed Agenda has been presented for the shareholders review 45 days prior to the date of the Meeting. No comments and other proposals have been received from shareholders.

The following Agenda of the Meeting is proposed for the approval.

I propose the following:

1. To let have the speakers:

- for the first item of the Agenda - up to 40 min;
- for other items of the Agenda - up to 10 min.

2. To leave for the discussion on the items included into the Agenda – up to 15 min.
Speeches, information – up to 5 min.

I propose:

1. ***To approve the Agenda and the Procedure Rules of the General Shareholders' Meeting of the OJSC "Marganetsky GOK".***

Are there any objections? Please vote by credentials.

"For", "Against", "Abstained"? Accepted.

I ask the Returning Board to make balance of voting and draw it up in the form of Minutes No. 1.
Voting results (Minutes No.1):

Number of shareholders' votes participating in the voting.......207,697,514 (100 %)
Voted "for" ....207,697,390 (99.9999 %)
Voted "against" ....0,00 (0.0 %)
Abstained ....0,00 (0.0 %)
Number of shareholders which do not participate in the voting....124 (0.0001%)
The decision is adopted by majority of votes.

We start to discuss the 1st item of the Agenda.

"Report of the Management Board regarding results of the Company's activities in 2000"

The floor is given to the Chairman of the Management Board, Mr. Kravchenko P.A.
(*The report is attached hereto*)

***The Chairman of the Meeting** – after the report has been made:*

Since the first and the second items of the Agenda are interrelated, the Presidium proposes to give the floor to the Audit Commission, and then to discuss and make decisions on those items of the Agenda simultaneously.

Are there any objections? Accepted.

We pass on to the 2nd item of the Agenda:

"Report and conclusions of the Head of the Audit Commission regarding financial and economic activity of the Company in 2000"

The floor is given to the Deputy Head of the Audit Commission, auditor Dubovik Polina Griroryevna, Chief

ATTACHMENT 15

(The report is attached hereto).

***The Chairman of the Meeting** – after the speech:*

Does anyone want to speak? No.

Are there any questions to the speakers?

(The speakers answered written and oral questions of the shareholders).

The Chairman of the Meeting:

We need to approve corresponding resolutions on the presented reports of the Management Board and the Audit Commission. I propose to enter in Minutes of the Meeting the following resolutions:

It is proposed: On the report of the Chairman of the Management Board:

2. To approve the report of the Chairman of the Management Board regarding results of the Company's activities in 2000.

To consider the work of the Management Board in 2000 to be satisfactory.

Are there any objections regarding the proposed draft decision?

I put to the vote.

Vote please for making resolution on the first item of the Agenda in version proposed by the Presidium.

"For", "Against", "Abstained"? Accepted.

I ask the Returning Board to make balance of voting in the form of Minutes No. 2.

Voting results (Minutes No.2):

Number of shareholders' votes participating in the voting.......207,697,514 (100 %)
Voted "for" ....207,697,070 (99.9998 %)
Voted "against" ....0,00 (0.0 %)
Abstained ....0,00 (0.0 %)
Number of shareholders which do not participate in the voting....444 (0.0002%)
The decision is adopted.

It is proposed: On the report of the Audit Commission:

3. To approve the report and conclusions of the Audit Commission regarding financial and economic activities of the Company in 2000.

I put to the vote.

Vote please for making resolution on the second item of the Agenda in version proposed.

"For", "Against", "Abstained"? Accepted.

I ask the Returning Board to make balance of voting in the form of Minutes No. 3.

Voting results (Minutes No.3):

Voted "for" …………………………………………………………207,697,070 (99.9998 %)
Voted "against" …………………………………………………….0,00 (0.0 %)
Abstained ………………………………………………………….0,00 (0.0 %)
Number of shareholders which do not participate in the voting….444 (0.0002%)
The decision is adopted.

<u>We pass on to the 3rd item of the Agenda:</u>

"Approval of the annual report, balance sheet and profit distribution for 2000".

The floor is given to the member of the Management Board, Chief Accountant of the Company, Dobren'kova Lidiya Grigoryevna.

(*The speech is attached hereto*).

<u>The Chairman of the Meeting:</u>

The following draft resolution on the third item of the Agenda is proposed:

4. To approve the Annual Report and the Balance Sheet of the Company for 2000 regarding the results of financial and economic activities of the Company in 2000.

5.To approve the procedure of the Company's profit distribution resulting from the business activities in 2000 suggested by the Management Board.

6.Not to allocate funds to the dividends payment fund, not to pay dividends.

I put to the vote.

Vote please for making resolution of our Meeting on the third item of the Agenda in the proposed version.

"For", "Against", "Abstained"? Accepted.

I ask the Returning Board to draw up the results of voting in the form of Minutes No. 4.

<u>Voting results (Minutes No.4):</u>

Number of shareholders' votes registered for voting …….207,697,514 (100 %)
Voted "for" …………………………………………………………207,683,342 (99.9932 %)
Voted "against" ……………………………………………………………5,248 (0.0025 %)
Abstained ………………………………………………………………….6,120 (0.0029 %)
Number of shareholders which do not participate in the voting …..2,804 (0.0014%)
The decision is adopted.

<u>We pass on to the 4th item of the Agenda:</u>

"Approval of the major performance and budget of the OJSC "Marganetsky GOK" for 2001".

The floor is given to Fedan Tamara Vladimirovna, the Deputy Chairman of the Management Board on Economics. (*The report is attached hereto.*)

<u>The Chairman of the Meeting:</u>

Are there any questions to the speaker?

The following draft resolution of the Meeting on the fourth item of the Agenda, prepared by the Management Board and approved by the Supervisory Council of the Company, is proposed for the approval:

7. To take the major planned performance of the Company's business activities for 2001 as basis.

8. To approve the proposals of the Management Board on planned norms of profit distribution for 2001. To approve at the regular General Shareholders' Meeting the actual distribution of profits remaining at the disposal of the Company under the results of activities in 2001.

I put to the vote.

Vote please for making resolution of our Meeting on the fourth item of the Agenda in the version proposed.

"For", "Against", "Abstained"? Accepted.

I ask the Returning Board to draw up the results of voting in the form of Minutes No. 5.

Voting results (Minutes No.5):

Number of shareholders' votes registered for voting ....207,697,514 (100 %)
Voted "for" ....207,694,710 (99.9986 %)
Voted "against" ....0.00 (0.0 %)
Abstained ....0.00 (0.0 %)
Number of shareholders which do not participate in the voting 2,804 (0.0014%)
The decision is adopted.

We pass on to the 5th item of the Agenda:

"On introduction of amendments to the Company's Charter".

The floor is given to Ms. Popova Valentina Ivanovna, the head of the legal department of the Company.

The Chairman of the Meeting:

Is there any need for further explanations? No.

No written comments were received as well.

Let us pass on to voting.

I remind you that the resolution on introduction of amendments to the Charter of the Company shall be adopted by the qualified majority of votes – ¾ votes of the shareholders, who are present at the Meeting.

The following draft resolution of the Meeting on the fifth item of the Agenda is proposed:

9.To approve amendments and supplements to the Charter of the Company in the version attached hereto (Attachment No.1 hereto).
To authorize Mr. Kravchenko P.A., the Chairman of the Management Board, to sign on behalf of the Company the said amendments and supplements to the Charter of the Company and to manage their state registration according to applicable legislation of Ukraine.

I put to the vote.

Vote please for making resolution of our Meeting on the fifth item of the Agenda in the version proposed.

"For", "Against", "Abstained"? Accepted.

[next page is missing]

ATTACHMENT 15

Extract from Minutes No. 5 of 8 June 2001
Of the General Shareholders' Meeting
Of the OJSC "Marganetsky GOK"

1. To approve the Agenda and the Procedure Rules of the General Shareholders' Meeting of the OJSC "Marganetsky GOK".

2. To approve the report of the Management Board regarding results of the Company's activities in 2000.
To consider the work of the Management Board in 2000 to be satisfactory.

3. To approve the report and conclusions of the Audit Commission regarding financial and economic activities of the Company in 2000.

4. To approve the Annual Report and the Balance Sheet of the Company for 2000 regarding the results of financial and economic activities of the Company for 2000.

5. To approve the procedure of the Company's profit distribution resulting from the business activities in 2000 suggested by the Management Board.

6. Not to allocate funds to the dividends payment fund, not to pay dividends.

7. To take the major planned performance of the Company's business activities for 2001 as basis.

8. To approve the proposals of the Management Board on planned norms of profit distribution for 2001.
To approve at the regular General Shareholders' Meeting the actual distribution of profits remaining at the disposal of the Company under the results of activities in 2001.

9. To approve amendments and supplements to the Charter of the Company in the version attached hereto (Attachment No.1 hereto).
To authorize Mr. Kravchenko P.A., the Chairman of the Management Board, to sign on behalf of the Company the said amendments and supplements to the Charter of the Company and to manage their state registration according to applicable legislation of Ukraine.

The Chairman of the Meeting	*[signature]*	*/V.I. Timshin/*
The Secretary of the Meeting	*[signature]*	*/O.M. Vitko/*

8 June 2001
The city of Marganets

ATTACHMENT 16

[Translation from Russian language]

RESOLUTION No. 7
of the Extraordinary General Shareholders' Meeting
of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

The City of Marganets 15 February 2002

The General Shareholders' Meeting was opened by Mr. Kravchenko P. A., the Chairman of the Management Board, who further informed present participants about the preparations to the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

With the purpose to verify the authorities and the registration of shareholders, which arrived in order to participate in the meeting, the Registration Commission was established out of the employees of the Registrar LLC "Slavutich-Registrator", pursuant to Supplementary Agreement No. 2 dated 12 December 2001 and Order No. 1 of the Registrar LLC "Slavutich-Registrator" dated 11 February 2002.

The floor is given to Mr. Povorotnyy Yuriy Anatoliyevich, the Chairman of the Registration Commission. The Chairman of the Registration Commission announced to the General Shareholders' Meeting that 82 shareholders and their representatives having in aggregate 153,417,869 votes, which constitutes 70.82% of the total number of votes (Protocol of the Registration Commission is attached hereto).

In order to hold the meeting, Mr. Kravchenko P. A. suggested to elect the Presidium, the Chairman and the Secretary of the General Shareholders' Meeting, the Returning Board in the following composition:

Presidium:

1. Kravchenko Pavel Alexandrovich – the Chairman of the Management Board of the OJSC "Marganetsky Ore Mining and Processing Enterprise";

2. Timshin Vitalyy Ivanovich – Deputy Head of the Supervisory Council.

3. Vitko Oxana Mikhaylovna.

Timshin Vitalyy Ivanovich be elected as the Chairman of the Meeting

Vitko Oxana Mikhaylovna be elected as the Secretary of the Meeting.

Returning Board:

1. Povorotnyy Yuriy Anatoliyevich – Chairman of the Returning Board;

2. Sitnikova Vita Olegovna – Secretary of the Returning Board;

3. Grishchenko Anton Ivanovich;

4. Mirontseva Olga Sergeevna.

There were no any comments or objections with respect to the compositions of the Presidium, the Chairman and the Secretary of the Meeting, as well as the Returning Board, accepted by the unanimous vote.

ATTACHMENT 16

The General Shareholders' Meeting was further conducted by the Chairman – Timshin V. I.

Being guided by Protocol of the Registration Commission No. 1 dated 15 February 2002, the General Shareholders' Meeting was considered opened.

It is suggested to have the secret voting on all issues put to the vote.

The decisions on the introduction of amendments and supplements to the constituent documents of the Company should be approved by the qualified majority in ¾ of the votes. All other issues should be decided by the simple majority of votes.

During the registration, the shareholders received the special voting cards. The individuals, participating in the voting, should express their consent or disagreement with any of the draft decisions of the meeting, suggested for the voting, by crossing of the respective square in the voting bulletin as shown at the sample. No other inscriptions, notes, signs etc. should be done on the voting card. Otherwise, such cards might be deemed invalid. The voting card should be put to the ballot-boxes, which are kept by the members of the Returning Board.

The Returning Board should perform the counting of votes. The results of the voting should be drawn up in the form of protocols of the Returning Board, which are the integral part of the Protocol of the General Shareholders' Meeting. Protocols should be submitted to the Chairman of the Meeting and the voting results on each particular issue should be further brought to the notice of the shareholders.

RESOLVED:

To approve the Voting Procedure. The voting should be secret.

Voting results:

Number of shareholders' votes participating in the voting	153,417,869	votes	100.0000%
Voted "For"	153,416,745	votes	99.9993%
Voted "Against"	124	votes	0.0001%
"Abstained"	0	votes	0.0%
Number of shareholders which did not participate in the voting	1,000	votes	0.0007%

The decision is adopted. (Protocol No. 1 of the Returning Board is attached hereto).

The following Agenda and the Procedure Rules of the Extraordinary General Shareholders' Meeting are further suggested for the consideration by the shareholders.

The following issues should be put to the Agenda:

1. Report of the Management Board regarding measures, taken by the Management Board in order to execute the decision of the General Shareholders' Meeting dated 12 January 2001 on the increase of the charter fund.

2. Increase of the charter fund by second issuance of shares.

3. Introduction of amendments and supplements to the Charter of the Company.

It is suggested to approve the following Procedure Rules.

- for the first item of the Agenda - up to 20 min;

- for other items of the Agenda - up to 7 min.

To leave for the discussion on the items included into the Agenda – up to 3 min. per each speaker but no more than 15 minutes per each item on the Agenda.

Speeches, information at the end of the Meeting – up to 3 min.

It is suggested to conduct the meeting without breaks.

RESOLVED:

To approve the following Agenda:

1. Report of the Management Board regarding measures, taken by the Management Board in order to execute the decision of the General Shareholders' Meeting dated 12 January 2001 on the increase of the charter fund.

2. Increase of the charter fund by second issuance of share.

3. Introduction of amendments and supplements to the Charter of the Company.

To approve the following Procedure Rules:

- for the first item of the Agenda - up to 20 min;

- for other items of the Agenda - up to 7 min.

To leave for the discussion on the items included into the Agenda – up to 3 min. per each speaker but no more than 15 minutes per each item on the Agenda.

Speeches, information at the end of the Meeting – up to 3 min.

It is suggested to conduct the meeting without breaks.

Voting Results:

Number of shareholders' votes participating in the voting	153,417,869	votes	100.0000%
Voted "For"	153,409,105	votes	99.9943%
Voted "Against"	0	votes	0.0%
"Abstained"	7,764	votes	0.0051%
Number of shareholders which did not participate in the voting	1,000	votes	0.0007%

The decision is adopted. (Protocol No. 2 of the Returning Board is attached hereto).

<u>On the 1st item of the Agenda.</u>

"Report of the Management Board regarding measures, taken by the Management Board in order to execute the decision of the General Shareholders' Meeting dated 12 January 2001 on the increase of the charter fund."

The floor is given to the Chairman of the Management Board Mr. Kravchenko P.A. (The speech is attached hereto – Appendix No. 1)

There were no any questions, comments and suggestions to the speaker.

The following draft decision on the 1st item of the Agenda is suggested:

- to take into consideration the Report of the Management Board regarding measures, taken by the Management Board in order to execute the decision of the General Shareholders' Meeting dated 12 January 2001 on the increase of the charter fund.

- to cancel the decision of the General Shareholders' Meeting dated 12 January 2001 on the increase of the charter fund of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

RESOLVED:

1.1. To take into consideration the Report of the Management Board regarding measures, taken by the Management Board in order to execute the decision of the General Shareholders' Meeting dated 12 January 2001 on the increase of the charter fund.

1.2. To cancel the decision of the General Shareholders' Meeting dated 12 January 2001 on the increase of the charter fund of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

Voting results:

Number of shareholders' votes participating in the voting	153,417,869	votes	100.0000%
Voted "For"	153,411,109	votes	99.9956%
Voted "Against"	0	votes	0.0%
"Abstained"	2,760	votes	0.0018%
Number of shareholders which did not participate in the voting	4,000	votes	0.0026%

The decision is adopted (Protocol No. 3 of the Returning Board is attached hereto).

On the 2nd item of the Agenda.

"Increase of the Charter Fund of the Company"

The floor was given to the Chairman of the Management Board the OJSC "Marganetsky Ore Mining and Processing Enterprise", Mr. Kravchenko P.A., who suggested to increase the charter fund of the OJSC "Marganetsky Ore Mining and Processing Enterprise" up to 108,312,800.00 Hrivnyas by the increase of the number of shares of the existing nominal value with the purpose of replenishment of the working assets of the Company and the restructuring of the production (The speech is attached hereto).

The following documents are attached hereto:

Appendix No. 2: Protocol of the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" on the increase of the charter fund by the increase of the number of shares of the existing nominal value.

Appendix No. 3: Information "On the second share issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

There were no any questions, comments and suggestions to the speaker.

RESOLVED:

2.1. To increase the Charter Fund of the OJSC "Marganetsky Ore Mining and Processing Enterprise" by the increase of the number of shares of the existing nominal value up to 108,312,800.00 Hrivnyas. To issue additionally 433,251,200 shares, having their nominal value of 0.25 Hrivnya.

2.2.To approve the Protocol of the OJSC "Marganetsky Ore Mining and Processing Enterprise" on the increase of the charter fund by the increase of the number of shares of the existing nominal value (Appendix No. 2 to Protocol No. 7 of the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" dated 15 February 2002).

2.3. To approve the Information "On the second share issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise" (Appendix No. 3 to Protocol No. 7 of the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" dated 15 February 2002).

2.4. To authorize the Management Board of the OJSC "Marganetsky Ore Mining and Processing Enterprise" to register the information "On the second share issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise" with the State Commission on Securities and the Stock Market of Ukraine and to publish it in printed mass media.

2.5. To authorize the Management Board of the OJSC "Marganetsky Ore Mining and Processing Enterprise" to enter into the agreement with the registrar LLC "Slavutich-Registrator" for the providing of services of recording of the subscription to shares of the second issuance of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

Voting results:

Number of shareholders' votes participating in the voting	153,417,869	votes	100.0000%
Voted "For"	153,394,985	votes	99.9865%
Voted "Against"	16,760	votes	0.0109%
"Abstained"	2,124	votes	0.0014%
Number of shareholders which did not participate in the voting	4,000	votes	0.0026%

The decision is adopted (Protocol No. 4 of the Returning Board is attached hereto).

<u>On the 3rd item of the Agenda:</u>

"Introduction of amendments and supplements to the Charter of the Company".

The floor was given to Mr. Timshin V.I., who suggested to introduce the amendments to the Charter of the OJSC "Marganetsky Ore Mining and Processing Enterprise" in connection with the adoption of the decision to increase the charter fund of the Company.

The following amendments to the Charter of the Company were suggested to the shareholders:

- Para 4.1. of the Charter should read as follows: "The Charter Fund of the Company shall be 162,469,200.00 (one hundred sixty two million four hundred sixty nine thousand two hundred) Hrivnyas".

- Para 4.2. of the Charter should read as follows: "The Charter Fund of the Company shall be divided into 649,876,800 (six hundred forty nine million eight hundred seventy six

thousand eight hundred) common registered shares, having nominal value of 25 (twenty five) kopecks per share."

- Para 7.3 of the Charter should read as follows: "The Company shall establish the Reserve Fund to cover expenses in connection with the compensation of losses and unplanned expenses. The Reserve Fund shall be established in the amount of not less that 25% of the Charter Fund of the Company. The formation of the Reserve Fund shall be done by means of annual allocations in the amount of not less that 5% of the net profit."

- Para 8.4.7. should be deleted.

- Para 8.17.2. of the Charter should read as follows: "Adoption of the decision on the redemption and further disposition by the joint stock company of its own shares".

- Para 11.3. of the Charter should read as follows: "The Company may be liquidated in the following cases:

- pursuant to the decision of the highest governing body of the Company;

- pursuant to a court or commercial court decision".

- Part 1 of Para 11.4. of the Charter should read as follows: "Liquidation of the Company shall be carried out by the liquidation commission appointed by the highest governing body of the Company, or by the liquidation commission appointed as provided by the applicable legislation in the case if the Company is liquidated pursuant to a court or commercial court decision."

- Para 7.3.1., 7.3.2., 7.3.3., 7.3.4. should be deleted.

There were no other suggestions from the shareholders regarding the introduction of amendments and supplements to the Charter of the Company.

RESOLVED:

3.1. To introduce the following amendments to the Charter of the Company:

- Para 4.1. of the Charter should read as follows: "The Charter Fund of the Company shall be 162,469,200.00 (one hundred sixty two million four hundred sixty nine thousand two hundred) Hrivnyas".

- Para 4.2. of the Charter should read as follows: "The Charter Fund of the Company shall be divided into 649,876,800 (six hundred forty nine million eight hundred seventy six thousand eight hundred) common registered shares, having nominal value of 25 (twenty five) kopecks per share."

- Para 7.3 of the Charter should read as follows: "The Company shall establish the Reserve Fund to cover expenses in connection with the compensation of losses and unplanned expenses. The Reserve Fund shall be established in the amount of not less that 25% of the Charter Fund of the Company. The formation of the Reserve Fund shall be done by means of annul allocations in the amount of not less that 5% of the net profit."

- Para 8.4.7. should be deleted.

- Para 8.17.2. of the Charter should read as follows: "Adoption of the decision on the redemption and further disposition by the joint stock company of its own shares".

- Para 11.3. of the Charter should read as follows: "The Company may be liquidated in the following cases:
- pursuant to the decision of the highest governing body of the Company;
- pursuant to a court or commercial court decision".
- Part 1 of Para 11.4. of the Charter should read as follows: "Liquidation of the Company shall be carried out by the liquidation commission appointed by the highest governing body of the Company, or by the liquidation commission appointed as provided by the applicable legislation in the case if the Company is liquidated pursuant to a court or commercial court decision."
- Para 7.3.1., 7.3.2., 7.3.3., 7.3.4. should be deleted.

3.2. To authorize Mr. Kravchenko P.A., the Chairman of the Management Board, to sign on behalf of the Company the said amendments and supplements to the Charter of the Company as set forth in para 3.1. of Protocol No. 7 of the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" dated 15 February 2002.

8.3. To authorize the Management Board upon the completion of the subscription to the Company's share of the second issuance to summarize the results of the said subscription, and if 100% of the additional issuance are covered by the subscription, to manage the state registration of the said amendments and supplements to the Charter of the Company as set forth in para 3.1. of Protocol No. 7 of the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" dated 15 February 2002.

Voting results:

Number of shareholders' votes participating in the voting	153,417,869	votes	100.0000%
Voted "For"	153,396,821	votes	99.9863%
Voted "Against"	11,440	votes	0.0075%
"Abstained"	8,608	votes	0.0056%
Number of shareholders which did not participate in the voting	1,000	votes	0.0007%

The resolution is adopted (Protocol No. 5 of the Returning Board is attached hereto).
All the issues on the Agenda were considered and the respective decisions were approved thereon.

The results of the meeting will be drawn up in the form of the Protocol, having its integral part Minutes of the Registration Commission and the Returning Board, as well as the respective Appendices, referred to in the Protocol.

There were no any comments as to the conduct of the meeting.

I announce the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" to be closed.

Chairman of the Meeting [signature] /V.I. Timshin/

Secretary of the Meeting [signature] /O.M. Vitko/

15 February 2002
Marganets

ATTACHMENT 17

[Translation from Russian language]

PROTOCOL No. 8
of the General Shareholders' Meeting
of the Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise"

The City of Marganets 16 May 2002

The General Shareholders' Meeting was opened by Mr. Kravchenko Pavel Alexandrovich, the Chairman of the Management Board of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

Pursuant to Order No. 137 with respect to the OJSC "MGOK" dated 27 March 2002, for the purpose of the preparation of the regular annual General Shareholders' Meeting the Organizational Committee (under the chairmanship of Mr. Zimnenko V.N. and composing of the following members: Fedan T.V., Zagoruyko A.M., Dobrenkova L.G., Yakuba A.V., Popova V.I., Demchenko Y.V.) and the Working Group (under the chairmanship of Mr. Demchenko Y.V. (see attached order) and comprising of the following members: Vlad I.I., Vysotskaya Y.V., Chekhlataya V.V., Platonova T.V., Safonov A.M. were established.

Pursuant to Supplementary Agreement No. 4 dated 21 February 2002 to Agreement No. 01/02/02 dated 2 February 2002 the Registrar LLC "Slavutich-Registrator" established the Registration Commission, presiding by Mr. Povorotnyy Yuriy Anatoliyevich.

The floor is given to Mr. Povorotnyy Yuriy Anatoliyevich, the Chairman of the Registration Commission (Protocol of the Registration Commission is attached hereto).

Mr. Povorotnyy Y.A., the Chairman of the Registration Commission, ascertained that shareholders and their representatives owning in aggregate 640,570,772 shares, which constitutes 98.5% of the Charter fund of the Company were registered for the meeting. The General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" is validly convened.

Kravchenko P.A.:

Being guided by the Protocol of the Registration Commission

The General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" announce opened.

I would also like to inform you that decisions of our meeting on procedural matters should be adopted by single majority of the votes of shareholders registered for the meeting.

In order to hold the meeting we need to elect the Presidium, the Chairman and the Secretary of the meeting and the Returning Board.

I suggest to elect the working Presidium consisting of 3 persons, including by names:

Composition of the Presidium:

1. Kravchenko Pavel Alexandrovich – the Chairman of the Management Board of the Company;

2. Timshin Vitalyy Ivanovich – Deputy Chairman of the Supervisory Council.

3. Ostanin Alexey Petrovich – Member of the Supervisory Council.

At the same time, I suggest the following:

- to elect Mr. Timshin Vitalyy Ivanovich as the Chairman of the Meeting.
- to elect Vitko Oxana Mikhaylovna, the referent of the Chairman of the Management Board of the Company, as the Secretary of the Meeting.

Are there any suggestions with respect to the quantitative and individual composition of the Presidium, the Chairman and the Secretary of the meeting? Accepted.

I put to the vote the election of V. Timshin as the Chairman of the Meeting, A.P. Kravchenko as the member of the working Presidium, and O.M. Vitko as the Secretary of the Meeting.

Please vote.

"For"? "Against"? "Abstained"?

Accepted.

We also need to elect the Returning Board.

I suggest to elect the Returning Board consisting of 12 persons (the list of members of the Board is attached hereto).

I suggest to elect Mr. Povorotnyy Y.A. as the Chairman of the Returning Board and Mr. Grishchenko A.I. as the Secretary of the Returning Board.

Are there any objections as to the quantitative and individual composition of the Returning Board?

I suggest to vote for the list of members of the Returning Board.

I put to vote the suggested composition of the Returning Board.

Please vote.

"For"? "Against"? "Abstained"? Accepted.

The Chairman of the Meeting

We need to decide on the Voting procedure on the issues, which require the adoption of the shareholders' decision, to adopt the Agenda and the Procedure Rules of the General Shareholders' Meeting.

The quantity of shareholders' votes required for the adoption of any decision – as determined by the Charter of the Company (one share – one vote).

Only those participants of the Meeting who at the registration received the special cards and the set of bulletins as the evidence of their right to vote can participate in the voting.

I suggest the secret vote.

ATTACHMENT 17

The shareholders should express their will by crossing of the respective square in the voting bulletin as shown at the sample.

You should not make any other inscriptions or notes in the bulletin. If you do, such bulletins might be deemed invalid.

The Returning Board should perform the counting of votes. The results of the voting should be formalized by protocols of the Returning Board, which should further be submitted to the Presidium and brought to the notice of the shareholders.

I suggest to put the following issues to the Agenda:

1. Report of the Management Board regarding the results of the Company's business activities in 2001 and major directions of activity for 2002.

(The Chairman of the Management Board P.A. Kravchenko)

2. Report and conclusions of the Chairman of the Audit Commission regarding the audit of financial and economic activity of the Company in 2002.

(Member of the Audit Commission P.G. Dubovik)

3. Report of the Supervisory Council on the activities in 2001.

(Deputy Head of the Supervisory Board V.I. Timshin)

4. Approval of the Annual Report, the Balance Sheet and Profits Allocation for 2001.

(Chief accountant, member of the Management Board L.G. Dobrenkova).

5. Approval of the major norms of profit distribution for 2002.

(Head of the Department on Strategic Planning Y.S. Novinskaya).

6. Re-election of some members of the Supervisory Board of the Company.

(Deputy Chairman of the Supervisory Board V.I. Timshin)

7. Approval of major internal Regulations on the Company's activities.

(Head of Legal Department V.I. Popova)

8. Introduction of amendments and supplements to the Charter of the Company.

(Head of Legal Department V.I. Popova)

The suggested Agenda was presented for the shareholders review 45 days prior to the meeting. There was no any comments and other suggestions from the shareholders within the period established by the Procedure Rules.

I suggest to approve the following Procedure Rules.

1.To let have the speakers:

- for the first item of the Agenda - up to 30 min;

- for other items of the Agenda - up to 10 min.

2.To leave for the discussion on the items included into the Agenda – up to 15 min.
Speeches, information – up to 5 min.

3. If necessary – to make technical breaks in order to count the votes on the decisions adopted by the meeting.

Do shareholders have any comments or other suggestions with respect to the Voting Procedure, Agenda and the Procedure Rules.

No.

I suggest the following:

1. To approve the Voting Procedure, Agenda and the Procedure Rules of the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

Shareholders should vote by bulletin No. 1.

I ask the Returning Board to make balance of voting and draw it up in the form of Minutes No. 1.

Voting Results (Protocol No. 1):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,628,997	votes	91.5791%
Voted "Against"	2,000	votes	0.0003%
"Abstained"	0	votes	0.0000%
Number of shareholders which did not participate in the voting	53,939,775	votes	8.4206%

The decision is adopted by majority of votes.

<u>We pass on to the 1st item of the Agenda.</u>

"Report of the Management Board regarding the Company's business activities in 2001"

The floor is given to the Chairman of the Management Board, Mr. Kravchenko P.A.
(*The report is attached hereto in Appendix No. 1*)

The Chairman of the Meeting:

Since the first, the second and the third items of the Agenda are interrelated, the Presidium proposes to give the floor to the Audit Commission, and to the listen to the report of the Supervisory Council of the Company, and then to discuss and make decisions on those items of the Agenda simultaneously.

Are there any objections? Accepted.

<u>We pass on to the 2nd item of the Agenda:</u>

"Report and conclusions of the Audit Commission regarding the audit of financial and economic activity of the Company for 2001"

The floor is given to the Member of the Audit Commission, accountant - auditor Dubovik Polina Griroryevna.

(The report is attached hereto in Appendix No. 2).

We pass on to the 3rd item of the Agenda:

"Report of the Supervisory Council on the activities in 2001"

The report was presented by the Deputy Chairman of the Supervisory Board Timshin Vitalyy Ivanovich.

(The report is attached hereto in Appendix No. 3).

The Chairman of the Meeting:

We need to approve the respective decisions on the presented reports of the Management Board and the Supervisory Council of the Company.

It is suggested:

1. To approve the following decisions in connection with the report of the Chairman of the Management Board:

- To approve the report of the Management Board regarding the results of the Company's business activities in 2001.

- To consider the work of the Management Board in 2001 to be satisfactory.

- To approve the Company's major directions of activity for 2002.

Are there any objections regarding the proposed draft decision?

I put to the vote.

Who vote "for" the resolution on the first item of the Agenda in version proposed by the Presidium, please vote by bulletin No. 2.

I ask the Returning Board to make balance of voting in the form of Minutes No. 2.

Resolved:

1.1. To approve the report of the Management Board regarding the results of the Company's business activities in 2001.

1.2. To consider the work of the Management Board in 2001 to be satisfactory.

1.3. To approve the Company's major directions of activity for 2002.

Voting results (Minutes No.2):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,623,717	votes	91.5783%
Voted "Against"	0	votes	0.0000%
"Abstained"	7,280	votes	0.0011%
Number of shareholders which did not participate in the voting	53,939,775	Votes	8.4206%

ATTACHMENT 17

The decision is adopted by majority of votes.

2. It is suggested on the report of the Audit Commission:

- To approve the report and conclusions of the Audit Commission regarding the audit of financial and economic activity of the Company in 2001.

Are there any objections regarding the proposed draft decision?

I put to the vote.

Who vote "for" the resolution on the second item of the Agenda in version proposed by the Presidium, please vote by bulletin No. 3.

I ask the Returning Board to make balance of voting in the form of Minutes No. 3.

Resolved:

2.1. To approve the report and conclusions of the Audit Commission regarding the audit of financial and economic activity of the Company in 2001.

2.2. To consider the work of the Audit Commission in 2001 to be satisfactory.

Voting results (Minutes No. 3):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,621,717	votes	91.5780%
Voted "Against"	0	votes	0.0000%
"Abstained"	7,280	votes	0.0011%
Number of shareholders which did not participate in the voting	53,941,775	Votes	8.4209%

The decision is adopted by majority of votes.

3. It is suggested on the report of the Supervisory Council of the Company:

- To approve the report of the Supervisory Council on the activities in 2001.

- To approve decisions made by the Supervisory Council in 2001.

- To consider the work of the Supervisory Council of the Company in 2001 to be satisfactory.

Are there any objections regarding the proposed draft decision?

I put to the vote.

Who vote "for" the resolution on the third item of the Agenda in version proposed by the Presidium, please vote by bulletin No. 4.

I ask the Returning Board to make balance of voting in the form of Minutes No. 4.

Resolved:

3.1. To approve the report of the Supervisory Council on the activities in 2001.

3.2. To approve decisions made by the Supervisory Council in 2001.

3.3. To consider the work of the Supervisory Council of the Company in 2001 to be satisfactory.

Voting results (Minutes No. 4):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,617,437	votes	91.5773%
Voted "Against"	6,080	votes	0.0009%
"Abstained"	5,480	votes	0.0009%
Number of shareholders which do not participate in the voting	53,941,775	Votes	8.4209%

The decision is adopted by majority of votes.

We pass on to the 4th item of the Agenda.

"Approval of the Annual Report, the Balance Sheet and Profits Allocation for 2001."

The floor is given to the Member of the Management Board, Chief Accountant Dobrenkova Lidiya Grigoryevna.

(*The report is attached hereto in Appendix No. 4*)

The Chairman of the Meeting:

It is suggested to approve the following decisions on the 4th item of the Agenda:

1. To approve the Annual Report on the results of financial and business activities of the Company for 2001 and the Balance Sheet for 2001.

- To approve the suggestions of the Management Board regarding the allocation of the Company's profits gained as a result of business activities in 2001.

- To make no allocations to the Dividends Payment Funds, not to pay dividends for 2001.

Are there any objections regarding the proposed draft decision?

I put to the vote.

Who vote "for" the resolution on the fourth item of the Agenda in version proposed by the Presidium, please vote by bulletin No. 5.

I ask the Returning Board to make balance of voting in the form of Minutes No. 5.

Resolved:

4.1. To approve the Annual Report on the results of financial and business activities of the Company for 2001 and the Balance Sheet for 2001.

4.2. To approve the suggestions of the Management Board regarding the allocation of the Company's profits gained as a result of business activities in 2001.

4.3. To make no allocations to the Dividends Payment Funds, not to pay dividends for 2001.

Voting results (Minutes No.5):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,585,505	votes	91.5723%
Voted "Against"	30,088	votes	0.0047%
"Abstained"	11,404	votes	0.0018%
Number of shareholders which did not participate in the voting	53,943,775	Votes	8.4212%

The decision is adopted by majority of votes.

We pass on to the 5th item of the Agenda.

"Approval of the major norms of profit distribution for 2002."

The floor is given to the Head of the Department on Strategic Planning Novinskaya Yelena Semenovna.

(*The report is attached hereto in Appendix No. 5*)

Timshin V.I.:

Are there any questions to the speaker?

It is suggested to approve the following decisions on the 5th item of the Agenda, prepared by the Management Board and agreed with the Supervisory Council of the Company:

- To approve the major norms of profit distribution for 2002 as suggested by the Management Board.

- To plan no allocations to the Dividends Payment Funds in 2002.

Are there any objections regarding the proposed draft decision?

I put to the vote.

Who vote "for" the resolution on the fifth item of the Agenda in version proposed by the Presidium, please vote by bulletin No. 6.

I ask the Returning Board to make balance of voting in the form of Minutes No. 6.

Resolved:

5.1. To approve the major norms of profit distribution for 2002 as suggested by the Management Board.

5.2. To plan no allocations to the Dividends Payment Funds in 2002.

5.3. To consider the possibility of making allocations for the payment of dividends in 2002 at the General Shareholders' Meeting depending on the actual results of the Company's activities in 2002.

Voting results (Minutes No.6):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,599,429	votes	91.5745%
Voted "Against"	16,088	votes	0.0025%

"Abstained"	11,480	votes	0.0018%
Number of shareholders which do not participate in the voting	53,943,775	Votes	8.4212%

The decision is adopted by majority of votes.

<u>We pass on to the 6th item of the Agenda.</u>

"Re-election of the Chairman and Members of the Supervisory Board of the Company."

Timshin V.I., the Deputy Chairman of the Supervisory Council of the Company, presented the information regarding the issue on the Agenda:

In the respective time, the SJSC "Ukrainskiye polimetally" was registered in the Company's Shareholders' Register, which manage the state shareholding. In its turn, the representative of the latter company, Mr. Dementiyenko Alexander Victorovych, was elected as the member of the Supervisory Council of the Company.

As you know, in 2001 the SJSC "Ukrainskiye polimetally" sold the shareholding owned by it and withdrew from the Company's Shareholders' Register. Pursuant to the Charter of the Company, Mr. Dementienko A.V. forfeited the right to represent in the Supervisory Council the interests of the Company, which was no longer the shareholder of the Company.

I would also like to inform you that the CJSC CB "PrivatBank", which used to own the 23% shareholding in the Company, currently owns the shareholding of 0.3451%. The interests of the the CJSC CB "PrivatBank" in the Supervisory Council of the Company were represented by Mr. Novikov Timur Yuryevich, who at the same time was elected as the Chairman of the Supervisory Council of the Company.

Mr. Novikov T.Y. approached the Supervisory Council of the Company with the request to speak at the General Shareholders' Meeting on the suggestion on his discharge as the member and the Chairman of the Supervisory Council on his own initiative and due to great overload in the Bank.

Mr. Timshin Vitalyy Ivanovich also addressed the Supervisory Council of the Company with the request to discharge him as the member and the Deputy Chairman of the Supervisory Council due to the fact that AOZTY "Privat Inter Trading" has no shares of the Company and Mr. Ostanin Alexey Petrovish - with the request to discharge him as the member of the Supervisory Council on his own initiative.

In this regard, during the meeting of the Supervisory Council, which was held prior to the meeting, the former decided to make a suggestion to the General Shareholders' Meeting to abdicate its authorities and to nominate 4 candidates to the new composition of the Supervisory Council (7 members):

1. Dementiyenko A.V.
2. Novikov T.Y.
3. Timshin V.I.
4. Ostanin A.P.

The Presidium suggests the following to be discussed by the shareholders:

- To discharge the Supervisory Council consisting of A. Dementiyenko, T. Novikov, V. Timshin, A. Ostanin, S. Leonov, V. Deryshev and A. Buryak.

- To consider T. Novikov being discharged as the member and the Chairman of the Supervisory Council, V. Timshin - as the member and the Deputy Chairman of the Supervisory Council, and A. Ostanin, S. Leonov, V. Deryshev, A. Buryak and A. Dementiyenko - as the members of the Supervisory Council.

Do shareholders have any questions? Are there any comments with respect to the suggested candidates for the members of the Supervisory Council, and to the suggested candidate to be elected as the Head of the Supervisory Council?

No. Let's move on to the voting.

I ask the Returning Board to make balance of voting in the form of Minutes No. 7.

Resolved:

6.1. To discharge the Supervisory Council consisting of A. Dementiyenko, T. Novikov, V. Timshin, A. Ostanin, S. Leonov, V. Deryshev and A. Buryak.

6.2. To consider T. Novikov being discharged as the member and the Chairman of the Supervisory Council, V. Timshin - as the member and the Deputy Chairman of the Supervisory Council, and A. Ostanin, S. Leonov, V. Deryshev, A. Buryak and A. Dementiyenko - as the members of the Supervisory Council.

Voting results (Minutes No.7):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,603,674	votes	91.5752%
Voted "Against"	6,880	votes	0.0011%
"Abstained"	15,168	votes	0.0024%
Number of shareholders which did not participate in the voting	53,945,050	Votes	8.4213%

The decision is adopted by majority of votes.

Who vote "for" the election of Kuzmina Tatiana Romualdovna as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise", please vote by bulletin No. 8.

I ask the Returning Board to make balance of voting in the form of Minutes No. 8.

Resolved:

6.3. To elect Kuzmina Tatiana Romualdovna as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

Voting results (Minutes No.8):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,609,002	votes	91.5760%
Voted "Against"	0	votes	0.0000%
"Abstained"	6,920	votes	0.0011%
Number of shareholders which did not participate in the voting	53,954,850	Votes	8.4229%

The decision is adopted by majority of votes.

Who vote "for" the election of Pletenets Alexey Sergeyevich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise", please vote by bulletin No. 9.

I ask the Returning Board to make balance of voting in the form of Minutes No. 9.

Resolved:

6.4. To elect Pletenets Alexey Sergeyevich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

Voting results (Minutes No.9):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,606,882	votes	91.5757%
Voted "Against"	2,120	votes	0.0003%
"Abstained"	6,920	votes	0.0011%
Number of shareholders which did not participate in the voting	53,954,850	Votes	8.4229%

The decision is adopted by majority of votes.

Who vote "for" the election of Skryabin Igor Vladislavovich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise", please vote by bulletin No. 10.

I ask the Returning Board to make balance of voting in the form of Minutes No. 10.

Resolved:

6.5. To elect Skryabin Igor Vladislavovich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

Voting results (Minutes No.10):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,596,252	votes	91.5740%
Voted "Against"	2,690	votes	0.0004%
"Abstained"	14,880	votes	0.0023%
Number of shareholders which did not participate in the voting	53,956,950	Votes	8.4233%

The decision is adopted by majority of votes.

Who vote "for" the election of Kiperman Mikhail Yurievich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise", please vote by bulletin No. 11.

I ask the Returning Board to make balance of voting in the form of Minutes No. 11.

Resolved:

6.6. To elect Kiperman Mikhail Yurievich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

Voting results (Minutes No.11):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,589,592	votes	91.5730%
Voted "Against"	9,350	votes	0.0015%
"Abstained"	14,880	votes	0.0023%
Number of shareholders which did not participate in the voting	53,956,950	Votes	8.4232%

The decision is adopted by majority of votes.

Who vote "for" the election of Leonov Sergey Vladimirovich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise", please vote by bulletin No. 12.

I ask the Returning Board to make balance of voting in the form of Minutes No. 12.

Resolved:

6.7. To elect Leonov Sergey Vladimirovich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

Voting results (Minutes No.12):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,583,372	votes	91.5720%
Voted "Against"	11,250	votes	0.0018%
"Abstained"	19,200	votes	0.0030%
Number of shareholders which did not participate in the voting	53,956,950	Votes	8.4232%

The decision is adopted by majority of votes.

Who vote "for" the election of Derishev Viacheslav Vladimirovich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise", please vote by bulletin No. 13.

I ask the Returning Board to make balance of voting in the form of Minutes No. 13.

Resolved:

6.8. To elect Derishev Viacheslav Vladimirovich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

Voting results (Minutes No.13):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,583,372	votes	91.5720%
Voted "Against"	11,250	votes	0.0018%
"Abstained"	19,200	votes	0.0030%
Number of shareholders which did not participate in the voting	53,956,950	Votes	8.4232%

The decision is adopted by majority of votes.

Who vote "for" the election of Buriak Anatoliy Ivanovich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise", please vote by bulletin No. 14.

I ask the Returning Board to make balance of voting in the form of Minutes No. 14.

Resolved:

6.9. To elect Buriak Anatoliy Ivanovich as the member of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

Voting results (Minutes No.14):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,602,427	votes	91.5750%
Voted "Against"	1,520	votes	0.0002%
"Abstained"	9,875	votes	0.0015%
Number of shareholders which did not participate in the voting	53,956,950	Votes	8.4232%

The decision is adopted by majority of votes.

Who vote "for" the election of Kuzmina Tatiana Romualdovna as the Chairman of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise", please vote by bulletin No. 15.

I ask the Returning Board to make balance of voting in the form of Minutes No. 15.

Resolved:

6.10. To elect Kuzmina Tatiana Romualdovna as the Chairman of the Supervisory Council of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

Voting results (Minutes No.15):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,583,572	votes	91.5720%
Voted "Against"	11,250	votes	0.0018%
"Abstained"	9,200	votes	0.0014%
Number of shareholders which did not participate in the voting	53,966,750	Votes	8.4248%

The decision is adopted by majority of votes.

As a result, the new composition of the Supervisory Council of the Company is as follows:

1. T. Kuzmina – the Head of the Supervisory Council.

Members:

2. A. Pletenets
3. I. Skriabin
4. S. Leonov
5. V. Dereshev
6. M. Kiperman
7. A. Buriak.

ATTACHMENT 17

<u>We pass on to the 7th item of the Agenda.</u>

"Approval of major internal Regulations on the Company's activities."
The floor is given to the Head of Legal Department V.I. Popova.
(*The report is attached hereto in Appendix No. 6*)

<u>The Chairman of the Meeting:</u>

It is suggested to vote for the following draft decision on the seventh item of the Agenda:

- to introduce the amendments and supplements to the major Regulations on the Company's activities, such as: "On the Supervisory Council", "On the Management Board", "On the Audit Commission", "On the General Shareholders' Meeting", by adoption of new editions thereof.

<u>Voting results (Minutes No.16):</u>

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,593,302	votes	91.5735%
Voted "Against"	1,520	votes	0.0002%
"Abstained"	9,200	votes	0.0014%
Number of shareholders which did not participate in the voting	53,966,750	Votes	8.4249%

The decision is adopted by majority of votes.

<u>We pass on to the 8th item of the Agenda.</u>

"Introduction of amendments and supplements to the Charter of the Company."
The floor is given to the Head of Legal Department V.I. Popova.
(*The report is attached hereto in Appendix No. 6*)

<u>The Chairman of the Meeting:</u>
It is suggested to vote for the following draft decision on the eighth item of the Agenda:

- To approve the amendments and supplements to the Charter of the Company in its version attached in Appendix No. 6 to Protocol No. 8 of the General Shareholders' Meeting dated 16 May 2002 by adoption of new version thereof.

- To authorize Mr. Kravchenko P.A., the Chairman of the Management Board, to sign on behalf of the Company the said amendments and supplements to the Charter of the Company in its version attached in Appendix No. 6 to Protocol No. 8 of the General Shareholders' Meeting dated 16 May 2002.

- To authorize the Management Board to manage the state registration of the said amendments and supplements to the Charter of the Company in its version attached in Appendix No. 6 to Protocol No. 8 of the General Shareholders' Meeting dated 16 May 2002 as provided by the applicable legislation of Ukraine.

Are there any objections to the suggested draft decision?

I remind you that the resolution on introduction of amendments to the Charter of the Company shall be adopted by the qualified majority of votes – ¾ votes of the shareholders, who are present at the Meeting.

ATTACHMENT 17

I put to the vote.

Who vote "for" the resolution on the eighth item of the Agenda in version proposed by the Management Board, please vote by bulletin No. 17.

I ask the Returning Board to make balance of voting in the form of Minutes No. 17.

Resolved:

8.1. To approve the amendments and supplements to the Charter of the Company in its version attached in Appendix No. 6 to Protocol No. 8 of the General Shareholders' Meeting dated 16 May 2002 by adoption of new version thereof.

8.2. To authorize Mr. Kravchenko P.A., the Chairman of the Management Board, to sign on behalf of the Company the said amendments and supplements to the Charter of the Company in its version attached in Appendix No. 6 to Protocol No. 8 of the General Shareholders' Meeting dated 16 May 2002.

8.3. To authorize the Management Board to manage the state registration of the said amendments and supplements to the Charter of the Company in its version attached in Appendix No. 6 to Protocol No. 8 of the General Shareholders' Meeting dated 16 May 2002 as provided by the applicable legislation of Ukraine.

Voting results (Minutes No.17):

Number of shareholders' votes participating in the voting	640,570,772	votes	100.0000%
Voted "For"	586,598,142	votes	91.5743%
Voted "Against"	520	votes	0.0001%
"Abstained"	4,360	votes	0.0007%
Number of shareholders which did not participate in the voting	53,967,750	Votes	8.4249%

The decision is adopted by majority of votes.

Timshin V. I.:

Dear Shareholders!
We have considered all the issues on the Agenda and approved the respective decisions thereon. The results of the meeting will be drawn up in the form of the Protocol, having its integral part Minutes of the Registration Commission and the Returning Board. As well as Appendices No. 1-6.

Does anyone have any comments as to the conduct of the meeting?

Thank you for the attention.
I announce the General Shareholders' Meeting of the OJSC "Marganetsky Ore Mining and Processing Enterprise" to be closed.

Chairman of the Meeting [signature] /V.I. Timshin/

Secretary of the Meeting [signature] /O.M. Vitko/

16 May 2002
Marganets

ATTACHMENT 18

[Translation from Ukrainian]

[Published in *Investgazeta* newspaper No. 6 (227) dated 15 – 21 February 2000]

THE OPEN JOINT STOCK COMPANY "MARGANETSKY ORE MINING AND PROCESSING ENTERPRISE"

The Management Board of the OJSC hereby notifies that the General Shareholders' Meeting will be held on 14 April 2000.

The meeting shall start its work at 11:00 a.m. at the following address: Palace of Culture of Miners, 1 Lenin Square, Marganets.

Agenda:

1. Report of the Management Board on the results of the Company's business activities in 1999.
2. Report-Conclusion of the Audit Commission on the financial and business activities of the Company in 1999.
3. Approval of the annual report, balance sheet and profit distribution for 1999.
4. Approval of the major planned indicators and the budget for 2000.
5. Liquidation and establishment of subsidiaries.
6. On writing-off the fixed assets.

The participants of the meeting will be registered on 14 April 2000 from 8:00 a.m. until 10:30 a.m.

Management Board of the OJSC.

ATTACHMENT 18

[Translation from Ukrainian]

[Published in *Shakhtar Margantsya* newspaper No. 15 (9533) dated 26 February 2000]

To the attention of shareholders
of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

Regular General Shareholders' Meeting will be held on 14 April 2000 at 11:00 a.m. at the following address: Palace of Culture of Miners, 1 Lenin Square, Marganets

Agenda:

1. Report of the Management Board on the results of the Company's business activities in 1999.

2. Report-Conclusion of the Audit Commission on the financial and business activities of the Company in 1999.

3. Approval of the annual report, balance sheet and profit distribution for 1999.

4. Approval of the major planned indicators and the budget for 2000.

5. Liquidation and establishment of subsidiaries.

6. On writing-off the fixed assets.

The participants of the meeting will be registered on 14 April 2000 from 8:00 a.m. until 10:30 a.m.

Management Board of the OJSC "Marganetsky Ore Mining and Processing Enterprise".

ATTACHMENT 18

[Translation from Ukrainian]

[Published in *Shakhtar Margantsya* newspaper No. 24 (9542) dated 29 March 2000]

To the attention of shareholders
of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

Article 7 "On the increase of the charter fund of the Company" is introduced to the agenda of the General Shareholders' Meeting to be held on 14 April 2000 (see *"Shakhtar Margantsya"* newspaper dated 26 February 2000).

The charter fund shall be increased for the purposes of attraction of investments for further technical and social development of the enterprise via additional issuance of the shares of existing nominal value. The shares shall be distributed in the manner specified by the General Shareholders' Meeting.

The volume of the additional issuance of the shares shall amount to UAH 108,312,800.

Type and category of securities: common registered shares.

The additional issuance of the shares shall amount to 433,251,200 shares. Nominal value shall be equal to UAH 0.25. The shares shall be issued in a documentary form.

The shareholders shall have the right to acquire the shares of the additional issuance.

Draft of amendments to the charter related to with increase of the charter fund:

Paragraphs 4.1., and 4.2. of Article 4 shall be read as follows:

"4.1. The charter fund of the Company shall amount to one hundred sixty two million four hundred sixty nine thousand two hundred hryvnias (UAH 162,469,200).

4.2. The charter fund shall be divided into six hundred forty nine million eight hundred seventy six thousand eight hundred (649,876,800) common registered shares, each having nominal value of twenty five (25) kopecks."

Complete information on the increase of the charter fund shall be published after approval by the State Securities Commission.

ATTACHMENT 18

[Translation from Ukrainian]

[Published in *Golos Ukrainy* newspaper No. 1 (2501) dated 3 January 2001]

To the attention of shareholders of
THE OJSC "Marganetsky Ore Mining and Processing Enterprise"

The agenda of the general shareholders' meeting to be held on 12 January 2001 shall be supplemented with item 4 "On the increase of the charter fund of the Company".

The charter fund shall be increased for purposes of attraction of investments for further technical and social development of the Company.

The increase of the charter fund shall be carried out via additional issuance of shares of existing nominal value. The shares shall be distributed in the manner specified by the general shareholders' meeting.

The volume of the additional issuance of the shares shall amount to UAH 108,312,800.

Type and category of securities: common registered shares.

The additional issuance of the shares shall amount to 433,251,200 shares. Nominal value shall be equal to UAH 0.25. The shares shall be issued in a documentary form.

The rights of shareholders – the shareholders shall have the right to acquire the shares of the additional issuance.

Draft of amendments to the charter related to the increase of the charter fund:

Paragraphs 4.1., and 4.2. of Article 4 shall be read as follows:

"4.1. The charter fund of the Company shall amount to one hundred sixty two million four hundred sixty nine thousand two hundred hryvnias (UAH 162,469,200).

4.2. The charter fund shall be divided into six hundred forty nine million eight hundred seventy six thousand eight hundred (649,876,800) common registered shares, each having nominal value of twenty five (25) kopecks."

Complete information on the increase of the charter fund shall be published for the approval by the State Securities Commission.

Management Board of the OJSC

ATTACHMENT 18

[Translation from Ukrainian]

[Published in *Invest Gazeta* newspaper No. 46 (267) dated 21-27 November 2000]

OPEN JOINT STOCK COMPANY "MARGANETSKY ORE MINING AND PROCESSING ENTERPRISE"

The Management Board of the OJSC hereby notifies that the general shareholders' meeting will be held on 12 January 2001.

The meeting shall start its work at 12:00 a.m. at the following address: Palace of Culture of Miners, 1 Lenin Square, Marganets.

Agenda:

1. Replacement of a registrar of owners of registered securities of the Company.

2. Amendments and supplements to the constituent documents of the Company.

3. Establishment of subsidiaries.

The participants of the meeting will be registered on 12 January 2001 from 8:00 a.m. until 11:30 a.m. at the location of the meeting.

Additional information shall be provided at the following number: 2-20-52.

Management Board of the OJSC.

ATTACHMENT 18

[Translation from Ukrainian]

[Published in *Shakhtar Margantsya* newspaper No. 92 (9610) dated 22 November 2000]

TO THE ATTENTION OF SHAREHOLDERS OF THE OPEN JOINT STOCK COMPANY "MARGANETSKY ORE MINING AND PROCESSING ENTERPRISE"

The Management Board of the OJSC hereby notifies that the general shareholders' meeting will be held on 12 January 2001.

The meeting shall start its work at 12:00 a.m. at the following address: Palace of Culture of Miners, 1 Lenin Square, Marganets.

Agenda:

1. Replacement of a registrar of owners of registered securities of the Company.

2. Amendments and supplements to the constituent documents of the Company.

3. Establishment of subsidiaries.

The participants of the meeting will be registered on 12 January 2001 from 8:00 a.m. until 11:30 a.m. at the location of the meeting.

Additional information shall be provided at the following number: 2-20-52.

Management Board of the OJSC
"Marganetsky Ore Mining and Processing Enterprise".

ATTACHMENT 18

[Translation from Ukrainian]

[Published in *Shakhtar Margantsya* newspaper dated 14 April 2001]

TO THE ATTENTION OF SHAREHOLDERS OF THE OJSC "MGZK"

The Management Board of the OJSC "Marganetsky Ore Mining and Processing Enterprise" hereby notifies that the general shareholders' meeting will be held on 8 June 2001.

The meeting shall start its work at 12:00 a.m. at the following address: Palace of Culture of Miners, 1 Lenin Square, Marganets.

Agenda:

1. Report of the Management Board on the result of economic activities of the Company in 2000.

2. Report of the Audit Commission on the financial-economic activities of the Company in 2000.

3. Approval of an annual report, balance sheet and distribution of profit for 2000.

4. Approval of the basic indicators and budget for 2001.

5. On Amendments to the Charter of the Company.

The registration of participants shall be carried out on 8 June 2001 from 8:00 a.m. until 11:30 a.m. at the location of the meeting.

Additional information shall be provided at the following number: 2-20-52.

ATTACHMENT 18

[Translation from Ukrainian]

[Published in *Invest Gazeta* newspaper No. 16 (288) dated 17-23 April 2001]

Open Joint Stock Company
"Marganetsky Ore Mining and Processing Enterprise"

The Management Board of the OJSC hereby notifies that the general shareholders' meeting will be held on 8 June 2001.

The meeting shall start its work at 12:00 a.m. at the following address: Palace of Culture of Miners, 1 Lenin Square, Marganets.

Agenda:

1. Report of the Management Board on the result of economic activities of the Company in 2000.

2. Report of the Audit Commission on the financial-economic activities of the Company in 2000.

3. Approval of an annual report, balance sheet and distribution of profit for 2000.

4. Approval of the basic indicators and budget for 2001.

5. On Amendments to the Charter of the Company.

The registration of participants shall be carried out on 8 June 2001 from 8:00 a.m. until 11:30 a.m. at the location of the meeting.

Additional information shall be provided at the following number: 2-20-52.

Management Board of OJSC

ATTACHMENT 19

[Translation from the Ukrainian language]

[Letterhead of "COWPERWOOD" CONSULTING GROUP]

COWPERWOOD
AUDITING FIRM

ATTACHMENT 19

[Letterhead of "COWPERWOOD" Ltd. Auditing Firm]

To the Chairman of the
Management Board
of OJSC "Marganetsky Ore
Mining and Processing
Enterprise"
Mr. Kravchenko, P. O.

Auditor's Conclusion
of
independent auditing firm "COWPERWOOD" on the authenticity of financial reports of Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" and its financial position as of 31.12.2000

The city of Dnipropetrovs   1 March 2001

The audit of the financial reports of OJSC "Marganetsky Ore Mining and Processing Enterprise" (Addenda 1, 2, 3, 4 and 5) was carried out by Limited Liability Company Auditing Firm "COWPERWOOD" (certificate No. 0031 on the entry to the Register of the subjects of auditing activities issued according to Resolution No. 98 of the Audit Chamber of Ukraine, dated 26.01.2001), located at: 15-a Hohol Street, Dnipropetrovsk, 49044, tel./fax: 47-83-98, 37-19-76, pursuant to agreement No. 24 on the rendering audit services between LLC AF "COWPERWOOD" and OJSC "Marganetsky Ore Mining and Processing Enterprise", dated 11 July 2000.

The following persons were involved to carrying out audit: the auditor Halasiuk, Valeriy Victorovych (the certificate of the auditor under series A No. 000067, issued according to Resolution No. 8 of the Audit Chamber of Ukraine (the "ACU"), dated 23 December 1993, extended according to Resolution No. 61 of the ACU, dated 18.12.97, and valid until 18.12.2002), the auditor Konovalova, Olena Olexandrivna (the certificate of the auditor under series A No. 002258, issued according to Resolution No. 10 of the ACU, dated 24 May 1995, extended according to Resolution No. 76 of the ACU, dated 26.03.1999, and valid until 26.03.2004), the auditor Nikitin, Mykola Yukhimovich (the certificate of the auditor under series A No. 003547, issued according to Resolution No. 72 of the ACU, dated 03.12.98, and valid until 03.12.2003), the accountant and expert, Shavkun, Olena Romanivna, the accountant and expert Khovstenko, Serhiy Hryhorovych, and the economist and analyst Shymanska, Yulia Olexandrivna.

Audit was carried out in the city of Marganets and the city of Dnipropetrovsk from 11 October 2000 until 1 March 2001 pursuant to Resolution No. 5 of the State Commission on Securities and the Stock Market of Ukraine, dated 25.01.2001, the National Standards of Audit in Ukraine, Law of Ukraine "On Bookkeeping and Accounting and Financial Reports in Ukraine" No. 996-XIV, dated 16.07.99, the National Rules (Standards) of Bookkeeping and Accounting and other legislative acts.

For the purposes of audit examination, information on the financial and business activities of OJSC "Marganetsky Ore Mining and Processing Enterprise" for the period from 01.01.2000 to 31.12.2000 was provided.

ATTACHMENT 19

The management of OJSC "Marganetsky Ore Mining and Processing Enterprise" shall be liable for completeness and authenticity of information provided to the auditors. We undertake to prepare the conclusion based on the as results of the audit examination.

We planned and carried out audit pursuant to the national audit standards in such a way to disclose considerable mistakes and violations which may affect information set forth in the financial reports. Using tests, the auditors examined information confirming figures in the financial reports. In the course of the audit examination, the bookkeeping and accounting principles used by the enterprise, reality of existence and correctness of evaluation of the assets, equity capital and liabilities were considered.

We believe that we obtained sufficient evidences of the fact that financial reports do not contain considerably untrue information.

As result of the audit carried out, the following details were determined:

Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" (OJSC "MGZK"); EDRPOU code 00190911; location at: 62 Radyanska Street, Marganets, 53400; OJSC "MGZK" was registered on 3 March 1998 under Resolution No. 117-p of the Executive Committee of Marganets City Council of People's Deputies of Dnipropetrovsk Oblast.

The basic types of activities of OJSC "Marganetsky Ore Mining and Processing Enterprise" include production and sale of manganese ore. The company's founder is the State Property Fund of Ukraine, which has no share in the charter fund of the Company as of 31.12.2000. No amendments to the charter of OJSC "Marganetsky Ore Mining and Processing Enterprise" were made in 2000.

During 2000, the accounting policy of OJSC "Marganetsky Ore Mining and Processing Enterprise" was changed due to the introduction of the Rules (Standards) of Bookkeeping and Accounting ("RSBA"), and the Plan of accounts of bookkeeping and accounting of assets, capital, liabilities, and business transactions of enterprises and organizations approved by Order No. 291 of the Ministry of Finance of Ukraine, dated 30.11.99. Changes in the bookkeeping and accounting policy in respect of accounting of fixed assets and expenses on repair thereof; low value and non-working assets, re-evaluation of fixed assets and working assets had the most significant influence on the financial results within the reported period.

The enterprise did not carry out inventory recording of accounts receivable as to payments and obligations. Since, the activities aimed at formation of mechanism of monitoring of changes of reasonable value of the objects of non-working assets are at the initial stage, we are not confident as to correctness of evaluation of such group of assets.

In connection with the fact that the issues of accounting of separate articles of equity capital are not regulated by legislation, we do not have opportunity to work our opinion as to adequacy of reflection of other additional capital in the financial reports.

To our opinion, the restrictions referred to above do not have significant influence on information disclosed by OJSC "Marganetsky Ore Mining and Processing Enterprise" in the financial reports of the enterprise and in the assessment of its financial position.

Except for such restrictions, on the basis of audit procedures completed, we consider it possible to confirm that the assets, liabilities and equity capital set forth in the financial reports are specified, classified and evaluated as a whole pursuant to RSBA; financial results of the activities of OJSC "Marganetsky Ore Mining and Processing Enterprise" set forth in the financial reports are true and are reflected pursuant to the requirements of RSBA; data of

separate forms of the reports fit each other; the financial reports were drawn up pursuant to the requirements of the Law of Ukraine "On Bookkeeping and Accounting and Financial Reports in Ukraine" No. 996-XIV, dated 16.07.99, and the Rules (Standards) of Bookkeeping and Accounting on the basis of true bookkeeping and accounting data and appropriately reflect the actual financial position of OJSC "Marganetsky Ore Mining and Processing Enterprise" as of 31.12.2000 according to the results of transactions for the period from 01.01.2000 to 31.12.2000.

On the basis of accounting data received, indicators of the financial position of OJSC "Marganetsky Ore Mining and Processing Enterprise" were analyzed.

Creditworthiness of the OJSC "Marganetsky Ore Mining and Processing Enterprise" is limited for covering the most urgent obligations. The analysis of creditworthiness of the enterprise proved that the level of creditworthiness of the enterprise during 2000 raised, which is evidenced by dynamics of creditworthiness factors. Value of the factor of absolute liquidity changed during 2000 and amounted to 0.08 as of 01.01.2000, and 0 as of 31.12.2000. The value of the factor of the total liquidity changed from 4.67 as of 01.01.2000 into 2.44 as of 31.12.2000.

The OJSC "Marganetsky Ore Mining and Processing Enterprise" is financially independent from the sources of financing engaged. The analysis of financial independence of the enterprise from the sources of financing engaged allows to come to conclusion in respect of considerable enhancement of the level of financial independence of the OJSC "Marganetsky Ore Mining and Processing Enterprise" during the period analyzed. Consequently, the value of independence factor as of 01.01.2000 amounted to 0.55, as of 31.12.2000 – 0.73; the value of the factor of covering obligations with own capital as of the beginning of 2000 amounted to 1.42 and 3.41 at the end of the year.

The activities of the enterprise during 2000 was profitable. General financial position of the OJSC "Marganetsky Ore Mining and Processing Enterprise" as of 31.12.2000 we estimate as stable.

General Director [signature] Halasiuk, V.V.
Auditor [signature] Konovalova, O. O.
[seal]
(Auditor certificate of Series A No. 002258)

ATTACHMENT 19

Addendum 1 to the
Auditor's conclusion

	CODES		
Date (year, month, day)			01
EDRPOU code	00190911		
KOATUU code	054		
KFV code	20		
SPODU code	06024		
ZKGNG code	12120		
KVED code	12120		
Controlling amount			

Enterprise: OJSC "Marganetsky GZK"
Territory: Ukraine
Ownership form: Collective
State authority:
Area (type of activities): Industry
Measuring unit: UAH thousand
Address: 62 Radyanska St., Marganets,

General Director [signature] Halasiuk, V.V.
LLC AF "COWPERWOOD"
Auditor [signature] Konovalova, O. O.
[seal]

BALANCE SHEET
As of 31 December 2000

Form No.1 DKUD code 1801001

Asset	Account number	At the beginning of year	At the end of reporting period
1	2	3	4
1. Non-working assets			
Intangible assets:			
residual value	010	106.00	74.00
initial value	011	454.00	370.00
depreciation	012	348.00	296.00
Uncompleted construction	020	33,001.00	22,208.00
Fixed assets: residual value	030	300,082.00	273,613.00
initial value	031	776,848.00	748,379.00
depreciation	032	476,766.00	474,766.00
Long-term financial investments: accounted using the method of participation in the capital of other enterprises	040		
Other financial investments	045	2,683.00	2,683.00
Long-term accounts receivable	050	4,497.00	14.00
Deferred tax assets	060		
Other non-working assets	070		
TOTAL under section I	**080**	**340,369.00**	**298,592.00**
II. Working assets			
Reserves: production reserves	100	15,376.00	20,068.00

breeding animals	110	182.00	
uncompleted construction	120	6,865.00	1,663.00
finished products	130	7,909.00	2,132.00
goods	140	274.00	479.00
Received promissory notes	150	16,730.00	551.00
Accounts receivable for goods, works, services			
Net selling value	160	15,921.00	64,886.00
Initial value	161	15,921.00	64,886.00
Reserve of doubtful debts	162		
Accounts receivable under settlements: with budget	170	3,979.00	23,057.00
on granted advance payments	180	142,211.00	29,047.00
on accrued revenues	190		
from internal settlements	200		
Other current accounts receivable	210	857.00	968.00
Current financial investments	220	412.00	50.00
Cash and cash equivalents: National currency	230	3,819.00	87.00
Foreign currency	240		
Other working assets	250	161.00	344.00
TOTAL under section II	**260**	**214,696.00**	**143,332.00**
III. Future expenses	**270**	**166.00**	**10.00**
Balance	**280**	**555,231.00**	**441,934.00**

Liabilities	**Account number**	**At the beginning of year**	**At the end of year**
1	2	3	4
I. Equity capital			
Charter capital	300	54,156.00	54,156.00
Share capital	310		
Additionally contributed capital	320		
Other additional capital	330	273,873.00	280,545.00
Reserve capital	340		
Undistributed profit (uncovered loss)	350	-24,939.00	-12,902.00
Unpaid capital	360		
Withdrawn capital	370		
TOTAL under section I	**380**	**303,090.00**	**321,799.00**
II. Security for Further Expenses and Payments			
Payments to personnel security	400	5.00	25.00
Other security	410		
Target financing	420	35,137.00	23,854.00
TOTAL under section II	**430**	**35,142.00**	**23,879.00**
III. Long-term liabilities			
Long-term bank loans	440	124,300.00	
Other long-term financial liabilities	450	700.00	
Deferred tax liabilities	460		
Other long-term liabilities	470	42,676.00	35,571.00
TOTAL under section III	480	167,676.00	35,571.00
IV. Current liabilities			
Short-term bank loans	500	1,186.00	44.00
Current indebtedness for long-term liabilities	510	355.00	355.00
Issued promissory notes	520	281.00	3.00
Accounts payable for goods, works, services	530	11,749.00	42,251.00
Current liabilities under settlements:			
on granted advance payments	540	80.00	2,191.00

ATTACHMENT 19

with budget	550	5,965.00	2,463.00
with off-budget payments	560	1,231.00	126.00
for insurance	570	1,166.00	501.00
for labor remuneration	580	2,587.00	1,939.00
with participants	590		
Internal settlements	600	89.0	
Other current liabilities	610	21,319.00	8,905.00
TOTAL under section IV	**620**	**46,008.00**	**58,778.00**
V. Future income	**630**	**3,315.00**	**1,907.00**
Balance	**640**	**555,231.00**	**441,934.00**

Director ____________________

Chief Accountant ____________________

Addendum 2 to the
Auditor's conclusion

		CODES
	Date (year, month, day)	01
Enterprise: <u>**OJSC "Marganetsky GZK"**</u>	**EDRPOU code**	00190911
Territory: **Ukraine**	**KOATUU code**	054
Ownership form: **Collective**	**KFV code**	20
State authority:	**SPODU code**	06024
Area (type of activities): **Industry**	**ZKGNG code**	12120
Measuring unit: **UAH thousand**	**KVED code**	
	Controlling amount	

General Director [signature] Halasiuk, V.V.
LLC AF "COWPERWOOD"
Auditor [signature] Konovalova, O. O.
[seal]

ATTACHMENT 19

2000 FINANCIAL RESULTS REPORT

Form No.2 DKUD 1801003

I. FINANCIAL RESULTS

Account	Account number	For reported period	For previous period
1	2	3	4
Sales income (proceeds) (goods, works, services)	010	433,515.00	100,349.00
Value added tax	015	28,850.00	16,355.00
Excise tax	020		
	025		
Other income allocations	030	4,307.00	
Net sales income (proceeds) (goods, works, services)	035	400,358.00	83,994.00
Prime cost of products sold (goods, works, services)	040	366,703.00	67,042.00
Gross: income	050	33,655.00	16,952.00
loss	055		
Other working income	060	11,517.00	8,870.00
Administrative expenses	070	9,854.00	22,881.00
Sales expenses	080	4,907.00	1,493.00
Other working expenses	090	19,116.00	16,314.00
Financial results from operating activity: income	100	11,295.00	
loss	105		14,866.00
Interest income	110		
Other financial income	120	2,164.00	
Other income	130	41,195.00	7,437.00
Financial expenses	140	552.00	4.00
Interest losses	150		
Other expenses	160	42,065.00	
Financial results from ordinary activity before taxation: income	170	12,037.00	
loss	175		7,433.00
Income from ordinary activity tax	180		
Financial results from ordinary activity before taxation: income	190	12,037.00	
loss	195		7,433.00
Extraordinary: income	200		
expenses	205		
Extraordinary income tax	210		
Minority share	215		
Net: income	220	12,037.00	
loss	225		7,433.00

ATTACHMENT 19

II. ELEMENTS OF WORKING EXPENSES

Account	Account number	For reported period	For previous period
1	2	3	4
Material costs	230	309,527.00	38,067.00
Costs for salaries	240	32,302.00	15,935.00
Social payments	250	11,229.00	5,919.00
Depreciation cost	260	24,464.00	17,998.00
Other working costs	270	12,079.00	16,124.00
TOTAL	280	389,601.00	94,043.00

III. INDICES CALCULATION

Account	Account number	For reported period	For previous period
1	2	3	4
Average annual number of common shares	300	216,625,600.00	216,625,600.00
Corrected average annual number of common shares	310	216,625,600.00	216,625,600.00
Net income per each common share (UAH)	320	0.000056	0.000056
Corrected net income per each common share (UAH)	330	0.000056	
Dividends per each common share (UAH)	340		

Director ____________________

Chief Accountant ____________________

ATTACHMENT 19

Addendum 3 to the
Auditors' conclusions

	CODES
Form No. 3 under DKUD	1801004
Date (year, month, day)	01
EDRPOU code	00190911
KOATUU code	054
KFV code	20
SPODU code	06024
ZKGNG code	12120
KVED code	
Controlling amount	

Enterprise: **<u>OJSC "Marganetsky GZK"</u>**
Territory: **Ukraine**
Ownership form: **Collective**
State authority:
Area (type of activities): **Industry**
Measuring unit: **UAH thousand**

General Director [signature] Halasiuk, V.V.
LLC AF "COWPERWOOD"
Auditor [signature] Konovalova, O. O.
[seal]

ATTACHMENT 19

2000 CASH FLOW REPORT

Form No.3 DKUD Code 1801004

Account	Row code	For reported period		For previous period	
		Credit	Debit	Credit	Debit
1	2	3	4	5	6
I. Cash flow as a result of operating activity					
Profit (loss) from ordinary activity before taxation	010	12,037.0			7,433.0
Adjustments for: depreciation of non-working assets	020	24,464.0		17,998.0	
Decrease (increase) of security	030				
Loss (profit) from unsold currency difference	040		864.0		67.0
Loss (profit) from non-operating activity	050	42,065.0	42,495.0		7,370.0
Expenses for payment of interest	060	552.0		4.0	
Profit (loss) from operating activity prior to changes in net current assets	070	35,759.0		3,132.0	
Increase (decrease): working assets	080		474,909.0	14,290.0	162,908.0
Future expenses	090	156.0			12.0
Increase (decrease): Current liabilities	100	437,269.0		1,856.0	79,633.0
Future profit	110		1,408.0	60.0	
Cash from operating activity	120		3,133.0		223,215.0
Paid: interest	130		511.0		4.0
Profit taxes	140				
Net cash flow prior to extraordinary events	150		3,644.0		223,219.0
Cash flow from operating events	160				
Net cash flow from operating activity	170		3,644.0		223,219.0
II. Cash flow as a result of investment activity					
Sale: Financial investments	180				
Non-working assets	190			48.0	
Property complexes	200				
Received: interest	210				
dividends	220				
Other income	230				
Purchase: Financial investments	240				
Non-working assets	250		104.0		
Property complexes	260				
Other payments	270				
Net cash flow prior to extraordinary events	280		104.0	48.0	
Cash flow from extraordinary events	290				
Net cash flow from investment activity	300		104.0	48.0	
III. Cash flow as a result of financial					

ATTACHMENT 19

activity					
Own capital income	310				
Received loans	320	1,201.0			
Other income	330	3.0		219,003.0	
Repayment of loans	340		1,188.0		
Paid dividends	350				
Other payments	360				
Net cash flow prior to extraordinary events	370	16.0		219,003.0	
Cash flow from extraordinary events	380				
Net cash flow from financial activity	390	16.0		219,003.0	
Net cash flow for reported period	400		3,732.0		4,168.0
Balance at the beginning of year	410	3,819.0		7,978.0	
Influence of currency rates changes on balance of funds	420				
Balance at the end of year	430	87.0		3,810.0	

Director ____________________

Chief Accountant ____________________

ATTACHMENT 19

Addendum 4 to the
Auditor's conclusion

		CODES	
	Date (year, month, day)		01
Enterprise: <u>OJSC "Marganetsky GZK"</u>	**EDRPOU code**	00190911	
Territory: <u>Ukraine</u>	**KOATUU code**	054	
Ownership form: <u>Collective</u>	**KFV code**	20	
State authority:	**SPODU code**	06024	
Area (type of activities): <u>Industry</u>	**ZKGNG code**	12120	
Measuring unit: <u>UAH thousand</u>	**KVED code**		
	Controlling amount		

General Director [signature] Halasiuk, V.V.
LLC AF "COWPERWOOD"
Auditor [signature] Konovalova, O. O.
[seal]

ATTACHMENT 19

2000 Own Capital Report

Form No.4 DKUD Code 1801005

Account	Code	Charter capital	Share capital	Additionally invested capital	Other additional capital	Reserve capital	Undivided profit	Unpaid capital	Withdrawn capital	TOTAL
1	2	3	4	5	6	7	8	9	10	11
Balance at the beginning of year	010	54,156.0			284,861.0		-64,469.0			276,548.0
Adjustment:										
Change of accounting policy	020									
Correction of errors	030				-10,988.0		37,530.0			26,542.0
Other changes	040									
Balance adjusted at the beginning of year	050	54,156.0			273,873.0		-24,939.0			303,090.0
Revaluation of assets:										
Additional valuation of fixed assets	060				6,740.0					6,740.0
Allowance of fixed assets	070									
Additional valuation of uncompleted construction	080									
Allowance of										

Account	Code	Charter capital	Share capital	Additionally invested capital	Other additional capital	Reserve capital	Undivided profit	Unpaid capital	Withdrawn capital	TOTAL
1	2	3	4	5	6	7	8	9	10	11
uncompleted construction	090									
Allowance of uncompleted construction	100									
Allowance of intangible assets	110									
	120									
Net income (loss) for reported period	130						12,037.0			12,037.0
Revenue sharing: Payments to owners (dividends)	140									
Income allocation to charter capital	150									
Allocation to reserve capital	160									
	170									
Participants' contributions: contributions to capital	180									
Repayment of indebtedness from capital	190									
	200									
Withdrawal of										

ATTACHMENT 19

Account	Code	Charter capital	Share capital	Additionally invested capital	Other additional capital	Reserve capital	Undivided profit	Unpaid capital	Withdrawn capital	TOTAL
1	2	3	4	5	6	7	8	9	10	11
capital: redemption of shares	210									
Resale of bought out shares	220									
Annulment of bought out shares	230									
Withdrawal if the participation interest from the capital	240									
Decrease of nominal share value	250									
Other changes in capital: Outstanding losses write-off	260									
Assets received free of charge	270				-68.0					-68.0
	280									
TOTAL changes in capital	290				6,672.0		12,037.0			18,709.0
Balance at the end of year	300	54,156.0			280,545.0		-12,902.0			321,799.0

Director ____________________

Chief Accountant ____________________

ATTACHMENT 19

Addendum 5 to the
Auditor's conclusion

		CODES	
Date (year, month, day)			01
Enterprise: <u>OJSC "Marganetsky GZK"</u>	**EDRPOU code**	00190911	
Territory: <u>Ukraine</u>	**SPATO code**	054	
Ownership form: <u>Collective</u>	**KFV code**	20	
State authority:	**SPODU code**	06024	
Area (type of activities): <u>Industry</u>	**ZKGNG code**	12120	
Measuring unit: <u>UAH thousand</u>	**KVED code**		
	Controlling amount		

General Director [signature] Halasiuk, V.V.
LLC AF "COWPERWOOD"
Auditor [signature] Konovalova, O. O.
[seal]

ATTACHMENT 19

2000 NOTES TO ANNUAL FINANCIAL STATEMENT

Form No. 5 Code under DKUD 1801008

I. Intangible assets

Groups of intangible assets	Account code	Amount of balance as of the beginning of year		Received per year	Reevaluation (plus-evaluation, minus-evaluation)		Replaced per year		Accrued depreciation per year	Losses on decrease of useful life per year	Other changes per year		Amount of balance at the end of year	
		original cost	waste		of original cost	of waste	original cost (re-evaluated value)	Tear and wear			original cost	waste	original cost	waste
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Natural resources use rights	010	11.0	2.0						2.0				11.0	4.0
Property use rights	020													
Rights to trademarks	030	434.0	340.0				81.0	80.0	26.0				353.0	286.0
Industrial property titles	040													
Copyright and contiguous rights	050													
Goodwill	060													
Other intangible assets	070	9.0	6.0				3.0	1.0	1.0				6.0	6.0
TOTAL	**080**	**454.0**	**348.0**				**84.0**	**81.0**	**29.0**				**370.0**	**296.0**

Column 14 account 080	cost of intangible assets, subject to any restrictions of title	(081)
	cost of pledged intangible assets	(082)
	cost of intangible assets created by the company	(083)
Column 5 account 080	cost of intangible assets, received on appointments	(084)

ATTACHMENT 19

II. Fixed assets

...s of fixed ...ssets	Account number	Amount of balance as of the beginning of year: original cost (re-evaluation)	Amount of balance as of the beginning of year: tear and wear	Received per year	Reevaluation (plus-evaluation, minus-evaluation): of original cost (re-evaluation	Reevaluation (plus-evaluation, minus-evaluation): of tear and wear	Replaced per year: original cost (re-evaluation)	Replaced per year: tear and wear	Accrued depreciation per year	Losses on decrease of useful life per year	Other changes per year: original cost (re-evaluation)	Other changes per year: tear and wear	Amount of balance at the end of year: original cost (re-evaluation)	Amount of balance at the end of year: tear and wear	including: received under financial lease: original cost (re-evaluation)	including: received under financial lease: tear and wear	including: transferred into operative lease: original cost (re-evaluation)	including: transferred into operative lease: tear and wear
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
...ots	100																	
... expenses ... land ...ement	110																	
...gs and ...s	120	499,960.0	276,671.0	464.0	5,130.0		40,009.0	22,537.0	9,565.0				465,545.0	263,699.0			3,156.0	2,029.0
...ery and ...ent	130	252,122.0	182,185.0	2,344.0	1,443.0		6,769.0	5,958.0	10,047.0				249,140.0	186,274.0			491.0	366.0
...rt	140	23,762.0	17,324.0	384.0	159.0		1,360.0	1,337.0	1,056.0				22,945.0	17,043.0			534.0	394.0
...ents, ... and ...ry ...re)	150	978.0	561.0	133.0	8.0		58.0	57.0	79.0				1,061.0	583.0			1.0	1.0
...t	160																	
...als	170	2.0	1.0										2.0	1.0				
...xed assets	180																	
... stocks	190	24.0	24.0	5.0					4.0				29.0	28.0				
...lue capital ... assets	200			2,044.0			2,529.0	2,529.0	3,684.0		10,142.0	5,983.0	9,657.0	7,138.0				
...ary (non- ...cilities	210																	
... resources	220																	
...ry ...er	230																	
...items	240																	

capital assets	250																	
	260	776,848.0	476,766.0	5,374.0	6,740.0		50,725.0	32,418.0	24,435.0		10,142.0	5,983.0	748,379.0	474,766.0			4,182.0	2,780.0

column 14 account 260	cost of fixed assets, subject to certain restrictions of title, envisaged by the legislation	(261)
	cost of pledged fixed assets	(262)
	residual cost of fixed assets, which are currently not in use (reconstruction, conservation etc.)	(263) 23,145.0
	residual cost of fixed assets, redeemed for sale	(264)
	original cost of fully depreciated fixed assets	(265) 52,438.0
column 5 account 260	cost of fixed assets, purchased on appointments	(266)
	cost of fixed assets under operative lease	(267) 2,066.0

III. Capital Investment

Account	Account number	Per year	At the end of year
1	2	3	4
Capital construction	280	2,873.0	20,423.0
Purchase (production) of fixed assets	290		
Purchase (production) of other capital tangible assets	300		
Acquirement (creation) of intangible assets	310	89.0	106.0
Formation of the main bevy	320		1,679.0
Others	330		
TOTAL	340	2,962.0	22,208.0

IV. Financial investments

Account	Account number	Per year	At the end of year	
			long-term	current
1	2	3	4	5
A. Financial investments by interest method in:	350			
Subsidiaries	360			
Joint activities	370			
Joint activity	370			
B. Other financial investments in: shares in charter funds of other enterprises	380	2,683.0		
Stocks	390			
Bonds	400			
Others	410			50.0
TOTAL (A+B)	420	2,683.0		50.0

Column 4 account 045 — Other long-term financial investments are displayed:

- in cost value (421) 2,683.0
- in fair cost (422)
- in depreciated cost (423)

Column 4 account 220 — Current financial investments are displayed:

- in cost value (424) 50.0
- in fair cost (425) 50.0
- in depreciated cost (426)

ATTACHMENT 19

V. Profits and losses

Account	Account number	Profits	Losses
1	2	3	4
A. Other operating profits and losses Operating lease of assets	440	149.0	148.0
Operating difference of exchange	450	8.0	
Realization of other tangible assets	460	2,617.0	2,070.0
Penalties, fines	470	3.0	150.0
Maintenance of housing and social objects	480	28.0	1,137.0
Other operating profits and losses	490	8,712.0	15,611.0
B. Profit and loss from interest under investments in: Associated enterprises	500		
Subsidiaries	510		331.0
Joint activities	520		
C. Other financial profits and losses Dividends	530		X
Interest	540	X	549.0
Financial lease of assets	550		
Other financial losses and profits	560	2,164.0	3.0
D. Other profits and losses Realization of financial investments	570		
Realization of fixed assets	580	39,038.0	38,943.0
Realization of property complexes	590		
Non-operating difference of exchange	600	861.0	
Free received assets	610	1,296.0	X
Fixed assets write-off	620	X	3,122.0
Other profits and losses	630		

Barter of products (goods, services, labor) (631)

Profit share from realization of products (goods, services, labor) under barter contracts with affiliated parties (632) %

ATTACHMENT 19

VI. Cash and cash equivalents

Account name	Account number	At the end of year
1	2	3
Cash on hand	640	15.0
Current bank account	650	
Other bank accounts (bills of credit, cheques)	660	63.0
Cash on the way	670	
Cash equivalents	680	9.0
TOTAL	690	87.0

Column 4 account number 070 Cash with limited usage (691)

ATTACHMENT 19

VII. Secured accounts

Types of secured accounts	Account number	Security waste at the beginning of year	Gain of secured accounts		Security funds, used per year	Unused security funds, reversed during the reported period	Amount of expected reimbursement of expenses from another party, considered for evaluation of secured accounts	Security waste at the end of year
			creation of securities	Addition contributions				
1	2	3	4	5	6	7	8	9
Security for employees vacations	710							
Security for future expenses for additional pension insurance	720							
Security for future settlement of guaranteed obligations	730							
Security of future expenses for restructuring	740							
Security for future expenses under onerous contracts	750							
	760	5.0	30.0		10.0			25.0
	770		1,441.0		1,441.0			
TOTAL	**780**	**5.0**	**1,471.0**		**1,451.0**			**25.0**

VIII. Reserves

Account name	Account number	Par value at the end of year	Reevaluation per year	
			Increase of net costs of realization	Adjustment
1	2	3	4	5
Raw materials and materials	800	9,928.0		65.0
Purchasing semi-finished materials and component products	810			
Fuel	820	2,647.0		
Containers and container materials	830	46.0		
Construction materials	840	253.0		
Duplicate	850	6,262.0		
Agricultural materials	860	101.0		
Growing and greased animals	870			
Low-valued and quick-wearing items	880	831.0		
Production in progress	890	1,663.0		
Finished products	900	2.132.0		
Goods	910	479.0		
TOTAL	**920**	**24,342.0**		**65.0**

Column 3 account number 920 Par value cost of reserves:

accounted in net cost of realization	(921)
submitted for remake	(922) 68.0
pledged	(923) 921.0
submitted for commission	(925)

Assets on safekeeping – account 02

ATTACHMENT 19

IX. Receivables

Account name	Account number	TOTAL at the end of year	i.e. within delinquency terms		
			up to 3 months	from 3 to 6 months	from 6 to 12 months
1	2	3	4	5	6
Receivables for goods, services, labor	940	64,886.0	54,395.0	4,561.0	5,930.0
Other current receivables	950	968.0	958.0	10.0	

Dead loans that were wrote-off during the reported year (951) 2,980.0

X. Shortages and losses for spoilage

Account name	Account number	Amount
1	2	3
Disclosed (write-off) during the year	960	80.0
Recognized as debt of guilty people during the reported period	970	31.0
Amount of shortages and losses under consideration (off-balance account)	980	16.0

Director ____________

Chief accountant ____________

ATTACHMENT 19

Addendum 6

Comments to the financial reports
of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

Addenda 1 – 5 set forth the consolidated financial reports with the notes of the OJSC "Marganetsky Ore Mining and Processing Enterprise" (hereinafter referred to as the OJSC "MGZK") and its subsidiary DP "Agropromtorg" for 2000 pursuant to the requirements of the Rules (Standards) of Bookkeeping and Accounting (hereinafter referred to as "P(S)BA") 20. Form No. 2 "2000 Financial Results Report" (Addendum 2) and form No. 3 "2000 Cash Flow Report" (Addendum 3) columns corresponding to data of the previous period (1999) do not contain transactions of DP "Agropromtorg", since P(S)BA 20 is applicable for 2000 period.

Non-working assets

1. Non-working assets are reflected in the balance sheet under the balance sheet value obtained as difference between purchase (original) value and depreciation accrued.

In bookkeeping and accounting reports, the non-working assets are broken down into the following groups:

- buildings, structures, and transfer mechanisms;
- machinery and equipment;
- means of transportation;
- instruments, devices, and tools;
- perennial plants;
- library assets;
- low value and non-working assets (conveyer belt, etc.).

Depreciation of the fixed assets (groups 1 – 5) was calculated under the method of reduction of residual value without application of increasing factor. The amount of depreciation was determined as the product of residual value of an item as of the beginning of the period under report (according to the fixed assets designated for production purposes) or original value as of the date of the beginning of depreciation accrual (according to the fixed assets not designated for production purposes) and annual depreciation standards. Pursuant to applicable tax legislation, decreasing factor of 0.8 was applied to depreciation accrued.

Depreciation of the group "Low value and non-working assets" in respect of conveyer belt was calculated via straightforward method based on the term of operational utilization determined by experts; according to the other items of this group – in the amount of 100% of the value of the item during transfer into operation.

In Addendum 5 of Section II, the increase of the value of group "Low value and non-working assets" was identified (according to columns 12, 13 "Other changes per year") (original value increased by UAH 10,142 thousand, depreciation increased by UAH 5,983 thousand) by the value of assets transferred from the category of working assets to the category of non-working assets pursuant to the bookkeeping and accounting policy of the enterprise approved.

In 2000, the increase of value of the fixed assets by the amount of additional evaluation (UAH 6,740 thousand) was obtained. Additional evaluation of the fixed assets is reflected in the category of other additional capital of the enterprise (Addendum 4).

There were not fixed assets and other non-working assets pledged.

As of 31.12.2000 the balance sheet value of the fixed assets not designated for production purposes amounted to UAH 3,846 thousand (including according to the fixed assets not included to the charter fund – UAH 1,441 thousand).

As of 31.12.2000, the residual value of the fixed assets under temporary closing-down amounted UAH 21,828 thousand in respect of the parent enterprise, and UAH 1,317 thousand in respect of subsidiary "Agropromtorg". In aggregate, the value of such assets amounted to UAH 23,145 thousand.

As of 31.12.2000, the original value of the totally depreciated fixed assets, however, remaining in use amounted to UAH 52,290 thousand in respect of the OJSC "MGZK" and UAH 148 thousand in respect of enterprise "Agropromtorg". Totally, it amounted to UAH 52,438 thousand.

At the end of 2000, the value of the fixed assets in the operational lease amounted to UAH 1,673 thousand in respect of the OJSC "MGZK", and UAH 393 thousand in respect of DP "Agropromtorg". Totally, it amounted to UAH 2,066 thousand.

2. Intangible assets are reflected in the balance sheet of the enterprise according to the residual value. In the bookkeeping and accounting reports they were broken down into the following groups:

- the rights to use natural resources (as of 31.12.2000, the residual value amounted to UAH 7 thousand);

- the rights to and the trademarks of the enterprise (respectively – UAH 67 thousand);

- other (completely depreciated as of 31.12.2000).

Depreciation of intangible assets of all groups was calculated via straightforward method.

The terms of operational utilization were determined separately for each item of the bookkeeping and accounting.

There were neither intangible assets pledged nor intangible assets with restrictions over ownership rights.

3. Long-term financial contributions are as follows:

- Contribution of the enterprise to the charter fund of subsidiary "Agropromtorg". The share of the enterprise constitutes 100%. The financial contributions were taken into account in the consolidated reports of the enterprise via respective adding up the indicators of the financial reports on bookkeeping and accounting items of the assets (UAH 2,867 thousand) and the liabilities (UAH 3,033 thousand). The amount of yield from investment accrued in 2000 amounted to UAH 22 thousand, which was reflected in the financial results;

- Contribution of the enterprise to the construction of "Solonyi lyman" facilities. The amount of the contribution (UAH 2,683 thousand) was taken into account in row "Other long-term financial investment".

Reserves

The original value of the reserves reflected in the financial reports as of the beginning and the end of the period under report was applied for the purposes of evaluation of such reserves.

Upon transfer of the reserves into production, sale and other withdrawal, evaluation was carried out according to the method of straightforward identification of a unit of reserves. The balance sheet value of the reserves on separate classification groups is set forth in Table 1.

Data on balance of the reserves

Table 1

No.	Group description	Balance sheet value as of 31.12.2000 in respect of the parent enterprise, UAH thousand	Balance sheet value as of 31.12.2000 in respect of DP "Agropromtorg", UAH thousand
1	2	3	4
1.	Raw materials, basic and auxiliary materials, fuel and lubricants, spare parts, low value and wearing items	19,840	228
2.	Uncompleted construction	1,591	72
3.	Finished products	2,132	
4.	Goods in the form of tangible values acquired for the purposes of further sale	105	374
	Total:	**23,668**	**674**

As of 31.12.2000 the value of the pledged reserves of the enterprise amounted to UAH 921 thousand.

Accounts receivable

Accounts receivable in the balance sheet of the enterprise are recorded in the form of indebtedness of purchasers for products, and indebtedness of other debtors.

1. As of 31.12.2000, the reserve of dubious debts was not established.

2. Long-term indebtedness is recorded in the form of indebtedness of the enterprise's employees under the loans advanced maturing not earlier than 31.12.2000. Long-term indebtedness is recorded within the non-working assets of the enterprise (UAH 14 thousand as of 31.12.2000).

3. To other current accounts receivable (row 210 of the balance sheet), indebtedness which is not subject to recording in other items of accounting of accounts receivable (Table 2) was recorded.

ATTACHMENT 19

Data on composition of item "Other current accounts receivable"

Table 2

No.	Type of indebtedness	As of 31.12.2000 in respect of the parent enterprise, UAH thousand	As of 31.12.2000 in respect of subsidiary "Agropromtorg", UAH thousand
1	2	3	4
1.	Indebtedness of the employees under the loans received	11	-
2.	Indebtedness under amounts advanced under reports	10	1
3.	Indebtedness of the budget under the payments for apartments, kindergartens, leases and other settlements of accounts, minus internal group balance under settlements of accounts with DP "Agropromtorg"	705	-
4.	Indebtedness under sales on credit		78
5.	Indebtedness under reimbursement of losses	16	19
6.	Indebtedness under settlements of accounts with the employees involving provision with food products against salaries	-	4
7.	Depositor indebtedness under salaries	124	-
	Total	**866**	**102**

4. "Other working assets" item included balance on tax payments in respect of VAT as of 31.12.2000 "VAT which has not matured" in the amount of UAH 344 thousand.

Monetary funds

As of 31.12.2000, item "Monetary funds" included the following balance:

- cash funds in the national currency in the cash department of the parent company in the amount of UAH 4 thousand, and the subsidiary – UAH 11 thousand;

- monetary funds in deposit accounts of at bank in respect of the subsidiary amounted to UAH 63 thousand;

- monetary equivalents in the national currency of the subsidiary amounted to UAH 9 thousand.

In total, the amount of monetary funds was equal to UAH 87 thousand.

Non-monetary transactions associated with investment and financial activities are recorded in form No. 3 "2000 Cash Flow Report" (Addendum 3):

- set-off of indebtedness for non-working assets acquired, operations performed for the purposes of improvement of fixed assets as repayment of accounts receivable;

- indebtedness for products, works, services – UAH 310 thousand;
- satisfaction of obligations with non-working assets – UAH 390 thousand;
- acquisition of current financial investment at expense of repayment of accounts receivable – UAH 154,051 thousand;
- repayment of loans at expense of working assets, as well as under agency agreement – UAH 510,060 thousand;
- transfer of current financial investment as repayment of current obligations – UAH 9,608 thousand;
- satisfaction of current obligations with bank loans – UAH 545,959 thousand.

In form No. 3 "2000 Cash Flow Report" (Addendum 3) in items 5, and 6 "Proceeds (expenses) within previous period", transactions of the subsidiary were not recorded.

Capital

1. Own capital of the enterprise includes the charter fund, other additional capital and uncovered losses.

Item of the balance sheet "Other additional capital" discloses balance of funds of the enterprise (Table 3).

Table 3

No.	Fund designation	Balance as of 01.01.2000, UAH thousand	Balance as of 31.12.2000, UAH thousand
1	2	3	4
1.	The fund of indexation of balance sheet value of the fixed assets, the fund of the fixed assets received free of charge (social designation fund)	265,250	265,182
2.	The fund of additional evaluation of goods and material valuables	5,305	5,305
3.	The fund of indexation of uncompleted construction	3,318	3,318
4.	The fund of additional evaluation of fixed assets	-	6,740
Total		**273,873**	**280,545**

In 2000, the following transactions with the enterprise's funds were carried out:

- profit was received in the amount of depreciation accrued on fixed assets obtained on free of charge basis (UAH 68 thousand) at the expense of the "Social designation fund";

- the "fund of additional evaluation of the fixed assets" was established in the amount of UAH 6,740 thousand.

2. The charter fund of the enterprise (UAH 54,156,396.18) is divided into 216,625,600 common registered shares each having nominal value of UAH 0.25. The charter fund was paid up in full. The State Property Fund of Ukraine is the founder. The list of the entities shares of which in the charter fund of the enterprise exceed 5% is set forth in Table 4.

Data on the shareholders of the OJSC "MGZK" shares of which exceed 5% in the charter fund

No.	List of shareholders	Number of shares	Share in the charter fund
1	2	3	4
1.	SJSC "Ukrpolimetaly"	54,156,401	25.000
2.	St.John Trading (OVERSEAS) Ltd	20,579,412	9.500
3.	Raffles Commodities Ltd	20,579,412	9.500
4.	Ulrich Limited	18,457,963	8.521
5.	Occidental management coltd	17,790,317	8.212
6.	CB "Privatbank"	52,980,284	24.257
7.	Vardedge Limited	22,294,185	10.291

Securing future expenses and payments

As of 31.12.2000, the amount securing payments of bonuses to the employees (UAH 25 thousand) and the amount securing payments for long service (0) are recorded in item "Securing payments to personnel". Expenses of the enterprise constitute the source of formation of such types of security.

As of 31.12.2000, the following amounts were included to item "Target oriented financing" of the balance sheet of the enterprise:

- investments, received by the enterprise, obligations under which as of 31.12.2000 were not performed (UAH 23,727 thousand);
- safety labor fund of the enterprise – UAH 55 thousand;
- environment protection fund remaining in disposal of the enterprise according to economic experiment – UAH 72 thousand.

Obligations

As of the end of the period under report, in line "Other long-term obligations" (line 470 of Section III liabilities of the balance sheet), the following long-term obligations were recorded under:

- restructured indebtedness repayment of which is anticipated not earlier than 31.12.2001 – UAH 33,425 thousand;
- indebtedness under the loan of Ministry of Industry – UAH 700 thousand;
- indebtedness under the loan – UAH 18 thousand;
- long-term indebtedness under the promissory notes – UAH 1,428 thousand;

In total, the amount of obligations was equal UAH 35,571 thousand.

2. Deferred tax obligations and deferred tax assets under profit tax for 2000 were not calculated, since P(S)BA 17 as of the date of drawing up the balance sheet, 31.12.2000, did not entered into force (standard entered into force from 01.01.2001).

3. The amount of current restructured indebtedness to be repaid within 2001 – UAH 355 thousand pursuant to the repayment schedule was recorded in line "Current indebtedness under long-term obligations" (line 510 of section IV of the liabilities of the balance sheet) as of the end of the period under report.

4. Indebtedness not subject to recording in other items of accounting of accounts payable (Table 5) was included to item "Other current obligations" (line 610 of section IV the liabilities of the balance sheet).

Table 5

No.	Type of indebtedness	As of 31.12.2000 in respect of the parent enterprise, UAH thousand	As of 31.12.2000 in respect of DP "Agropromtorg", UAH thousand
1	2	3	4
1.	Indebtedness under the safety labor fund	80	-
2.	VAT which has not matured	4,631	-
3.	Indebtedness under the amounts advanced under reports	2	-
4.	Indebtedness of creditors under other transactions of the enterprise with VAT, minus internal group balance under settlements of accounts with DP "Agropromtorg"	4,192	-
	Total	**8,905**	-

Profit

When specifying the profit in the period under report, the method of calculation was applied pursuant to which profit was accrued in the bookkeeping and accounting and reports as of the moment of its occurrence regardless of date of receipt of monetary funds.

1. As of 31.12.2000, in line 630 "Profit of future periods" of the balance sheet of the enterprise, investment amounts received in the form of non-working assets obligations under which were performed – UAH 1,907 thousand, were recorded.

2. According to the results of the activities during 2000, the enterprise obtained net profit in the amount of UAH 12,037 thousand.

Proceeds from sale of products – UAH 400,358 thousand (UAH 2,923 thousand constitute the amount of sales of the subsidiary, UAH 397,435 thousand constitute sales of the parent enterprise with adjustment by the amount of internal group transactions) constitute the basic part of profit of the enterprise.

3. The following profits of the parent enterprise were included to other operational profits (line 060):

- profit from other sales without VAT – UAH 2,617 thousand;
- profit from taxation of surplus of working assets – UAH 3,537 thousand;
- profit from transactions with promissory notes – UAH 1,892 thousand;
- profit from operational exchange rate differences – UAH 3 thousand;
- profit from writing off delayed indebtedness – UAH 1,661 thousand;
- profit from operational lease – UAH 149 thousand;
- profit from fines, penalty interest, forfeiture – UAH 3 thousand;
- other – UAH 1,649 thousand.

In total: UAH 11, 511 thousand.

Plus profit of the subsidiary – UAH 6 thousand (including operational exchange rate difference UAH 5 thousand).

In total, profit according to line "Other operational profit" – UAH 11,517.

4. The following data were included to item "Other financial profit" (line 120):

- interest received under balance of hard currency funds in the accounts of accounting letters of credit opened for purchase of non-working assets in respect of the parent company (UAH 2,161 thousand);
- interest received under commodity loan of the subsidiary (UAH 3 thousand).

In total, the amount is equal to UAH 2,164 thousand.

5. The following profits of the OJSC "MGZK" were included to item "Other profit" (line 130):

- profit from sale of non-working assets without VAT – UAH 39,038 thousand;
- surplus of non-working assets – UAH 1,296 thousand;
- profit from non-operational exchange rate differences – UAH 861 thousand.

In total, the amount is equal to UAH 41,195 thousand.

6. Profit item did not take into consideration the value of additional evaluation of non-working assets (fixed assets) – UAH 6,740 thousand, which was included into item "Other additional capital".

Expenses

1. Item "Other operational expenses" (line 090 of "the Financial results report") included the following expenses of the parent enterprise:

- expenses on other realization – UAH 2,070 thousand;
- losses from transactions with promissory notes – UAH 300 thousand;
- losses from writing off accounts receivable – UAH 2,684 thousand;
- losses from operational lease – UAH 148 thousand;
- losses from fines, penalty interest, forfeiture – UAH 150 thousand;
- losses from maintenance of residential, utility services, and social facilities – UAH 1,137;
- other – UAH 12,587.

The total amount of expenses is equal to UAH 19,076 thousand.

Additionally, expenses of the subsidiary amount to UAH 40 thousand.

In total, expenses according to line "Other operational expenses" amount to UAH 19,116 thousand.

2. Interest accrued on loans of the parent company (UAH 549 thousand), and of the subsidiary (UAH 3 thousand) were included to item "Other financial expenses" (line 140).

3. The following indicators were recorded in item "Other expenses" (line 160 of "the Financial Results Report"):

- value of the non-working assets sold – UAH 38,943 thousand;
- losses from liquidation, writing off the non-working assets – UAH 3,122 thousand.

The total amount of expenses is equal to UAH 42,065 thousand.

4. The enterprise did not incur any extraordinary expenses.

Transactions of the subsidiary were not recorded in line 4 "Previous period report" of form No. 2 "2000 Financial Results Report" (Addendum 2).

Correction of mistakes in the financial reports

1. The following items of accounting the assets, capital, and obligations by the amounts of mistakes revealed were corrected upon their setting forth as of 01.01.2000:

1.1 "Fixed assets" – the value of the item was reduced by the amount of debit tear and wear of fixed assets (UAH 126 thousand);

1.2 "Long term financial investments calculated according to the method of participation in capital" – the value of item was reduced by the amount of losses during 1999 in respect of DP "Agropromtorg" (UAH 353 thousand); "Other long-term financial investments" – the value of the item was formed for the amount of revealed and not taken into account earlier financial investment into joint activities (UAH 2,683 thousand);

1.3 The value of item "Long-term accounts payable" was reduced, and item "Other current accounts payable" was increased by the amount of current indebtedness of the enterprise revealed maturing in 2000 (UAH 10 thousand);

1.4 "Production reserves" – increase by UAH 3,381 thousand, by the amount of excessively written off tear and wear of low value and wearing items;

1.5 "Other current accounts receivable" – reduction by the amount of expenses included into it (by UAH 211 thousand);

1.6 "Expenses of future periods" – reduction by the amount of partially written off balance without account "Deficiency and expenses as result of damage of valuables" (UAH 285 thousand);

1.7 "Other additional capital" – the item was reduced by the amount of target oriented financing which was transferred from section II of liabilities of the balance sheet of line "Target oriented financing" (UAH 10,546 thousand), and line "Securing payments to personnel" (UAH 5 thousand); written off for balance of fund "Use of profit for financing acquisition of intangible assets" (UAH 172 thousand);

1.8 "Target oriented financing" is corrected by the following:

- amount of investment funds received in the form of working assets (UAH 31,725 thousand);
- amount of transferred to item "Profit of future periods" investment funds received in the form of non-working assets, obligations under which were fulfilled (UAH 3,212 thousand);
- amount of indebtedness under safety labor fund transferred into accounting of item "Other current obligations" (UAH 331 thousand);

1.9 "Other long-term indebtedness" is corrected by the following:

- amount of current obligations under restructured indebtedness which was transferred to item "Current indebtedness under long-term obligations" section IV of liabilities of the balance sheet (item was reduced by UAH 355 thousand);
- amount of long-term indebtedness under the promissory notes issued, which was previously recorded in item "Promissory notes issued" (UAH 5,676 thousand);

1.10 "Current obligations under settlements of accounts with the budget" was corrected by the amount of written off penalty interest recorded earlier in it (UAH 1,896 thousand).

2. The following items of bookkeeping and accounting of assets, capital, and liabilities were corrected by the amounts of corrections under transactions recorded during 2000, however, which pertained to the results of previous periods:

2.1 "Fixed assets" – the value of the item was increased by the amount of depreciation accrued on the fixed assets (UAH 2,005 thousand), and was increased by the amount of surplus revealed (UAH 16 thousand);

2.2 "Production reserves" – increased by UAH 63 thousand as result of correction of purchase price during 1999;

2.3 "Uncompleted production" – reduced by the amount of writing off the value of uncompleted repairs (UAH 3,697 thousand);

2.4 "Accounts receivable under goods, works, and services" – reduced by UAH 26 thousand;

2.5 "Other additional capital" – the item was reduced by the amount of correction of tear and ware of the non-working assets (UAH 265 thousand);

2.6 "Target oriented financing" is corrected by the amount of fine under the safety labor fund during 1999 (UAH 25 thousand);

2.7 "Accounts payable under goods, works, and services" – correction of mistakes of the previous period revealed during 2000 was made (the item was increased by UAH 201 thousand);

2.8 "Other current obligations" – the item was increased by UAH 27 thousand;

2.9 "Current obligations under settlements of accounts with the budget" was corrected by the amount of written off indebtedness under the innovation fund (UAH 16 thousand).

3. The following items of bookkeeping and accounting of assets, capital, and liabilities were corrected by the amounts of corrections in respect of recording balance of the subsidiary in connection with provision during 2000 consolidated financial reports:

3.1 Item "Financial contributions under the method of participation in capital" was reduced by UAH 2,509 thousand;

3.2 Increase of the value of items of bookkeeping and accounting of assets:

- Item "Fixed assets" was increased by UAH 2,066 thousand (original value was increased by UAH 3,131 thousand, and depreciation – by UAH 1,065 thousand);
- Item "Production reserves" was increased by UAH 184 thousand;
- Item "Breeding animals" was increased by UAH 182 thousand;
- Item "Uncompleted construction" was increased by UAH 129 thousand;
- Item "Goods" was increased by UAH 256 thousand;
- Item "Accounts receivable under goods, works, and services" was increased by UAH 28 thousand;
- Item "Accounts receivable under settlements of accounts with the budget" was increased by UAH 3 thousand;
- Item "Other current accounts receivable" was increased by UAH 14 thousand;
- Item "Monetary funds and their equivalent in the national currency was increased by UAH 9 thousand;

- Item "Expenses of future periods" was increased by UAH 2 thousand.

3.3 Reduction of the value of items of bookkeeping and accounting of assets:

- Item "Accounts receivable under the goods, works, and services" was reduced by UAH 67 thousand, by the amount of internal group balance of settlement of accounts;

- Item "Other current accounts payable" was reduced by UAH 201 thousand;

3.4 Increase of the value of items of bookkeeping and accounting of obligations:

- Item "Short-term bank loans" was increased by UAH 31 thousand;

- Item "Accounts payable under goods, works, and services" was increased by UAH 56 thousand;

- Item "Current obligations under settlements of accounts with the budget" was increased by UAH 9 thousand;

- Item "Current obligations under settlements of accounts under beyond budget payments" was increased by UAH 2 thousand;

- Item "Current obligations under the insurance payments" was increased by UAH 17 thousand;

- Item "Current obligations under payroll payments" was increased by UAH 32 thousand.

3.5 Items of bookkeeping and accounting "Other current obligations" were reduced by UAH 51 thousand, by the amount of internal group balance of settlement of accounts.

Financial reports with amendments introduced were not published.

Accounting policy within the period under report was changed in respect of incorporation of goods and tangible valuables to non-working assets (low value and non-working assets) and working assets (production reserves). Within 2000, a part of the working assets was incorporated for the purposes of bookkeeping and accounting to non-working assets – UAH 4,159 thousand. Balance as of 01.01.2000 of the balance sheet of the enterprise was not corrected by the amount of changes in the bookkeeping and accounting policy.

ATTACHMENT 20

[Translation from the Ukrainian language]

REGIONAL DEPARTMENT OF THE STATE PROPERTY FUND OF UKRAINE
IN DNIPROPETROVSK OBLAST

ORDER
No. 12/138-AO

Dnipropetrovsk 22 December 1995

On the Transformation of the State Enterprise Marganetsky Ore Mining and Processing Enterprise into the Open Joint Stock Company

The Commission on Privatization of the State Enterprise Marganetsky Ore Mining and Processing Enterprise pursuant to Decree No. 699/94 of the President of Ukraine, dated 26 November 1994, prepared the charter of the Open Joint Stock Company "Marganestky Ore Mining and Processing Enterprise", drew up the act of evaluation of the integral property complex approved by Order No. 12/395-PCИ of the Regional Department of the State Property Fund of Ukraine in Dnipropetrovsk Oblast, dated 9 December 1995.

Subject to the foregoing,

I HEREBY ORDER:

1. To establish the Open Joint Stock Company via transformation of the State Marganetsky Ore Mining and Processing Enterprise into the Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise".

2. To determine that the Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" shall be the legal successor of the enterprise being privatized.

3. To approve the Charter of the Open Joint Stock Company.

4. To appoint the Director of "Marganetsky Ore Mining and Processing Enterprise", Nadtochenko M.M. to the position of the Chairman of the Management Board of the established Joint Stock Company and enter into the contract with him.

5. To direct the Chairman of the Management Board of the OJSC referred to above:

- within three days to submit the Charter of the company for the registration with the state executive authority;

- within seven days after the state registration of the company to submit to appropriate financial body the documents for the registration of the issuance of shares and information on the issuance of shares.

6. To delegate to the Deputy Head of the Regional Department, Hryshyn, M.A., control over the performance of this Order.

ATTACHMENT 20

HEAD OF THE REGIONAL DEPARTMENT	[signature]	Y.I. Kovalenko

True copy:

[signature]

ATTACHMENT 21

UKRAINE
EXECUTIVE COMMITTEE
of the MARGANETS CITY COUNCIL OF PEOPLES' DEPUTIES

ORDER

12 January 1996 No. 25 – p
The City of Marganets

On the registration of subjects
<u>of entrepreneurial activity.</u>

According to submitted documents of the Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" and pursuant to the Resolution No. 274 of the Cabinet of Ministers of Ukraine "On the State Registration of Subjects of Entrepreneurial Activity", dated 29 April 1994 I hereby consider necessary:

1. To register:

- The Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" established by the Order No. 12/138 –AO of the Regional Department of the State Property Fund in Dnipropetrovsk obalst, dated 22 December 1995.

The address of the Company: 62, Radyanska Str., Marganets.

2. To determine that the Open Joint Stock Company "Marganetsky Ore Mining and Processing Enterprise" shall be the legal successor of the enterprise being privatized.

3. To delegate to the state tax inspection in Marganets control over activities of the subjects of entrepreneurial activity.

The Head of the City Council O. [illegible]
[seal]

[seal] *ACCORDING TO THE ORIGINAL*
The Head of Secretariat
[signature]
12 January 1996

ATTACHMENT 22

REGIONAL DEPARTMENT OF THE STATE PROPERTY FUND OF UKRAINE IN DNIPROPETROVSK OBLAST

ORDER

No. 12-70 [illegible]

Dnipropetrovsk 21 May 1996

On the Sale of Shares of the OJSC
"Marganetsky Ore Mining
and Processing Enterprise"

On the implementation of the Shares' Placement Plan of the Open Joint Stock Company "Marganestky Ore Mining and Processing Enterprise" agreed with the Cabinet of Ministers of Ukraine and approved by Order No. 12/18 ПРА of the regional department of the State Property Fund of Ukraine, dated 16 May 1995 and pursuant to the Regulation On the Application of Methods of Privatization of the State Enterprises Property (para 5.1 – 5.2.) –

I HEREBY ORDER:

1. To carry out the sale of shares of the OJSC "Marganetsky GZK" according to the Adjusted Shares' Placement Plan.

2. To establish the Commission on the sale of shares of the Open Joint Stock Company composing of:

Head of the Commission – Kolomoyets L.I. – Deputy Head of the Department on the sale of shares and coordination of certificates' centers;

Members of the Commission –
Yefymenko L.M. – Deputy Chairman of the Management Board;
Dobrenkova L.G. – Chief Accountant;
Goretsky P.A. – Leading economist;
Kozak T.V. – the Head of RFB;
Hrusheva G.M. – Deputy Head of VK;
Zimnenko N.G. – EOM operator;
Kozina Z.P. – EOM operator;
Chesnokova I.V. – EOM operator;

3. To entrust Kolomoyets L.I., authorized representative of the regional department of the State Property Fund of Ukraine in Dnipropetrovsk region, with:

- Monitoring the compliance with the applicable legislation by the Commission;

- Timely execution of documents and submission of the protocol on the results of privileged sale of shares for approval;

ATTACHMENT 22

- Control over the organization of the competitive sale of shares.

4. To issue a power of attorney to Kolomoyets L.I. entitling to represent the interests of the regional department of the State Property Fund of Ukraine in Dnipropetrovsk region during the sale of shares of the Open Joint Stock Company "Marganestky GZK".

5. To delegate to the Head of the Department on the sale of shares and coordination of certificates' centers, Duchynsky P.I., control over the performance of this Order.

Deputy Head of
Regional department M.A. Hryshyn

[seal]

03 MAR 17 AM 7:21

ATTACHMENT 23

Annex No. 16 to the Order No. 153 of the State Property Fund of Ukraine of 12 February 1997 No.153

Section V. Of the Adjusted Share Distribution Plan
of the OJSC "Marganetsky Ore Mining and Processing Enterprise"

- The charter fund........UAH 54,156,400
- Number of shares..........216,625,600
- Nominal value of each share.......UAH 0.25

Placement method	Placement period		Shares		Share in the charter fund, %
	Beginning	End	Number, items	Total value, UAH	
1	2	3	4	5	6
1. Privileged sale	-	-			
1.1. To employees of the enterprise: - for privatization property certificates - for money	sold sold		6,914,000 848,833	1,728,500 212,208.25	3.19 0.39
1.2. Citizens entitled to the privileged purchase of shares according to Article 25 of the Law of Ukraine "On Privatization of the Property of the State Enterprises": - for privatization property certificates - for money	sold sold		1,350,000 207,760	337,500 51,940	0.63 0.1
2. Shares' sale to citizens and financial intermediaries for property certificates through the certificate auction	sold		25,854,248	6,463,562	11.93
3. Share holdings' sale for privatization certificates through non-commercial tender					
Holding No.1	I quarter 97	III quarter 97	54,156,400	13,539,100	25.0
Holding No. 2	I quarter 97	III quarter 97	21,662,560	5,415,640	10.0
Holding No. 3	I quarter 97	III quarter 97	49,137,787	12,284,446.75	22.68
4. Remain in the state ownership			56,494,012	14,123,503.0	26.08
Total			216,625,600	54,156,400	100

ATTACHMENT 23

Deputy Director of the Department On shares' sale systems	[signature]	V. Krasovsky
Deputy Head of the Department On the expertise of privatization projects	[signature]	M. Loveyko

ATTACHMENT 24

Approved
___________ O. Bondar
___________1998
[seal of the Chancellery]

Annex to the Order No. 2278 of the State Property Fund of Ukraine dated 3 December 1998

Adjusted Share Distribution Plan
(of the G group enterprise)
of the OJSC "MARGANETSKY ORE MONING AND PROCESSING ENTERPRISE"
Established by transformation of the state enterprise
MARGANETSKY ORE MINING AND PROCESSING ENTERPRISE

EDRPOU code **190911** **Total number of shares 216,625,600**
Charter fund **UAH 54,156,400** **Nominal value of each share UAH 0.25**

No.	Sale code	Placement method	Placement period		Shares		Share in the CC, %	Unsold	
			Beginning	End	Number	Total cost, UAH thous.		Number	Share in the CC, %
1	1.	Remains in the state property	12 Nov 1998	12 Nov 2001	54,156,401	13,539.10025	25.0	54,156,401	25.0
2	4.	Privileged shares' placement	Sold		9,320,593	2,330.14825	4.3		
3	4.1.	To employees of the enterprise under privatization	sold		7,762,833	1,940.70825	3.58		
4	4.1.1	- for privatization property certificates	sold		6,914,000	1,728.5	3.19		
5	4.1.2	- for cash and CC	Sold		848,833	212.20825	0.39		
6	4.2	To other citizens entitled to privileged purchase of shares	sold		1,557,760	389.44	0.72		
7	4.2.1	- for privatization property certificates	sold		1,350,000	337.5	0.62		
8	4.2.2	- for cash and CC	sold		207,760	51.94	0.1		
9	5.	Shares' sale on competitive basis			153,148,606	38,287.1515	70.7	2,337,611	1.08
10	5.1.	Auction sale	sold		25,854,248	6,463.562	11.93		
11	5.1.1	- on certificate auctions for PPC	sold		25,854,248	6,463.562	11.93		
12	5.3.	Shares' sale through non-commercial tender	sold		124,956,747	31,239.18675	57.68		
13	5.3.3	- for privatization property certificates	sold		124,956,747	31,239.18675	57.68		

ATTACHMENT 24

14	5.4.	Shares' sale for cash			2,337,611	584.40275	1.08	2,337,611	1.08
15	5.4.1.	- through stock exchange	1 Dec 98	1 Apr 99	2,337,611	584.40275	1.08	2,337,611	1.08
		Total:	X	X	216,625,600	54,156.4	100.0	56,494,012	26.08

Acting for the Director of the Department on certificate privatisation [signature] / V.Krasovsky/

The executor [signature]